    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 10, 1994



                                                       REGISTRATION NO. 33-54821

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 PRE-EFFECTIVE


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                         REGIONS FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)
                             ---------------------

           DELAWARE                         6711                        63-0589368
(State or other jurisdiction of  (Primary Standard Industrial        (I.R.S. Employer
incorporation or organization)   Classification Code Number)        Identification No.)

                             417 NORTH 20TH STREET
                              BIRMINGHAM, AL 35203
                                 (205) 326-7100
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                               VIRGINIA L. MARTIN
                                 LEGAL OFFICER
                             417 NORTH 20TH STREET
                              BIRMINGHAM, AL 35203
                                 (205) 326-7080
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

      CHARLES C. PINCKNEY            FRANK M. CONNER III             JOHN E. NIEDRACH
        LANGE, SIMPSON,                 ALSTON & BIRD                HINE, NIEDRACH &
     ROBINSON & SOMERVILLE       700 THIRTEENTH STREET, N.W.          MCCLELLAN, P.C
 417 NORTH 20TH STREET, SUITE             SUITE 350                111 BRIDGEPOINT PLAZA
    1700 BIRMINGHAM, AL 35203      WASHINGTON, D.C. 20005               THIRD FLOOR
        (205) 250-5000                 (202) 508-3300                 ROME, GA 30162
                                                                      (706) 291-2531

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
PUBLIC: As soon as practicable after this registration statement becomes effective.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), SHALL DETERMINE.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                         REGIONS FINANCIAL CORPORATION

                             CROSS-REFERENCE SHEET

                                                               CAPTION OR LOCATION IN
                      FORM S-4 ITEM                          PROXY STATEMENT/PROSPECTUS
     -----------------------------------------------  -----------------------------------------
  1. Forepart of registration statement and outside
     front cover page of prospectus.................  Outside Front Cover of Proxy
                                                      Statement/Prospectus; Facing Page of
                                                      Registration Statement; Cross-Reference
                                                      Sheet.
  2. Inside front and outside back cover of
     prospectus.....................................  Available Information; Documents
                                                      Incorporated by Reference; Table of
                                                      Contents.
  3. Risk factors, ratio of earnings to fixed
     charges and other information..................  Summary; Comparative Market Prices and
                                                      Dividends.
  4. Terms of the transaction.......................  Summary; Description of the Transaction;
                                                      Effect of the Merger on Rights of
                                                      Stockholders; Description of Regions
                                                      Common Stock.
  5. Pro forma financial information................  Summary; Summary Pro Forma Financial
                                                      Data.
  6. Material contacts with the company being
     acquired.......................................  Summary; Description of the Transaction.
  7. Additional information required for re-offering
     by persons and parties deemed to be
     underwriters...................................  Not applicable.
  8. Interest of named experts and counsel..........  Opinions.
  9. Disclosure of Commission position on
     indemnification for Securities Act
     liabilities....................................  Not Applicable (See Part II, Item 20).
 10. Information with respect to S-3 registrants....  Documents Incorporated by Reference;
                                                      Summary; Business of Regions; Summary Pro
                                                      Forma Financial Data.
 11. Incorporation of certain information by
     reference......................................  Documents Incorporated by Reference.
 12. Information with respect to S-2 or S-3
     registrants....................................  Available Information; Documents
                                                      Incorporated by Reference.
 13. Incorporation of certain information by
     reference......................................  Documents Incorporated by Reference.
 14. Information with respect to registrants other
     than S-2 or S-3 registrants....................  Not Applicable.
 15. Information with respect to S-3 companies......  Not Applicable.
 16. Information with respect to S-2 or S-3
     companies......................................  Available Information; Documents
                                                      Incorporated by Reference; Summary.
 17. Information with respect to companies other
     than S-2 or S-3 companies......................  Not Applicable.
 18. Information if proxies, consents, or
     authorizations are to be solicited.............  Documents Incorporated by Reference;
                                                      Summary; The Stockholder Meeting;
                                                      Description of the Transaction;
                                                      Description of Regions Common Stock.
 19. Information if proxies, consents, or
     authorizations are not to be solicited or in an
     exchange offer.................................  Not Applicable.

Dear First Community Bancshares, Inc. Stockholder:


     You are cordially invited to attend the 1994 Annual Meeting of Stockholders (the "Annual Meeting") of First Community Bancshares, Inc. ("First Community") to be held at Holiday Inn Skytop, Highway 411 East, Rome, Georgia 30161 on September 14, 1994, at 6:00 p.m., local time, notice of which is enclosed.


     At the Annual Meeting, you will be asked to consider and vote on a proposal to approve an Agreement and Plan of Merger (the "Agreement"), entered into with Regions Financial Corporation ("Regions") pursuant to which First Community will merge (the "Merger") with and into Regions, and First Rome Bank, a wholly-owned subsidiary of First Community (the "Bank"), will become a wholly-owned subsidiary of Regions and will continue serving its current markets as a state-chartered commercial bank. Upon consummation of the Merger, each share of First Community common stock issued and outstanding (except for certain shares held by First Community or Regions and shares held by stockholders who perfect their dissenters' rights of appraisal) will be converted into 0.95 of a share of Regions common stock.

     At the Annual Meeting, you also will be asked to consider and vote on a proposal to elect four nominees to the Board of Directors of First Community, each of whom currently serves as a director of First Community.

     The accompanying Proxy Statement/Prospectus provides a description of the proposed Merger and provides other specific information concerning the Annual Meeting, the election of directors, and the management of First Community. Please read these materials carefully and consider thoughtfully the information set forth in them.

     The Merger has been approved unanimously by your Board of Directors and is recommended by the Board to you for approval. Each member of the Board of Directors of First Community has agreed to vote such member's shares in favor of the Merger. Consummation of the Merger is subject to certain conditions, including approval of the Agreement by First Community stockholders and approval of the Merger by various regulatory agencies.

     Stockholders of First Community who perfect their dissenters' rights of appraisal prior to the proposed Merger and comply with applicable law will be entitled to receive the fair value of their First Community shares in cash, as provided by applicable law.

     It is important to understand that approval of the Agreement requires the affirmative vote of a majority of the outstanding shares of First Community common stock entitled to vote at the Annual Meeting. Consequently, a failure to vote with respect to the Agreement will have the same effect as a vote against the Agreement. Although a failure to vote with respect to election of directors does not have the effect of a negative vote, your vote in the election of directors for four positions also is important.

     Accordingly, whether or not you plan to attend the Annual Meeting, you are urged to complete, sign, and return promptly the enclosed proxy card. If you attend the Annual Meeting, you may vote in person if you wish, even if you previously have returned your proxy card. The proposed Merger with Regions is a significant step for First Community, and your vote on this matter is of great importance. On behalf of the Board of Directors, I urge you to vote for approval of the Agreement by marking the enclosed proxy card "FOR" Item One and for the election of the four nominees to the Board of Directors of First Community by marking the enclosed proxy card "FOR" the nominees listed under Item Two.

                                          Sincerely,

                                          B. G. EARLY
                                          President and Chief Executive Officer

                        FIRST COMMUNITY BANCSHARES, INC.
          TURNER MCCALL BOULEVARD AT FIFTH AVENUE, ROME, GEORGIA 30161

               NOTICE OF THE 1994 ANNUAL MEETING OF STOCKHOLDERS

                         TO BE HELD SEPTEMBER 14, 1994



     Notice is hereby given that the 1994 Annual Meeting of Stockholders (the "Annual Meeting") of First Community Bancshares, Inc. ("First Community") will be held at Holiday Inn Skytop, Highway 411 East, Rome, Georgia 30161, on September 14, 1994, at 6:00 p.m., local time, for the following purposes:


          1. Merger. To consider and vote upon the Agreement and Plan of Merger, dated as of April 12, 1994 (the "Agreement"), by and between First Community and Regions Financial Corporation ("Regions") pursuant to which
     (i) Regions will acquire all of the issued and outstanding common stock of First Community through the merger of First Community with and into Regions (the "Merger"), (ii) each share of First Community common stock (except for certain shares held by First Community or Regions and shares held by stockholders who perfect their dissenters' rights of appraisal) will be converted into 0.95 of a share of Regions common stock, and (iii) each First Community stockholder will receive cash in lieu of any remaining fractional share interest, all as described more fully in the accompanying Proxy Statement/Prospectus.

          2. Election of Directors. To elect the four nominees named in the Proxy Statement/Prospectus as directors of First Community to serve three-year terms or until their successors are duly elected and qualified.

          3. Other Business. To transact such other business as may come properly before the Annual Meeting, including adjourning the Annual Meeting to permit, if necessary, further solicitation of proxies.


     Only stockholders of record at the close of business on August 10, 1994, are entitled to receive notice of and to vote at the Annual Meeting or any adjournment or postponement thereof.


     Stockholders of First Community have a right to dissent from the Merger and obtain payment of the fair value of their shares in cash by complying with the applicable provisions of Georgia law, which are attached to the accompanying Proxy Statement/Prospectus as Appendix B.

     We urge you to sign and return the enclosed proxy as promptly as possible, whether or not you plan to attend the Annual Meeting in person. The proxy may be revoked by the person executing the proxy by filing with the Corporate Secretary of First Community an instrument of revocation or a duly executed proxy bearing a later date or by electing to vote in person at the Annual Meeting.

                                          By Order of the Board of Directors

                                          EDWARD HINE, JR.
                                          Corporate Secretary


Rome, Georgia



August 11, 1994

      FIRST COMMUNITY BANCSHARES, INC.                 REGIONS FINANCIAL CORPORATION
               PROXY STATEMENT                                  PROSPECTUS
 FOR THE 1994 ANNUAL MEETING OF STOCKHOLDERS                   COMMON STOCK
        TO BE HELD SEPTEMBER 14, 1994                        (PAR VALUE $.625)


                             ---------------------

     This Prospectus of Regions Financial Corporation, a regional bank holding company organized under the laws of the state of Delaware ("Regions"), relates to the shares of common stock, par value $.625 per share, of Regions ("Regions Common Stock"), which are issuable to the stockholders of First Community Bancshares, Inc. ("First Community") upon consummation of the proposed merger (the "Merger") described herein by which First Community will merge with and into Regions pursuant to the terms of an Agreement and Plan of Merger, dated as of April 12, 1994 (the "Agreement"), by and between Regions and First Community.

     At the effective date of the Merger (the "Effective Date"), except as described herein, (i) First Community will merge with and into Regions, and (ii) each outstanding share of the $1.00 par value common stock of First Community ("First Community Common Stock") will be converted into 0.95 of a share of Regions Common Stock. As a result of the Merger, the separate existence of First Community will cease, and First Rome Bank, a wholly-owned subsidiary of First Community (the "Bank"), will become a wholly-owned subsidiary of Regions and will continue in operation serving its current markets as a state-chartered commercial bank. For a further description of the terms of the Merger, see "Description of the Transaction."


     This Prospectus also serves as a Proxy Statement of First Community and is being furnished to the stockholders of First Community in connection with the solicitation of proxies by the Board of Directors of First Community for use at its 1994 Annual Meeting of Stockholders (including any adjournment or postponement thereof, the "Annual Meeting") to be held on September 14, 1994, to consider and vote upon (i) approval of the Agreement, including the Merger and related matters, and (ii) the election of four nominees to the Board of Directors of First Community. This Proxy Statement/Prospectus and the accompanying proxy card are first being mailed to the stockholders of First Community on or about August 11, 1994.

                             ---------------------

THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS, SAVINGS ACCOUNTS OR OTHER
      OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY
          THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER
                GOVERNMENTAL AGENCY OR INSTRUMENTALITY.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
     THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
       THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS.
         ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


        The date of this Proxy Statement/Prospectus is August 11, 1994.

                             AVAILABLE INFORMATION

     Regions and First Community are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, file reports, proxy statements, and other information with the Securities and Exchange Commission ("SEC"). Copies of such reports, proxy statements, and other information can be obtained, at prescribed rates, from the SEC by addressing written requests for such copies to the Public Reference Section at the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy statements, and other information can be inspected at the public reference facilities referred to above and at the regional offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

     This Proxy Statement/Prospectus constitutes part of a registration statement on Form S-4 (including any exhibits and amendments thereto, the "Registration Statement") filed by Regions with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities offered hereby. This Proxy Statement/Prospectus does not include all of the information in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. For further information about Regions and the securities offered hereby, reference is made to the Registration Statement. The Registration Statement may be inspected and copied, at prescribed rates, at the SEC's public reference facilities at the addresses set forth above. Regions Common Stock is traded in the Nasdaq National Market. Reports, proxy statements, and other information concerning Regions may be inspected at the offices of the National Association of Securities Dealers, Inc. (the "NASD"), 1735 K Street, N.W., Washington, D.C. 20006.

     No person is authorized to give any information or to make any representations other than those included in this Proxy Statement/Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by Regions or First Community. This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby in any jurisdiction to or from any person to or from whom it is unlawful to make such an offer or solicitation. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of securities made hereunder shall under any circumstances create an implication that there has been no change in the affairs of Regions or First Community since the date hereof or that the information herein is correct as of any time subsequent to the date hereof.

     All information included or incorporated by reference in this Proxy Statement/Prospectus with respect to Regions was supplied by Regions, and all information included or incorporated by reference herein with respect to First Community was supplied by First Community.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents previously filed with the SEC by Regions pursuant to the Exchange Act are hereby incorporated by reference herein:

          1. Regions' Annual Report on Form 10-K for the fiscal year ended December 31, 1993;

          2. Regions' Quarterly Report on Form 10-Q for the quarter ended March 31, 1994;

          3. Regions' Current Reports on Form 8-K dated as of December 31, 1993, and July 8 and 18, 1994;

          4. The description of Regions Common Stock under the heading "Item 1. Capital Stock to be Registered" in the registration statement on Form 8-A of Regions relating to Regions Common Stock and in any amendment or report filed for the purpose of updating such description; and

          5. Regions' Reports on Form 10-C dated as of December 31, 1993, and May 2, 1994.

     Regions' Annual Report on Form 10-K for the year ended December 31, 1993, incorporates by reference specific portions of Regions' Annual Report to Stockholders for that year (the "Regions Annual Report to

Stockholders"), but does not incorporate other portions of the Regions Annual Report to Stockholders. Only those portions of the Regions Annual Report to Stockholders captioned "Financial Summary & Review 1993," "Financial Statements and Notes," and "Historical Financial Summary" are incorporated herein. Other portions of the Regions Annual Report to Stockholders are NOT incorporated herein and are not a part of the Registration Statement.

     The following documents previously filed with the SEC by First Community pursuant to the Exchange Act are hereby incorporated by reference herein:

          1. First Community's Annual Report on Form 10-K for the fiscal year ended December 31, 1993; and

          2. First Community's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994.

     All documents filed by Regions pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Annual Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.


     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THOSE DOCUMENTS ARE AVAILABLE UPON REQUEST, WITHOUT CHARGE (EXCEPT FOR THE EXHIBITS THERETO), IF FILED BY REGIONS, FROM RONALD C. JACKSON, STOCKHOLDER ASSISTANCE, REGIONS FINANCIAL CORPORATION, P.O. BOX 1448, MONTGOMERY, ALABAMA 36102 (TELEPHONE (205) 832-8450), AND IF FILED BY FIRST COMMUNITY, FROM DEBRA MCGEE, FIRST COMMUNITY BANCSHARES, INC., TURNER MCCALL BOULEVARD AT FIFTH AVENUE, ROME, GEORGIA 30161, TELEPHONE (706) 291-1000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY SEPTEMBER 7, 1994.

                               TABLE OF CONTENTS


                                                                                       PAGE
                                                                                       ----
AVAILABLE INFORMATION................................................................     2
DOCUMENTS INCORPORATED BY REFERENCE..................................................     2
SUMMARY..............................................................................     6
  The Parties........................................................................     6
  Annual Meeting of First Community Stockholders.....................................     7
  Record Date; Vote Required.........................................................     7
  The Merger; Exchange Ratio.........................................................     7
  Dissenting Stockholders............................................................     7
  Reasons for the Merger; Recommendation of First Community's Board of Directors.....     7
  Effective Date.....................................................................     8
  Exchange of Stock Certificates.....................................................     8
  Regulatory Approvals and Other Conditions..........................................     8
  Waiver, Amendment, and Termination of the Agreement................................     8
  Interests of Certain Persons in the Merger.........................................     9
  Certain Federal Income Tax Consequences of the Merger..............................     9
  Certain Differences in Stockholders' Rights........................................     9
  Comparative Market Prices of Common Stock..........................................     9
  Comparative Per Share Data.........................................................    10
  Selected Financial Data............................................................    11
THE STOCKHOLDER MEETING..............................................................    14
  General............................................................................    14
  Record Date; Vote Required.........................................................    14
DESCRIPTION OF THE TRANSACTION.......................................................    15
  General............................................................................    15
  Treatment of First Community Options...............................................    15
  Background of and Reasons for the Merger...........................................    16
  Effective Date of the Merger.......................................................    17
  Distribution of Regions Stock Certificates and Payment for Fractional Shares.......    18
  Conditions to Consummation of the Merger...........................................    18
  Regulatory Approvals...............................................................    19
  Waiver, Amendment, and Termination of the Agreement................................    19
  Conduct of Business Pending the Merger.............................................    20
  Management Following the Merger....................................................    21
  Interests of Certain Persons in the Merger.........................................    21
  Dissenting Stockholders............................................................    21
  Certain Federal Income Tax Consequences of the Merger..............................    24
  Accounting Treatment...............................................................    25
  Expenses and Fees..................................................................    25
  Resales of Regions Common Stock....................................................    25
EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS.......................................    25
  Antitakeover Provisions Generally..................................................    25
  Authorized Capital Stock...........................................................    26
  Amendment of Certificate or Articles of Incorporation and Bylaws...................    27
  Classified Board of Directors and Absence of Cumulative Voting.....................    27
  Removal of Directors...............................................................    28
  Limitations on Director Liability..................................................    28
  Indemnification....................................................................    28
  Special Meetings of Stockholders...................................................    29

                                                                                       PAGE
                                                                                       ----
  Actions by Stockholders Without a Meeting..........................................    29
  Stockholder Nominations and Proposals..............................................    29
  Business Combinations With Certain Persons.........................................    30
  Mergers, Consolidations, and Sales of Assets Generally.............................    30
  Dissenters' Rights of Appraisal....................................................    31
  Stockholders' Rights to Examine Books and Records..................................    31
  Dividends..........................................................................    31
COMPARATIVE MARKET PRICES AND DIVIDENDS..............................................    32
BUSINESS OF REGIONS..................................................................    33
  General............................................................................    33
  Recent Developments................................................................    34
SUMMARY PRO FORMA FINANCIAL DATA.....................................................    36
  Selected Pro Forma Combined Data for Regions and First Community...................    36
  Selected Pro Forma Combined Data for Regions, First Community, and Other
     Acquisitions....................................................................    37
BUSINESS OF FIRST COMMUNITY..........................................................    38
  Executive Officers.................................................................    38
  Executive Compensation.............................................................    39
  Voting Securities..................................................................    40
ELECTION OF DIRECTORS OF FIRST COMMUNITY.............................................    41
  Information on Directors...........................................................    41
  Security Ownership of Directors and Nominees for Election..........................    43
  Meetings and Committees of the Board of Directors..................................    44
  Certain Relationships and Related Transactions.....................................    44
SUPERVISION AND REGULATION...........................................................    46
  General............................................................................    46
  Payment of Dividends...............................................................    48
  Transactions With Affiliates.......................................................    48
  Capital Adequacy...................................................................    49
  Support of Subsidiary Institutions.................................................    50
  Prompt Corrective Action...........................................................    50
  Brokered Deposits..................................................................    51
  FDIC Insurance Assessments.........................................................    51
  New Safety and Soundness Standards.................................................    52
  Depositor Preference...............................................................    53
DESCRIPTION OF REGIONS COMMON STOCK..................................................    53
STOCKHOLDER PROPOSALS................................................................    53
EXPERTS..............................................................................    53
OPINIONS.............................................................................    54
APPENDIX A -- Agreement and Plan of Merger...........................................   A-1
APPENDIX B -- Title 14, Chapter 2, Article 13 of the Georgia Business Corporation
  Code Relating to Rights of Dissenting Stockholders.................................   B-1

                                    SUMMARY

     The following is a summary of certain information relating to the Annual Meeting, the Merger, and the offering of shares of Regions Common Stock to be issued upon consummation thereof. This summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Proxy Statement/Prospectus. Stockholders are urged to read carefully the entire Proxy Statement/Prospectus, including the Appendices. As used in this Proxy Statement/Prospectus, the terms "Regions" and "First Community" refer to those entities, respectively, and, where the context requires, to those entities and their respective subsidiaries.

THE PARTIES

     First Community. First Community is a bank holding company organized under the laws of the state of Georgia with its principal executive offices located in Rome, Georgia. First Community operates principally through the Bank, which is a state-chartered commercial bank and which provides a range of retail banking services through two offices in Floyd County, Georgia. At March 31, 1994, First Community had total consolidated assets of approximately $124 million, total consolidated deposits of approximately $113 million, and total consolidated stockholders' equity of approximately $9 million. First Community's principal executive office is located at Turner McCall Boulevard at Fifth Avenue, Rome, Georgia 30161, and its telephone number at such address is (706) 291-1000.

     Additional information with respect to First Community and its subsidiaries is included in documents incorporated by reference in this Proxy Statement/Prospectus. Copies of such documents, consisting of First Community's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, and First Community's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, accompany this Proxy Statement/Prospectus.

     Regions. Regions, formerly named First Alabama Bancshares, Inc., is a regional bank holding company headquartered in Birmingham, Alabama, which operated as of June 1, 1994, 243 banking offices in the states of Alabama, Florida, Georgia, Louisiana, and Tennessee. At March 31, 1994, Regions had total consolidated assets of approximately $10.4 billion, total consolidated deposits of approximately $8.8 billion, and total consolidated stockholders' equity of approximately $878 million. Regions operates five state-chartered commercial bank subsidiaries and one federal stock savings bank in the states of Alabama, Florida, Georgia, Louisiana, and Tennessee and four banking-related subsidiaries engaged in mortgage banking, credit life insurance, leasing, and securities brokerage activities with offices in various Southeastern states. Through its subsidiaries, Regions offers a broad range of banking and banking-related services.

     During the 1994 fiscal year, Regions has completed the acquisitions of two financial institutions in the states of Alabama and Louisiana (referred to as the "Recently Completed Acquisitions") and has entered into definitive agreements to acquire three financial institutions in addition to First Community in the states of Alabama and Louisiana (referred to as the "Other Pending Acquisitions"). Information with respect to the Recently Completed Acquisitions and the Other Pending Acquisitions (referred to collectively as the "Other Acquisitions") is included under "Business of Regions -- Recent Developments" and "Summary Pro Forma Financial Information."

     Regions was organized under the laws of the state of Delaware and commenced operations in 1971 under the name First Alabama Bancshares, Inc. On May 2, 1994, the name of First Alabama Bancshares, Inc. was changed to Regions Financial Corporation. Regions is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Regions' principal executive offices are located at 417 North 20th Street, Birmingham, Alabama 35203, and its telephone number at such address is (205) 326-7100.

     Additional information with respect to Regions and its subsidiaries is included in documents incorporated by reference in this Proxy
Statement/Prospectus. See "Available Information," "Documents Incorporated by Reference," and "Business of Regions."

ANNUAL MEETING OF FIRST COMMUNITY STOCKHOLDERS


     The Annual Meeting will be held at 6:00 p.m., local time, on September 14, 1994, at Holiday Inn Skytop, Highway 411 East, Rome, Georgia 30161, for the purpose of considering and voting upon (i) approval of the Agreement and (ii) the election of four nominees to the Board of Directors of First Community. See "The Stockholder Meeting."


RECORD DATE; VOTE REQUIRED


     Only holders of record of First Community Common Stock at the close of business on August 10, 1994 (the "Record Date"), will be entitled to vote at the Annual Meeting. Assuming that a quorum is present, the affirmative vote of a majority of the First Community Common Stock entitled to vote at the Annual Meeting is required to approve the Agreement, and the affirmative vote of a plurality of the shares of First Community Common Stock voted at the Annual Meeting is required to elect the directors of First Community. As of the Record Date, there were 699,909 shares of First Community Common Stock outstanding and entitled to be voted.


     The directors and executive officers of First Community and their affiliates beneficially owned, as of the Record Date, 217,176 shares (or approximately 31.0% of the outstanding shares) of First Community Common Stock. The directors and executive officers of Regions and their affiliates beneficially owned, as of the Record Date, no shares of First Community Common Stock. As of that date, neither First Community nor Regions held any shares of First Community Common Stock in a fiduciary capacity for others. See "The Stockholder Meeting -- Record Date; Vote Required."

THE MERGER; EXCHANGE RATIO

     The Agreement provides for the acquisition of First Community by Regions pursuant to the Merger of First Community with and into Regions. At the Effective Date, each share of First Community Common Stock (excluding any shares held by First Community, Regions, or their respective subsidiaries, other than shares held in a fiduciary capacity or in satisfaction of debts previously contracted and shares held by stockholders who perfect their dissenters' rights of appraisal) issued and outstanding at the Effective Date will be converted into 0.95 of a share of Regions Common Stock (the "Exchange Ratio"). No fractional shares of Regions Common Stock will be issued. Rather, cash (without interest) will be paid in lieu of any fractional share interest to which any First Community stockholder would be entitled upon consummation of the Merger, based on the closing sale price of Regions Common Stock on the last trading day prior to the Effective Date.

DISSENTING STOCKHOLDERS

     Holders of First Community Common Stock entitled to vote on approval of the Agreement have the right to dissent from the Merger and, upon consummation of the Merger and the satisfaction of certain specified procedures and conditions, to receive cash in respect of the fair value of such holder's shares of First Community Common Stock in accordance with the applicable provisions of Section 14-2-1106 of the Georgia Business Corporation Code (the "Georgia Act"). The procedures to be followed by dissenting stockholders are summarized under "Description of the Transaction -- Dissenting Stockholders," and a copy of the applicable provisions of the Georgia Act is set forth in Appendix B to this Proxy Statement/Prospectus.

REASONS FOR THE MERGER; RECOMMENDATION OF FIRST COMMUNITY'S BOARD OF DIRECTORS

     First Community's Board of Directors has unanimously approved the Merger and the Agreement and has determined that the Merger is fair to, and in the best interests of, First Community and its stockholders. Accordingly, First Community's Board unanimously recommends that First Community's stockholders vote FOR approval of the Agreement. Each member of the Board of Directors of First Community has agreed to vote such member's shares of First Community Common Stock in favor of the Agreement. In approving the Merger, First Community's directors considered First Community's financial condition, the financial terms, and the income tax consequences of the Merger, the likelihood of the Merger being approved by regulatory authorities without undue conditions or delay, and legal advice concerning the proposed Merger. See "Description of the Transaction -- Background of and Reasons for the Merger."

EFFECTIVE DATE

     Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Date will occur on the date and at the time that the Delaware Certificate of Merger and the Georgia Certificate of Merger are filed and become effective with, respectively, the Delaware Secretary of State and the Georgia Secretary of State. Unless otherwise agreed upon in writing by Regions and First Community, and subject to the conditions to the obligations of the parties to effect the Merger, the parties will use their reasonable efforts to cause the Effective Date to occur on the last business day of the month in which occurs the last to occur of (i) the effective date (including the expiration of any applicable waiting period) of the last federal or state regulatory approval required for the Merger and (ii) the date on which the Agreement is approved by the requisite vote of First Community stockholders; or such later date within 30 days thereof as specified by Regions. The parties expect that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated during the third quarter of 1994, although there can be no assurance as to whether or when the Merger will occur. See "Description of the Transaction -- Effective Date of the Merger," " -- Conditions to Consummation of the Merger," and " -- Waiver, Amendment, and Termination of the Agreement."

EXCHANGE OF STOCK CERTIFICATES

     Promptly after the Effective Date, Regions will cause First Alabama Bank, acting in its capacity as exchange agent for Regions (the "Exchange Agent"), to mail to the former stockholders of First Community a form letter of transmittal, together with instructions for the exchange of such stockholders' certificates representing shares of First Community Common Stock for certificates representing shares of Regions Common Stock. FIRST COMMUNITY STOCKHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE THE FORM LETTER OF TRANSMITTAL AND INSTRUCTIONS. See "Description of the
Transaction -- Distribution of Regions Stock Certificates and Payment for Fractional Shares."

REGULATORY APPROVALS AND OTHER CONDITIONS

     The Merger is subject to approval by the Board of Governors of the Federal Reserve System (the "Federal Reserve") and the Department of Banking and Finance of the State of Georgia (the "Georgia Department"). An application has been filed with each of these agencies for the requisite approvals, and the Federal Reserve has issued its approval of the Merger. There can be no assurance whether the approval of the Georgia Department will be given or as to the timing or conditions of such approval.

     Consummation of the Merger is subject to various other conditions, including receipt of the required approval of the First Community stockholders, receipt of an opinion of counsel as to the tax-free nature of certain aspects of the Merger, and certain other conditions. See "Description of the Transaction -- Conditions to Consummation of the Merger."

WAIVER, AMENDMENT, AND TERMINATION OF THE AGREEMENT

     The Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Date by mutual action of the Board of Directors of both First Community and Regions, or by action of the Board of Directors of either company under certain circumstances, including if the Merger is not consummated by March 31, 1995, unless the failure to consummate the Merger by such time is due to a breach of the Agreement by the party seeking to terminate. If for any reason the Merger is not consummated, First Community will continue to operate as a bank holding company under its present management. See "Description of the Transaction -- Waiver, Amendment, and Termination of the Agreement."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of First Community's management and Board of Directors have interests in the Merger in addition to their interests as stockholders of First Community generally. Those interests relate to, among other things, provisions in the Agreement regarding indemnification, treatment of outstanding options to purchase First Community Common Stock, and eligibility for certain Regions employee benefits. See "Description of the Transaction -- Interests of Certain Persons in the Merger."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     Consummation of the Merger is conditioned upon the receipt of an opinion of counsel to the effect that, among other things, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the exchange in the Merger of First Community Common Stock for Regions Common Stock will not give rise to gain or loss to First Community stockholders, except to the extent of any cash received in lieu of fractional share interests or as a result of a stockholder perfecting such holder's dissenters' rights of appraisal. See "Description of the Transaction -- Certain Federal Income Tax Consequences of the Merger."

     DUE TO THE INDIVIDUAL NATURE OF THE TAX CONSEQUENCES OF THE MERGER, FIRST COMMUNITY STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC EFFECT OF THE MERGER ON THEM UNDER FEDERAL, STATE, LOCAL, AND FOREIGN TAX LAWS.

CERTAIN DIFFERENCES IN STOCKHOLDERS' RIGHTS

     On the Effective Date, First Community stockholders, whose rights are governed by First Community's Articles of Incorporation and Bylaws and by the Georgia Act, automatically will become Regions stockholders, and their rights as Regions stockholders will be governed by Regions' Certificate of Incorporation and Bylaws and by the Delaware General Corporation Law (the "Delaware GCL").

     The rights of Regions stockholders differ from the rights of First Community stockholders in certain important respects, some of which constitute additional antitakeover provisions provided for in Regions' governing documents. See "Effect of the Merger on Rights of Stockholders."

COMPARATIVE MARKET PRICES OF COMMON STOCK

     Regions Common Stock is traded in the over-the-counter market and quoted on the Nasdaq National Market. First Community Common Stock is not traded in any established market.


     The following table sets forth (i) the last sale price of Regions Common Stock and the equivalent per share price (as explained below) of First Community Common Stock on March 16, 1994, the last trading day immediately preceding public announcement of the proposed acquisition of First Community by Regions, and August 5, 1994, the latest practicable date prior to the mailing of this Proxy Statement/Prospectus, and (ii) the sale price in the latest known transactions of purchase and sale of First Community Common Stock as of the indicated dates, which occurred in February 1994 and July 1994, respectively.



                                                                                       EQUIVALENT PER
                                                                                       SHARE PRICE OF
                                                REGIONS          FIRST COMMUNITY       FIRST COMMUNITY
         MARKET PRICE PER SHARE AT:           COMMON STOCK        COMMON STOCK          COMMON STOCK
- --------------------------------------------  ------------       ---------------       ---------------
March 16, 1994..............................     $32.00              $ 22.00               $ 30.40
August 5, 1994..............................      36.00                28.00                 34.20


     The equivalent per share price of First Community Common Stock at each specified date represents the last sale price of a share of Regions Common Stock on such date multiplied by the Exchange Ratio of 0.95. Stockholders are advised to obtain current market quotations for Regions Common Stock and First Community Common Stock. No assurance can be given as to the market price of Regions Common Stock at or after the Effective Date.

COMPARATIVE PER SHARE DATA

     The following table sets forth certain comparative per share data relating to net income, cash dividends, and book value on (i) an historical basis for Regions and First Community, (ii) a pro forma combined basis per share of Regions Common Stock, giving effect to the Merger, (iii) an equivalent pro forma basis per share of First Community Common Stock, giving effect to the Merger,
(iv) a pro forma combined basis per share of Regions Common Stock, giving effect to the Merger and the Other Acquisitions, and (v) as appropriate, an equivalent pro forma basis per share of First Community Common Stock, giving effect to the Merger and the Other Acquisitions. The Regions and First Community pro forma combined information and the First Community pro forma Merger equivalent information give effect to the Merger on a pooling-of-interests accounting basis and reflect the Exchange Ratio of 0.95 of a share of Regions Common Stock for each share of First Community Common Stock. See "Description of the
Transaction -- Accounting Treatment." The Regions, Merger, and Other Acquisitions pro forma combined information and the First Community pro forma Merger and Other Acquisitions equivalent information give effect to (i) the Merger as described in the preceding sentence and (ii) the Other Acquisitions as described under "Summary Pro Forma Financial Data -- Selected Pro Forma Combined Data for Regions, First Community, and Other Acquisitions." The pro forma data are presented for informational purposes only and are not necessarily indicative of the results of operations or combined financial position that would have resulted had the Merger or the Other Acquisitions been consummated at the dates or during the periods indicated, nor are they necessarily indicative of future results of operations or combined financial position.

     The information shown below should be read in conjunction with, and is qualified in its entirety by, the historical financial statements of Regions and First Community, including the respective notes thereto, and the pro forma financial information included or incorporated by reference herein. See "Documents Incorporated by Reference," "-- Selected Financial Data," "Business of Regions -- Recent Developments," and "-- Summary Pro Forma Financial Data."


                                                  THREE MONTHS
                                                 ENDED MARCH 31,         YEAR ENDED DECEMBER 31,
                                                -----------------      ---------------------------
                                                 1994      1993         1993       1992      1991
                                                ------    -------      -------    ------    ------
                                                                        (UNAUDITED EXCEPT REGIONS
                                                   (UNAUDITED)             AND FIRST COMMUNITY
                                                                               HISTORICAL)
NET INCOME PER COMMON SHARE
Regions historical............................  $ 0.81    $ 0.74       $ 3.01     $ 2.60    $ 2.16
First Community historical....................    0.71      0.48         2.44       1.70      1.19
Regions and First Community pro forma
  combined(1).................................    0.81      0.73         3.00       2.58      2.14
First Community pro forma Merger
  equivalent(2)...............................    0.77      0.69         2.85       2.45      2.03
Regions, First Community, and Other
  Acquisitions pro forma combined(3)..........    0.81                   3.03       2.58      2.11
First Community pro forma Merger and Other
  Acquisitions equivalent(2)..................    0.77                   2.88       2.45      2.00
DIVIDENDS DECLARED PER
  COMMON SHARE
Regions historical............................  $ 0.30    $ 0.26       $ 1.04     $ 0.91    $ 0.87
First Community historical....................    0.16      0.125        0.535      0.00      0.00
First Community pro forma Merger
  equivalent(4)...............................    0.29      0.25         0.99       0.86      0.83

                                                  THREE MONTHS
                                                 ENDED MARCH 31,         YEAR ENDED DECEMBER 31,
                                                -----------------      ---------------------------
                                                 1994      1993         1993       1992      1991
                                                ------    -------      -------    ------    ------
                                                                        (UNAUDITED EXCEPT REGIONS
                                                   (UNAUDITED)             AND FIRST COMMUNITY
                                                                               HISTORICAL)
BOOK VALUE PER COMMON SHARE
  (PERIOD END)
Regions historical............................  $21.39    $18.09       $20.73     $17.62    $15.76
First Community historical....................   13.34     12.26        13.69      11.83     10.89
Regions and First Community pro forma
  combined(1).................................   21.27     18.00        20.63      17.53     15.67
First Community pro forma Merger
  equivalent(2)...............................   20.21     17.10        19.60      16.65     14.89
Regions, First Community, and Other
  Acquisitions pro forma combined(3)..........   21.15
First Community pro forma Merger and Other
  Acquisitions equivalent(2)..................   20.09

- ---------------

(1) Represents the pro forma combined information of Regions and First Community as if the Merger were consummated on January 1, 1991, and accounted for as a pooling of interests.
(2) Represents pro forma combined information multiplied by the Exchange Ratio of 0.95 of a share of Regions Common Stock for each share of First Community Common Stock.
(3) Represents the pro forma combined information of Regions, First Community, and the Other Acquisitions as if the Merger were consummated at the time and pursuant to the accounting basis described in note (1) and the Other Acquisitions were consummated at the time and pursuant to the accounting bases described under "Summary Pro Forma Financial Data -- Selected Pro Forma Combined Data for Regions, First Community, and Other Acquisitions."
(4) Represents historical dividends per share paid by Regions multiplied by the Exchange Ratio of 0.95 of a share of Regions Common Stock for each share of First Community Common Stock.

SELECTED FINANCIAL DATA

     The following tables present certain selected historical financial information for Regions and First Community. The data should be read in conjunction with the historical financial statements, related notes, and other financial information concerning Regions and First Community incorporated by reference or included herein. See "Documents Incorporated by Reference."

                 SELECTED HISTORICAL FINANCIAL DATA OF REGIONS

                                           THREE MONTHS
                                         ENDED MARCH 31,                            YEAR ENDED DECEMBER 31,
                                     ------------------------   ---------------------------------------------------------------
                                        1994          1993         1993          1992         1991         1990         1989
                                     -----------   ----------   -----------   ----------   ----------   ----------   ----------
                                           (UNAUDITED)                  (IN THOUSANDS EXCEPT PER SHARE DATA AND RATIOS)
Income Statement Data:
  Total interest income............  $   170,906   $  135,719   $   555,667   $  536,747   $  556,821   $  519,753   $  496,392
  Total interest expense...........       73,539       51,875       213,614      224,068      292,017      297,613      292,687
  Net interest income..............       97,367       83,844       342,053      312,679      264,804      222,140      203,705
  Provision for loan losses........        4,326        7,300        21,533       27,072       24,005       24,208       15,800
  Net interest income after loan
    loss provision.................       93,041       76,544       320,520      285,607      240,799      197,932      187,905
  Total noninterest income
    excluding security gains
    (losses).......................       36,516       30,582       131,949      119,130      101,964       94,730       71,976
  Security gains (losses)..........           32           47            78          (53)        (507)        (982)         506
  Total noninterest expense........       80,145       66,091       287,026      264,659      230,340      195,611      176,707
  Income tax expense...............       16,292       13,656        53,476       44,977       33,660       27,175       21,046
  Net income.......................  $    33,152   $   27,426   $   112,045   $   95,048   $   78,256   $   68,894   $   62,634
Per Share:
  Net income.......................  $      0.81   $     0.74   $      3.01   $     2.60   $     2.16   $     1.91   $     1.72
  Cash dividends...................         0.30         0.26          1.04         0.91         0.87         0.84         0.76
  Book value.......................        21.39        18.09         20.73        17.62        15.76        14.54        13.48

                                           THREE MONTHS
                                         ENDED MARCH 31,                            YEAR ENDED DECEMBER 31,
                                     ------------------------   ---------------------------------------------------------------
                                        1994          1993         1993          1992         1991         1990         1989
                                     -----------   ----------   -----------   ----------   ----------   ----------   ----------
                                           (UNAUDITED)                  (IN THOUSANDS EXCEPT PER SHARE DATA AND RATIOS)
Other Information:
  Average number of shares
    outstanding....................       41,059       37,290        37,205       36,532       36,191       36,097       36,331
Balance Sheet Data (period end):
  Total assets.....................  $10,436,704   $7,836,913   $10,476,348   $7,881,026   $6,745,053   $6,344,406   $5,549,612
  Securities.......................    2,478,939    1,637,036     2,368,445    1,670,170    1,575,725    1,489,200    1,133,087
  Loans, net of unearned income....    6,848,701    5,187,903     6,833,246    5,142,531    4,274,958    4,092,262    3,552,082
  Total deposits...................    8,766,995    6,723,462     8,770,694    6,701,142    5,917,028    5,353,211    4,744,364
  Long-term debt...................      449,665      141,718       462,862      136,990       18,782       19,707       45,343
  Stockholders' equity.............      878,239      674,923       850,965      656,655      572,971      524,132      489,441
Performance Ratios:
  Return on average assets(1)......         1.30%        1.45%         1.40%        1.34%        1.23%        1.23%        1.20%
  Return on average stockholders'
    equity(1)......................        15.55        16.71         16.14        15.64        14.27        13.64        13.25
  Net interest margin(1)...........         4.25         4.98          4.82         4.98         4.78         4.67         4.65
  Efficiency(2)....................        58.71        56.47         59.24        59.87        60.77        59.22        60.68
  Dividend payout..................        37.04        35.14         34.55        35.00        40.28        43.98        44.19
Asset Quality Ratios:
  Net charge-offs (recoveries) to
    average loans, net of unearned
    income(1)......................         0.10%       (0.03)%        0.19%        0.28%        0.35%        0.44%        0.42%
  Problem assets to net loans and
    other real estate(3)...........         0.80         0.79          0.84         0.70         0.89         0.98         0.72
  Nonperforming assets to net loans
    and other real estate(4).......         0.86         0.88          1.03         0.81         1.01         1.12         0.94
  Allowance for loan losses to
    loans, net of unearned
    income.........................         1.51         1.57          1.47         1.43         1.28         1.10         1.05
  Allowance for loan losses to
    nonperforming assets(4)........       175.45       176.98        143.05       175.92       126.32        98.18       110.71
Liquidity and Capital Ratios:
  Average stockholders' equity to
    average assets.................         8.35%        8.67%         8.70%        8.59%        8.63%        9.03%        9.06%
  Average loans to average
    deposits.......................        78.23        77.08         78.14        72.46        73.40        76.67        75.23
  Tier 1 risk-based capital(5).....        11.74        11.99         11.13        11.68        11.85        11.31          n/a
  Total risk-based capital(5)......        14.12        14.75         13.48        14.44        13.19        12.51          n/a
  Tier 1 leverage(5)...............         7.99         8.30         10.11         8.44         8.40         7.65         8.36

- ---------------

(1) Interim period ratios are annualized.
(2) Noninterest expense divided by the sum of net interest income (taxable-equivalent basis) and noninterest income net of gains (losses) from security transactions.
(3) Problem assets include loans on a nonaccrual basis, restructured loans, and foreclosed properties.
(4) Nonperforming assets include loans on a nonaccrual basis, restructured loans, loans 90 days or more past due, and foreclosed properties.
(5) The required minimum Tier 1 and total risk-based capital ratios are 4.0% and 8.0%, respectively. The minimum leverage ratio of Tier 1 capital to total adjusted assets is 3.0% to 5.0%.

             SELECTED HISTORICAL FINANCIAL DATA OF FIRST COMMUNITY


                                                   THREE MONTHS
                                                  ENDED MARCH 31,                     YEAR ENDED DECEMBER 31,
                                                -------------------     ----------------------------------------------------
                                                  1994       1993         1993       1992       1991       1990       1989
                                                --------   --------     --------   --------   --------   --------   --------
                                                    (UNAUDITED)         (IN THOUSANDS EXCEPT PER SHARE DATA AND RATIOS)
Income Statement Data:
  Total interest income.......................  $  2,201   $  1,889     $  8,058   $  7,247   $  6,189   $  4,658   $  2,653
  Total interest expense......................       965        916        3,805      3,743      3,595      2,783      1,693
  Net interest income.........................     1,236        973        4,253      3,504      2,594      1,875        960
  Provision for loan losses...................       108         77          168        431        279        213        128
  Net interest income after loan loss
    provision.................................     1,128        896        4,085      3,073      2,315      1,662        832
  Total noninterest income excluding security
    gains (losses)............................       200        202          860        605        511        313        153
  Security gains (losses).....................       140         57          125        319        103          0          0
  Total noninterest expense...................       712        667        2,691      2,348      1,833      1,375      1,043
  Income tax expense..........................       260        157          671        458        320        201          0
  Net income (loss)...........................  $    496   $    331     $  1,708   $  1,191   $    776   $    399   $    (58)
Per Share:
  Net income (loss)...........................  $   0.71   $   0.48     $   2.44   $   1.70   $   1.19   $   0.69   $  (0.11)
  Cash dividends..............................      0.16       0.125        0.535      0.00       0.00       0.00       0.00
  Book value..................................     13.34      12.26        13.69      11.83      10.89       9.94       9.74
Other Information:
  Average number of shares outstanding........       700        689          700        700        651        580        527
Balance Sheet Data (period end):
  Total assets................................  $124,323   $104,144     $126,080   $ 98,254   $ 72,607   $ 56,969   $ 36,247
  Securities..................................    42,712     37,600       46,484     35,654     20,684     13,817     10,926
  Loans, net of unearned income...............    72,390     56,904       68,540     54,465     45,431     35,356     17,207
  Total deposits..............................   112,760     93,336      113,865     87,791     62,891     49,231     30,524
  Stockholders' equity........................     9,338      8,448        9,584      8,283      7,091      5,767      5,133
Performance Ratios:
  Return on average assets(1).................      1.58%      1.31%        1.52%      1.39%      1.20%      0.86%     (0.32)%
  Return on average stockholders' equity(1)...     20.97      15.83        19.12      15.49      12.07       7.32      (2.26)
  Net interest margin(1)......................      4.32       4.22         4.22       4.29       4.27       4.41       3.82
  Efficiency(2)...............................     49.58      56.77        52.63      57.14      59.03      62.84      93.71
  Dividend payout.............................     22.54      26.04        21.93       0.00       0.00       0.00       0.00
Asset Quality Ratios:
  Net charge-offs to average loans, net of
    unearned income(1)........................      0.05%      0.00%        0.04%      0.09%      0.12%      0.12%     0.00%
  Problem assets to net loans and other real
    estate(3).................................      0.06       0.09         0.17       0.09       0.16       0.00       0.00
  Nonperforming assets to net loans and other
    real estate(4)............................      0.29       0.99         0.86       0.31       0.47       0.29       0.14
  Allowance for loan losses to loans, net of
    unearned income...........................      1.65       1.84         1.63       1.78       1.29       1.00       1.00
  Allowance for loan losses to nonperforming
    assets(4).................................    215.94     509.22       193.07     591.46     279.43     354.00     716.67
Liquidity and Capital Ratios:
  Average stockholders' equity to average
    assets....................................      7.56%      8.27%        7.96%      9.00%      9.92%     11.69%     14.16%
  Average loans to average deposits...........     62.19      61.49        61.00      66.30      72.05      65.91      56.37
  Tier 1 risk-based capital(5)................      8.81      10.78         9.29       9.20      11.48      13.77      25.44
  Total risk-based capital(5).................     10.11      12.10        10.52      10.42      12.53      14.67      26.32
  Tier 1 leverage(5)..........................      6.58       8.23         6.74       7.49       8.92       9.56      13.88


- ---------------

(1) Interim period ratios are annualized.
(2) Noninterest expense divided by the sum of net interest income (taxable-equivalent basis) and noninterest income net of gains (losses) from security transactions.
(3) Problem assets include loans on a nonaccrual basis, restructured loans, and foreclosed properties.
(4) Nonperforming assets include loans on a nonaccrual basis, restructured loans, loans 90 days or more past due, and foreclosed properties.
(5) The required minimum Tier 1 and total risk-based capital ratios are 4.0% and 8.0%, respectively. The minimum leverage ratio of Tier 1 capital to total adjusted assets is 3.0% to 5.0%.

                            THE STOCKHOLDER MEETING

GENERAL


     This Proxy Statement/Prospectus is being furnished to the holders of First Community Common Stock in connection with the solicitation by the First Community Board of Directors of proxies for use at the Annual Meeting, at which First Community stockholders will be asked to vote upon a proposal (i) to approve the Agreement, including the Merger and related matters, and (ii) to elect nominees to four positions on the Board of Directors of First Community (the "Election"). The Annual Meeting will be held at 6:00 p.m., local time, on September 14, 1994, at Holiday Inn Skytop, Highway 411 East, Rome, Georgia 30161.


     First Community stockholders are requested promptly to sign, date, and return the accompanying proxy card to First Community in the enclosed postage-paid, addressed envelope. A stockholder's failure to return a properly executed proxy card or to vote at the Annual Meeting will have the same effect as a vote against the Agreement.

     Any First Community stockholder who has delivered a proxy may revoke it at any time before it is voted by giving notice of revocation in writing or submitting to First Community a signed proxy card bearing a later date, provided that such notice or proxy card is actually received by First Community before the vote of stockholders or in open meeting prior to the taking of the stockholder vote at the Annual Meeting. Any notice of revocation should be sent to First Community Bancshares, Inc., Turner McCall Boulevard at Fifth Avenue, Rome, Georgia 30161, Attention: Edward Hine, Jr., Corporate Secretary. A proxy will not be revoked by death or supervening incapacity of the stockholder executing the proxy unless, before the vote, notice of such death or incapacity is filed with the Corporate Secretary. The shares of First Community Common Stock represented by properly executed proxies received at or prior to the Annual Meeting and not subsequently revoked will be voted as directed in such proxies. IF INSTRUCTIONS ARE NOT GIVEN, SHARES REPRESENTED BY PROXIES RECEIVED WILL BE VOTED FOR APPROVAL OF THE AGREEMENT, FOR ELECTION OF THE FOUR NOMINEES TO THE BOARD OF DIRECTORS OF FIRST COMMUNITY, AND IN THE DISCRETION OF THE PROXY HOLDER, AS TO ANY OTHER MATTERS THAT MAY COME PROPERLY BEFORE THE ANNUAL MEETING. IF NECESSARY, AND UNLESS CONTRARY INSTRUCTIONS ARE GIVEN, THE PROXY HOLDER ALSO MAY VOTE IN FAVOR OF A PROPOSAL TO ADJOURN THE ANNUAL MEETING TO PERMIT FURTHER SOLICITATION OF PROXIES IN ORDER TO OBTAIN SUFFICIENT VOTES TO APPROVE THE AGREEMENT. As of the date of this Proxy Statement/Prospectus, First Community is unaware of any other matter to be presented at the Annual Meeting.

     Solicitation of proxies will be made by mail but also may be made by telephone or telegram or in person by the directors, officers, and employees of First Community, who will receive no additional compensation for such solicitation but may be reimbursed for out-of-pocket expenses. Brokerage houses, nominees, fiduciaries, and other custodians will be requested to forward solicitation materials to beneficial owners and will be reimbursed for their reasonable out-of-pocket expenses.

     FIRST COMMUNITY STOCKHOLDERS SHOULD NOT FORWARD ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

RECORD DATE; VOTE REQUIRED


     First Community's Board of Directors has established the close of business on August 10, 1994, as the Record Date for determining the First Community stockholders entitled to notice of and to vote at the Annual Meeting. Only First Community stockholders of record as of the Record Date will be entitled to vote at the Annual Meeting. The affirmative vote of the holders of a majority of the First Community Common Stock entitled to vote at the Annual Meeting is required in order to approve the Agreement. Therefore, an abstention or failure to return a properly executed proxy card will have the same effect as a vote against the Agreement, as will a broker's submitting a proxy card without exercising discretionary voting authority with respect to the Agreement. Under Georgia law, directors are elected by the affirmative vote of a plurality of the shares of First Community Common Stock voted at the Annual Meeting, assuming a quorum is present. Therefore, assuming a quorum is present, neither an abstention or failure to return a properly executed proxy card, nor a broker's submitting a proxy card without exercising discretionary voting authority, with respect to the Election, will have any effect on the Election. As of the Record Date, there were approximately 750 holders of the 699,909 shares of First Community Common Stock outstanding and entitled to vote at the Annual Meeting, with each share entitled to one vote. No person is known by First Community to beneficially own more than 5.0% of the outstanding shares of First Community Common Stock as of the Record Date.

     The presence, in person or by proxy, of a majority of the outstanding shares of First Community Common Stock is necessary to constitute a quorum of the stockholders in order to take action at the Annual Meeting. For these purposes, shares of First Community Common Stock that are represented in person or by proxy at the Annual Meeting will be counted for quorum purposes regardless of whether the holder of the shares or proxy fails to vote on the Agreement or the Election, or whether a broker with discretionary authority fails to exercise its discretionary voting authority with respect to the Agreement or the Election. Once a quorum is established, approval of the Agreement requires the affirmative vote of the holders of a majority of the First Community Common Stock entitled to vote at the Annual Meeting, and election of four nominees to the Board of Directors of First Community requires the affirmative vote of a plurality of the shares of First Community Common Stock voted at the Annual Meeting.

     The directors and executive officers of First Community and their affiliates beneficially owned, as of the Record Date, 217,176 shares (or approximately 31.0% of the outstanding shares) of First Community Common Stock. The directors and executive officers of Regions and their affiliates beneficially owned, as of the Record Date, no shares of First Community Common Stock. As of that date, no subsidiary of either First Community or Regions held any shares of First Community Common Stock in a fiduciary capacity for others.

                         DESCRIPTION OF THE TRANSACTION

     The following material describes certain aspects of the Merger. This description does not purport to be complete and is qualified in its entirety by reference to the Appendices hereto, including the Agreement, which is attached as Appendix A to this Proxy Statement/Prospectus and incorporated herein by reference. All stockholders are urged to read the Appendices in their entirety.

GENERAL

     Upon consummation of the Merger, First Community will merge with and into Regions, the separate existence of First Community will cease, and the Bank, a wholly-owned subsidiary of First Community, will become a wholly-owned subsidiary of Regions and will continue in operation servings its current markets as a state-chartered commercial bank.

     Each share of First Community Common Stock (excluding any shares held by First Community, Regions, or their respective subsidiaries, other than shares held in a fiduciary capacity or in satisfaction of debts previously contracted and shares held by stockholders who perfect their dissenters' rights of appraisal) issued and outstanding at the Effective Date will be converted into
0.95 of a share of Regions Common Stock. Each share of Regions Common Stock outstanding immediately prior to the Effective Date will remain outstanding and unchanged as a result of the Merger.

     No fractional shares of Regions Common Stock will be issued in connection with the Merger. In lieu of issuing fractional shares, Regions will make a cash payment (without interest) equal to the fractional interest which a First Community stockholder otherwise would receive multiplied by the closing sale price of Regions Common Stock on the Nasdaq National Market on the last trading day prior to the Effective Date.

TREATMENT OF FIRST COMMUNITY OPTIONS

     The Agreement provides that all rights with respect to First Community Common Stock pursuant to stock options or stock appreciation rights granted by First Community under its stock option and other stock-based compensation plans which are outstanding at the Effective Date, whether or not then exercisable, will be converted into and will become rights with respect to Regions Common Stock, and Regions will assume each of such options in accordance with the terms of the plan under which it was issued and the agreement by which it is evidenced. After the Effective Date, those options will become options to purchase Regions Common Stock, with the exercise price and number of shares of Regions Common Stock purchasable thereunder adjusted to reflect the Exchange Ratio. As of the date of this Proxy Statement/Prospectus, the executive officers or directors of First Community who hold outstanding options are B. G. Early and Steven E. Kemp, who hold options to purchase 26,168 shares and 21,664 shares of First Community Common Stock, respectively, none of which options are exercisable within 60 days of the Record Date.

BACKGROUND OF AND REASONS FOR THE MERGER

     Background of the Merger. During the last several years, there have been significant developments in the banking and financial services industry. These developments include an accelerated trend towards consolidation and geographic expansion by regional bank holding companies, specialization of products and services offered by banking institutions, increased competition from financial institutions which are not subject to bank regulatory oversight, and increasing regulatory compliance requirements for banking institutions.

     In early 1993, the executive officers and executive committee of First Community (the "Executive Committee") began to evaluate whether the interests of the stockholders, officers and employees, customers and the community would be better served by combining First Community with a regional bank holding company if a fair price could be negotiated or by retaining its independent status. It was the unanimous consensus of the Executive Committee and the full Board of Directors that a merger at a fair price to stockholders with a regional bank holding company which recognized the importance of the banking philosophy at First Community, and also enhanced its relationship with its customers, employees, and community, was in the best interest of all constituencies which First Community serves. In reaching this conclusion, the Board of Directors unanimously concluded that First Community had insufficient assets and was unlikely to develop sufficient assets to justify the cost to be incurred to develop new and specialized products to compete with those being offered by its larger and better capitalized competitors and to justify the increased cost of regulatory compliance. Further, the directors concluded that the current favorable market evaluation of successful independent local bank holding companies might not continue after the regional bank holding companies complete their geographic expansion efforts.

     First Community's Reasons for the Merger. During 1993, the directors of First Community considered several indications of interest and one formalized offer from regional bank holding companies other than Regions. Those indications of interest were at a price which the Board of Directors concluded was too low for the value represented by the First Community. The formal offer from the other regional bank holding company was rejected by the Board of Directors, because the directors concluded that the proposed merger would disrupt the banking philosophy that had made First Community successful and also concluded that the securities offered did not represent a value consistent with the best short- or long-term interests of the stockholders.

     As a result of those indications of interest from potential acquirers, however, the Board of Directors had an opportunity to evaluate the value of First Community as an enterprise, and in January, 1994, the executive officers negotiated and the Board of Directors ratified the Agreement with Regions at a favorable price per share for the stockholders of First Community, when compared to the other indications of interest and the prices at which certain other independent bank holding companies had been acquired during the last 2 years. In addition to representing higher value to First Community stockholders than any other indication which previously had been suggested in connection with a possible merger with First Community, the proposed merger with Regions offered continuity of interest in terms of banking philosophy, customer service, employee motivation and loyalty, and service to the community. Prior to approving the Merger, and without assigning any relative or specific weight to the factors, the Board of Directors of First Community also considered the following material factors:

          (a) the information presented to the directors by the management of First Community concerning the business, operations, earnings, asset quality, and financial condition of First Community;

          (b) the financial terms of the Merger, including the relationship of the market value of the Exchange Ratio to the market value, tangible book value, and earnings per share of First Community Common Stock;

          (c) the nonfinancial terms of the Merger, including the treatment of the Merger as a tax-free exchange of First Community Common Stock for Regions Common Stock for federal and state income tax purposes;

          (d) the likelihood of the Merger being approved by applicable regulatory authorities without undue conditions or delay;

          (e) the information presented to the directors by the management of Regions concerning the business, operations, earnings, asset quality, and financial condition of Regions;

          (f) the attractive nature of the Merger when compared to other acquisitions of independent bank holding companies by regional bank holding companies; and

          (g) the positive impact the Merger would have for officers and employees as part of Regions, and the new banking products which could be offered to customers and the community upon the conclusion of the Merger.

     The terms of the Agreement, including the Merger and related matters, were the result of arms-length negotiations between representatives of First Community and representatives of Regions. Based upon the consideration of the foregoing factors, the Board of Directors of First Community unanimously approved the Merger as being in the best interests of First Community and its stockholders. Each member of the Board of Directors of First Community has agreed to vote such member's shares in favor of the Agreement.

     FIRST COMMUNITY'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT FIRST COMMUNITY STOCKHOLDERS VOTE FOR APPROVAL OF THE AGREEMENT.

     Regions' Reasons for the Merger. The Regions Board of Directors has approved the Agreement and determined that the Merger is in the best interests of Regions and its stockholders. In approving the Agreement, the Regions Board considered a number of factors. Without assigning any relative or specific weights to the factors, the Regions Board of Directors considered the following material factors:

          (a) a review, based in part on a presentation by Regions management, of (i) the business, operations, earnings, and financial condition, including the capital levels and asset quality, of First Community on an historical, prospective, and pro forma basis and in comparison to other financial institutions in the area, (ii) the demographic, economic, and financial characteristics of the markets in which First Community operates, including existing competition, history of the market areas with respect to financial institutions, and average demand for credit, on an historical and prospective basis, and (iii) the results of Regions' due diligence review of First Community; and

          (b) a variety of factors affecting and relating to the overall strategic focus of Regions, including Regions' desire to expand into markets in the general vicinity of its core markets.

EFFECTIVE DATE OF THE MERGER

     Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Date will occur on the date and at the time that the Delaware Certificate of Merger and the Georgia Certificate of Merger relating to the Merger are filed and declared effective with, respectively, the Delaware Secretary of State and the Georgia Secretary of State. Unless otherwise agreed upon in writing by Regions and First Community, and subject to the conditions to the obligations of the parties to effect the Merger, the parties will use their reasonable efforts to cause the Effective Date to occur on the last business day of the month in which occurs the last to occur of: (i) the effective date (including the expiration of any applicable waiting period) of the last federal or state regulatory approval required for the Merger and (ii) the date on which the Agreement is approved by the requisite vote of First Community stockholders; or such later date within 30 days thereof as specified by Regions.

     No assurance can be provided that the necessary stockholder and regulatory approvals can be obtained or that other conditions precedent to the Merger can or will be satisfied. Regions and First Community anticipate that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated during the third quarter of 1994. However, delays in the consummation of the Merger could occur.

     The Board of Directors of either Regions or First Community generally may terminate the Agreement if the Merger is not consummated by March 31, 1995, unless the failure to consummate by that date is the result of a breach of the Agreement by the party seeking termination. See " -- Conditions to Consummation of the Merger" and " -- Waiver, Amendment, and Termination of the Agreement."

DISTRIBUTION OF REGIONS STOCK CERTIFICATES AND PAYMENT FOR FRACTIONAL SHARES

     Promptly after the Effective Date, Regions will cause First Alabama Bank, acting in the capacity of Exchange Agent, to mail to the former stockholders of First Community a form letter of transmittal, together with instructions for the exchange of such stockholders' certificates representing shares of First Community Common Stock for certificates representing shares of Regions Common Stock.

     FIRST COMMUNITY STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE FORM LETTER OF TRANSMITTAL AND INSTRUCTIONS.

     Upon surrender to the Exchange Agent of certificates for First Community Common Stock, together with a properly completed letter of transmittal, there will be issued and mailed to each holder of First Community Common Stock surrendering such items a certificate or certificates representing the number of shares of Regions Common Stock to which such holder is entitled, if any, and a check for the amount to be paid in lieu of any fractional share interest (without interest). After the Effective Date, to the extent permitted by law, First Community stockholders of record as of the Effective Date will be entitled to vote at any meeting of holders of Regions Common Stock the number of whole shares of Regions Common Stock into which their First Community Common Stock has been converted, regardless of whether such stockholders have surrendered their First Community Common Stock certificates. No dividend or other distribution payable after the Effective Date with respect to Regions Common Stock, however, will be paid to the holder of any unsurrendered First Community certificate until the holder duly surrenders such certificate. Upon such surrender, all undelivered dividends and other distributions and, if applicable, a check for the amount to be paid in lieu of any fractional share interest will be delivered to such stockholder, in each case without interest.

     After the Effective Date, there will be no transfers of shares of First Community Common Stock on First Community's stock transfer books. If certificates representing shares of First Community Common Stock are presented for transfer after the Effective Date, they will be canceled and exchanged for the shares of Regions Common Stock and a check for the amount due in lieu of fractional shares, if any, deliverable in respect thereof.

CONDITIONS TO CONSUMMATION OF THE MERGER

     Consummation of the Merger is subject to a number of conditions, including, but not limited to:

          (a) approval from the Federal Reserve and the Georgia Department, without any conditions or restrictions that, in the reasonable judgment of Regions' Board of Directors, would so materially adversely impact the economic or business benefits of the transactions contemplated by the Agreement so as to render inadvisable the consummation of the Merger and expiration of any applicable waiting period;

          (b) the approval by the holders of a majority of the shares of First Community Common Stock issued and outstanding;

          (c) the absence of any action by any court or governmental authority restraining or prohibiting the Merger;

          (d) the receipt of a satisfactory opinion of counsel that the Merger qualifies for federal income tax treatment as a reorganization under
     Section 368(a) of the Code and that the exchange of First

     Community Common Stock for Regions Common Stock will not give rise to recognition of gain or loss to First Community stockholders, except to the extent of any cash received; and

          (e) the approval for listing on the Nasdaq National Market of the shares of Regions Common Stock to be issued in the Merger.

     Consummation of the Merger also is subject to the satisfaction or waiver of various other conditions specified in the Agreement, including, among others:
(i) the delivery by Regions and First Community of opinions of their respective counsel and certificates executed by their respective chief executive officers and chief financial officers as to compliance with the Agreement; (ii) as of the Effective Date, the accuracy of certain representations and warranties and the compliance in all material respects with the agreements and covenants of each party; and (iii) the receipt by Regions of a letter dated not more than five days prior to the date of the Proxy Statement/Prospectus and the Effective Date from First Community's independent accountants with respect to certain financial information regarding First Community.

REGULATORY APPROVALS

     The Merger may not proceed in the absence of receipt of the requisite regulatory approvals. There can be no assurance that such regulatory approvals will be obtained or as to the timing of such approvals. There also can be no assurance that such approvals will not be accompanied by a conditional requirement which causes such approvals to fail to satisfy the conditions set forth in the Agreement. Applications for the approvals described below have been submitted to the appropriate regulatory agencies, and the Federal Reserve has issued its approval of the Merger.

     Regions and First Community are not aware of any material governmental approvals or actions that are required for consummation of the Merger, except as described below. Should any other approval or action be required, it presently is contemplated that such approval or action would be sought.

     The Merger requires the prior approval of the Federal Reserve, pursuant to
Section 3 of the BHC Act. In granting its approval under Section 3 of the BHC Act, the Federal Reserve considered, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The relevant statutes prohibit the Federal Reserve from approving the Merger (i) if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States or (ii) if its effect in any section of the country may be to substantially lessen competition or to tend to create a monopoly, or if it would be a restraint of trade in any other manner, unless the Federal Reserve finds that any anticompetitive effects are outweighed clearly by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served. Under the BHC Act, the Merger may not be consummated until the 30th day following the date of Federal Reserve approval, during which time the United States Department of Justice may challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the Federal Reserve's approval, unless a court specifically orders otherwise.

     The Merger also is subject to the approval of the Georgia Department. In its evaluation, the Georgia Department will take into account considerations similar to those applied by the Federal Reserve.

WAIVER, AMENDMENT, AND TERMINATION OF THE AGREEMENT

     Prior to the Effective Date, and to the extent permitted by law, any provision of the Agreement generally may be (i) waived by the party benefitted by the provision or (ii) amended by a written agreement between Regions and First Community approved by their respective Boards of Directors; provided, however, that after approval by the First Community stockholders, no amendment that, pursuant to the Georgia Act, requires further approval by such stockholders may be made without the further approval of such stockholders.

     The Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Date, either before or after approval by First Community stockholders, under certain circumstances, including:

          (a) by the Board of Directors of either party upon final nonappealable denial of any required regulatory approval, provided that the terminating party is not then in material breach of any provision of the Agreement, or by the Board of Directors of Regions if any required regulatory approval is conditioned or restricted in the manner described under " -- Conditions to Consummation of the Merger" above;

          (b) by the Board of Directors of either party, if the holders of a majority of the voting power of First Community Common Stock represented at the Annual Meeting shall not have approved the Agreement, provided that the terminating party is not then in material breach of any provision of the Agreement;

          (c) by mutual agreement of the Boards of Directors of Regions and First Community;

          (d) by the Board of Directors of either party, in the event of a breach of any provision of the Agreement which meets certain standards specified in the Agreement; or

          (e) by the Board of Directors of either party if the Merger shall not have been consummated by March 31, 1995, but only if the failure to consummate the Merger by such date has not been caused by the terminating party's breach of the Agreement.

     If the Agreement is terminated, the parties will have no further obligations, except with respect to certain provisions, including those providing for payment of expenses and restricting disclosure of confidential information. Further, termination will not relieve the parties from the consequences of any uncured willful breach of the Agreement giving rise to such termination.

CONDUCT OF BUSINESS PENDING THE MERGER

     Each of First Community and Regions generally has agreed, unless the prior consent of the other party is obtained, and except as otherwise contemplated by the Agreement, to operate its business only in the ordinary course, preserve intact its business organizations and assets, maintain its rights and franchises, and take no action that would materially adversely affect the ability of either party to perform its covenants and agreements under the Agreement or to obtain any consent or approval required for the consummation of the transactions contemplated by the Agreement. In addition, the Agreement contains certain other restrictions applicable to the conduct of the business of either First Community or Regions prior to consummation of the Merger, as described below.

     First Community. First Community has agreed not to take certain action relating to the operation of its business pending consummation of the Merger without the prior approval of Regions. Those actions generally include, without limitation: (i) amending its Articles of Incorporation or Bylaws; (ii) becoming responsible for any obligation for borrowed money in excess of an aggregate of $50,000 (except in the ordinary course of business consistent with past practices); (iii) acquiring or exchanging any shares of its capital stock or paying any dividend or other distribution in respect of its capital stock in excess of a regular quarterly cash dividend of $.16 per share; (iv) issuing or selling any additional shares of any First Community capital stock, any rights to acquire any such stock, or any security convertible into such stock (except as set forth in the Agreement or pursuant to the exercise of outstanding stock options); (v) adjusting or reclassifying any of its capital stock; (vi) acquiring control over any other entity; (vii) granting any increase in compensation or benefits to employees or officers (except as previously disclosed to Regions or as required by law), paying any bonus (except as previously disclosed to Regions or in accordance with any existing program or plan), entering into or amending any severance agreements with officers (except as previously disclosed to Regions), or granting any increase in compensation or other benefits to directors; (viii) entering into or amending any employment contract that it does not have the unconditional right to terminate (except as previously disclosed to Regions and except for any amendment required by law);
(ix) adopting any new employee benefit plan or program, or materially changing any existing plan or program (except as previously disclosed to Regions and except for any change required by law or advisable to maintain the tax qualified status of any such plan); (x) making any significant change in any tax or accounting methods or systems of internal accounting controls (except in conformity to changes in tax laws or generally accepted accounting principles ("GAAP")); (xi) commencing any litigation (except in accordance with past practices); or (xii) modifying or terminating any material contract.

     In addition, First Community has agreed not to solicit, directly or indirectly, any acquisition proposal from any other person or entity. First Community also has agreed not to negotiate with respect to any such proposal, provide nonpublic information to any party making such a proposal, or enter into any agreement with respect to any such proposal, except in compliance with the fiduciary obligations of its Board of Directors. In addition, First Community has agreed to use reasonable efforts to cause its advisors and other representatives not to engage in any of the foregoing activities.

     Regions. The Agreement prohibits Regions, prior to the earlier of the Effective Date or the termination of the Agreement, from taking any action that would materially adversely affect the ability of either party to obtain the requisite governmental approvals or to perform its covenants and agreements under the Agreement.

MANAGEMENT FOLLOWING THE MERGER

     Consummation of the Merger will not alter the present officers and directors of Regions. Information concerning the management of Regions is included in the documents incorporated herein by reference. See "Documents Incorporated by Reference."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     The Agreement provides that Regions will, and will cause First Community to, maintain all rights of indemnification existing in favor of each person entitled to indemnification from First Community or any of its subsidiaries on terms no less favorable than the rights provided in the Certificate of Incorporation or Bylaws of First Community or its subsidiaries, as the case may be, or the rights otherwise in effect on the date of the Agreement, and that such rights will continue in full force and effect for six years from the Effective Date with respect to matters occurring at or prior to the Effective Date.

     The Agreement also provides that, after the Effective Date, Regions will provide generally to officers and employees of First Community and its subsidiaries who become officers or employees of Regions or its subsidiaries, employee benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of Regions Common Stock) on terms and conditions that, taken as a whole, are substantially similar to those currently provided by Regions and its subsidiaries to their similarly situated officers and employees. For purposes of participation and vesting (but not benefit accrual) under such employee benefit plans, service with First Community or its subsidiaries prior to the Effective Date will be treated as service with Regions or its subsidiaries. The Agreement further provides that Regions will cause First Community to honor all employment, severance, consulting, and other compensation contracts previously disclosed to Regions between First Community or its subsidiaries and any current or former director, officer, or employee, and all provisions for vested amounts earned or accrued through the Effective Date under First Community's benefit plans.

     As described above under " -- Treatment of First Community Options," the Agreement also provides that all rights with respect to First Community Common Stock pursuant to stock options or stock appreciation rights granted by First Community under its stock option and other stock-based compensation plans which are outstanding at the Effective Date, whether or not then exercisable, will be converted into and will become rights with respect to Regions Common Stock, and Regions will assume each of such options in accordance with its terms.

     As of the Record Date, the directors and executive officers of First Community owned no shares of Regions Common Stock.

DISSENTING STOCKHOLDERS

     Pursuant to the provisions of Article 13 of the Georgia Act, if the Merger is consummated, any holder of record of First Community Common Stock who (i) gives to First Community, prior to the vote at the Annual Meeting with respect to the approval of the Agreement, written notice of such holder's intent to demand payment for such holder's shares, and (ii) does not vote in favor thereof, shall be entitled to receive, upon compliance with the statutory requirements summarized below, the fair value of such holder's shares as of the Effective Date, excluding any appreciation or depreciation in anticipation of the Merger.

     A stockholder of record may assert dissenters' rights as to fewer than all the shares registered in such holder's name only if such holder dissents with respect to all shares beneficially owned by any one beneficial stockholder and such holder notifies First Community in writing of the name and address of each person on whose behalf such holder asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which such holder dissents and such holder's other shares were registered in the names of different stockholders.

     The written objection requirement referred to above will not be satisfied under the Georgia statutory provisions by merely voting against approval of the Agreement by proxy or in person at the Annual Meeting. Any holder of First Community Common Stock who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of the transaction and will not be entitled to assert dissenters' rights of appraisal. In addition to not voting in favor of the Agreement, a stockholder wishing to preserve the right to dissent and seek appraisal must give a separate written notice of such holder's intent to demand payment for such holder's shares if the Merger is effected, as hereinabove provided.

     Any written objection to the Agreement satisfying the requirements discussed above should be addressed as follows: First Community Bancshares, Inc., Turner McCall Boulevard at Fifth Avenue, Rome, Georgia 30161, Attention:
Corporate Secretary.

     If the Merger is authorized at the Annual Meeting, First Community must deliver a written dissenters' notice (the "Dissenters' Notice") to all holders of First Community Common Stock who satisfied the foregoing requirements. The Dissenters' Notice must be sent within ten days after the Effective Date and must (i) state where the demand for payment must be sent and where and when certificates for shares of First Community Common Stock must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of these shares will be restricted after the demand for payment is received, (iii) set a date by which First Community must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters' Notice is delivered), and (iv) be accompanied by a copy of Article 13 of the Georgia Act.

     A stockholder of record who receives the Dissenters' Notice must demand payment and deposit such holder's certificates in accordance with the Dissenters' Notice. Such stockholder will retain all other rights of a stockholder until those rights are canceled or modified by the consummation of the Merger. A record stockholder who does not demand payment or deposit such holder's shares certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for such holder's shares under
Article 13.

     Except as described below, the surviving corporation resulting from the Merger must, within ten days of the later of the Effective Date or receipt of a payment demand, offer to pay to each dissenting stockholder who complied with the payment demand and deposit requirements described above the amount the surviving corporation estimates to be the fair value of such holder's shares, plus accrued interest from the Effective Date. Such offer of payment must be accompanied by (i) certain recent First Community financial statements, (ii) the surviving corporation's estimate of the fair value of the shares, (iii) an explanation of how the interest was calculated, (iv) a statement of the dissenter's right to demand payment under Section 14-2-1327 of the Georgia Act, and (v) a copy of the Article 13 of the Georgia Act. If the stockholder accepts the surviving corporation's offer by written notice to the surviving corporation within 30 days after the surviving corporation's offer, payment must be made within 60 days after the later of the making of the offer or the Effective Date.

     If the Merger is not effected within 60 days after the date set forth demanding payment and depositing share certificates, First Community must return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If, after such return and release, the Merger is effected, the surviving corporation must send a new Dissenter's Notice and repeat the payment demand procedure described above.

     Section 14-2-1327 of the Georgia Act provides that a dissenting stockholder may notify the surviving corporation in writing of such holder's own estimate of the fair value or such holder's shares and the interest due, and may demand payment of such holder's estimate, if (i) such holder believes that the amount offered by the surviving corporation is less than the fair value of such holder's shares or that the interest due has been calculated incorrectly, or
(ii) First Community, having failed to effect the Merger, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment. A dissenting stockholder waives such holder's right to demand payment under
Section 14-2-1327 unless such holder notifies the surviving corporation of such holder's demand in writing within 30 days after the surviving corporation makes or offers payment for such holder's shares. If the surviving corporation does not offer payment within ten days of the later of the Effective Date or receipt of a payment demand, then (i) the stockholder may demand the financial statements and other information required to accompany the surviving corporation's payment offer, and the surviving corporation must provide such information within ten days after receipt of the written demand, and (ii) the stockholder may notify the surviving corporation of such holder's own estimate of the fair value of such holder's shares and the amount of interest due, and may demand payment of that estimate.

     If a demand for payment under Section 14-2-1327 remains unsettled, the surviving corporation must commence a nonjury equity valuation proceeding in the Superior Court of Floyd County, Georgia, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If the surviving corporation does not commence the proceeding within those 60 days, it is required to pay each dissenting stockholder whose demand remains unsettled, the amount demanded. The surviving corporation is required to make all dissenting stockholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting stockholder. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting stockholder made a party to the proceeding is entitled to judgment for the fair value of such holder's shares plus interest to the date of judgment.

     The court in an appraisal proceeding commenced under the foregoing provision must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against the surviving corporation, except that the court may assess the costs against all or some of the dissenting stockholders to the extent the court finds they acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 14-2-1327. The court also may assess the fees and expenses of attorneys and experts for the respective parties against the surviving corporation if the court finds the surviving corporation did not substantially comply with the requirements of specified provisions of Article 13 of the Georgia Act, or against either the surviving corporation or a dissenting stockholder if the court finds that such party acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by Article 13 of the Georgia Act.

     If the court finds that the services of attorneys for any dissenting stockholder were of substantial benefit to other dissenting stockholders similarly situated, and that the fees for those services should not be assessed against the surviving corporation, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting stockholders who were benefitted. No action by any dissenting stockholder to enforce dissenters' rights may be brought more than three years after the Effective Date, regardless of whether notice of the Merger and of the right to dissent was given by First Community or the surviving corporation in compliance with the Dissenters' Notice and payment offer requirements.

     The foregoing is a summary of the material rights of a dissenting stockholder of First Community, but is qualified in its entirety by reference to
Article 13 of the Georgia Act, included in Appendix B to this Prospectus/Proxy Statement. Any First Community stockholder who intends to dissent from approval of the Agreement should carefully review the text of such provisions and should also consult with such holder's attorney. No further notice of the events giving rise to dissenters' rights or any steps associated therewith will be furnished to First Community stockholders, except as indicated above or otherwise required by law.

     Any dissenting First Community stockholder who perfects such holder's right to be paid the value of such holder's shares will recognize taxable gain or loss upon receipt of cash for such shares for federal income tax purposes. See "Certain Federal Income Tax Consequences of the Merger."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     THE FOLLOWING IS A SUMMARY OF CERTAIN ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. THIS SUMMARY IS BASED ON THE FEDERAL INCOME TAX LAWS NOW IN EFFECT AND AS CURRENTLY INTERPRETED; IT DOES NOT TAKE INTO ACCOUNT POSSIBLE CHANGES IN SUCH LAWS OR INTERPRETATIONS, INCLUDING AMENDMENTS TO APPLICABLE STATUTES OR REGULATIONS OR CHANGES IN JUDICIAL OR ADMINISTRATIVE RULINGS, SOME OF WHICH MAY HAVE RETROACTIVE EFFECT. THIS SUMMARY DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF THE POSSIBLE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND IS NOT INTENDED AS TAX ADVICE TO ANY PERSON. IN PARTICULAR, AND WITHOUT LIMITING THE FOREGOING, THIS SUMMARY DOES NOT ADDRESS THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO STOCKHOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES OR STATUS (FOR EXAMPLE, AS FOREIGN PERSONS, TAX-EXEMPT ENTITIES, DEALERS IN SECURITIES, INSURANCE COMPANIES, AND CORPORATIONS, AMONG OTHERS). NOR DOES THIS SUMMARY ADDRESS ANY CONSEQUENCES OF THE MERGER UNDER ANY STATE, LOCAL, ESTATE, OR FOREIGN TAX LAWS. STOCKHOLDERS, THEREFORE, ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICATION AND EFFECT OF FEDERAL, FOREIGN, STATE, LOCAL, AND OTHER TAX LAWS, AND THE IMPLICATIONS OF ANY PROPOSED CHANGES IN THE TAX LAWS.

     A federal income tax ruling with respect to this transaction was not requested from the Internal Revenue Service. Instead, Alston & Bird, special counsel to Regions, has rendered an opinion to Regions and First Community concerning certain federal income tax consequences of the proposed Merger under federal income tax law. It is such firm's opinion that:

          (a) Provided the Merger qualifies as a statutory merger under the Delaware GCL and the Georgia Act, the Merger will be a reorganization within the meaning of Section 368(a)(1)(A). First Community and Regions will each be "a party to a reorganization" within the meaning of Section 368(b).

          (b) First Community will recognize no gain or loss upon the transfer of its assets to Regions in exchange solely for Regions Common Stock and the assumption by Regions of the liabilities of First Community.

          (c) No gain or loss will be recognized by Regions on receipt of First Community's assets in exchange for Regions Common Stock.

          (d) The basis of First Community's assets in the hands of Regions will, in each case, be the same as the basis of those assets in the hands of First Community immediately prior to the transaction.

          (e) The holding period of the assets of First Community in the hands of Regions will, in each case, include the period during which such assets were held by First Community.

          (f) The stockholders of First Community will recognize no gain or loss upon the exchange of their First Community Common Stock solely for shares of Regions Common Stock.

          (g) The basis of the Regions Common Stock received by the First Community stockholders in the proposed transaction will, in each instance, be the same as the basis of the First Community Common Stock surrendered in exchange therefor.

          (h) The holding period of the Regions Common Stock received by the First Community stockholders will, in each instance, include the period during which the First Community Common Stock surrendered in exchange therefor was held, provided that the First Community Common Stock was held as a capital asset on the date of the exchange.

          (i) The payment of cash to First Community stockholders in lieu of fractional share interests of Regions Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by Regions. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in Section 302(a).

          (j) Where solely cash is received by a First Community stockholder in exchange for such holder's shares of First Community Common Stock pursuant to the exercise of dissenters' rights, such cash will be treated as having been received in redemption of such holder's shares of First Community Common Stock, subject to the provisions and limitations of Section 302.

     THE TAX OPINION DOES NOT ADDRESS ANY STATE, LOCAL, OR OTHER TAX CONSEQUENCES OF THE MERGER. FIRST COMMUNITY STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE PROPOSED TRANSACTION TO THEM INDIVIDUALLY, INCLUDING TAX CONSEQUENCES UNDER STATE OR LOCAL LAW.

ACCOUNTING TREATMENT

     It is anticipated that the Merger will be accounted for as a pooling of interests, as that term is used pursuant to GAAP, for accounting and financial reporting purposes. Under the pooling-of-interests method of accounting, assets, liabilities, and equity of the acquired company are carried forward to the combined entity at their historical amounts. See "Summary -- Comparative Per Share Data."

EXPENSES AND FEES

     The Agreement provides, in general, that each of the parties will bear and pay its own expenses in connection with the transactions contemplated by the Agreement, including fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that Regions will bear and pay the filing fees and printing costs in connection with this Proxy Statement/Prospectus.

RESALES OF REGIONS COMMON STOCK

     The Regions Common Stock to be issued to First Community stockholders in the Merger has been registered under the Securities Act, but that registration does not cover resales of those shares by persons who control, are controlled by, or are under common control with, First Community (such persons are referred to hereinafter as "affiliates" and generally include executive officers, directors, and 10% stockholders) at the time of the Annual Meeting. Affiliates may not sell shares of Regions Common Stock acquired in connection with the Merger, except pursuant to an effective registration statement under the Securities Act or in compliance with SEC Rule 145 or another applicable exemption from the Securities Act registration requirements.

     Each person who First Community reasonably believes will be an affiliate of First Community has delivered to Regions a written agreement providing that such person generally will not sell, pledge, transfer, or otherwise dispose of any Regions Common Stock to be received by such person upon consummation of the Merger, except in compliance with the Securities Act and the rules and regulations of the SEC promulgated thereunder.

                 EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS

     As a result of the Merger, holders of First Community Common Stock will be exchanging their shares of a Georgia corporation governed by the Georgia Act and First Community's Articles of Incorporation, as amended (the "Articles"), and Bylaws, for shares of Regions, a Delaware corporation governed by the Delaware GCL and Regions' Certificate of Incorporation (the "Certificate") and Bylaws. Certain significant differences exist between the rights of First Community stockholders and those of Regions stockholders. The differences deemed material by First Community and Regions are summarized below. In particular, Regions' Certificate and Bylaws contain several provisions that may be deemed to have an antitakeover effect in that they could impede or prevent an acquisition of Regions unless the potential acquirer has obtained the approval of Regions' Board of Directors. The following discussion is necessarily general; it is not intended to be a complete statement of all differences affecting the rights of stockholders and their respective entities, and it is qualified in its entirety by reference to the Georgia Act and the Delaware GCL as well as to Regions' Certificate and Bylaws and First Community's Articles and Bylaws.

ANTITAKEOVER PROVISIONS GENERALLY

     The provisions of Regions' Certificate and Bylaws described below under the headings, "Authorized Capital Stock," "Amendment of Certificate of Incorporation and Bylaws," "Classified Board of Directors and Absence of Cumulative Voting," "Removal of Directors," "Director Exculpation," "Special Meetings of Stockholders," "Actions by Stockholders Without a Meeting," "Stockholder Nominations and Proposals," and "Mergers, Consolidations, and Sales of Assets Generally," and the provisions of the Delaware GCL described under the heading "Business Combinations With Certain Persons," are referred to herein as the "Protective Provisions." In general, one purpose of the Protective Provisions is to assist Regions' Board of Directors in playing a role in connection with attempts to acquire control of Regions, so that the Board can further and protect the interests of Regions and its stockholders as appropriate under the circumstances, including, if the Board determines that a sale of control is in their best interests, by enhancing the Board's ability to maximize the value to be received by the stockholders upon such a sale.

     Although Regions' management believes the Protective Provisions are, therefore, beneficial to Regions' stockholders, the Protective Provisions also may tend to discourage some takeover bids. As a result, Regions' stockholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that the Protective Provisions discourage undesirable proposals, Regions may be able to avoid those expenditures of time and money.

     The Protective Provisions also may discourage open market purchases by a potential acquirer. Such purchases may increase the market price of Regions Common Stock temporarily, enabling stockholders to sell their shares at a price higher than that which otherwise would prevail. In addition, the Protective Provisions may decrease the market price of Regions Common Stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The Protective Provisions also may make it more difficult and time consuming for a potential acquirer to obtain control of Regions through replacing the Board of Directors and management. Furthermore, the Protective Provisions may make it more difficult for Regions' stockholders to replace the Board of Directors or management, even if a majority of the stockholders believes such replacement is in the best interests of Regions. As a result, the Protective Provisions may tend to perpetuate the incumbent Board of Directors and management.

AUTHORIZED CAPITAL STOCK

     Regions. The Certificate authorizes the issuance of up to 120,000,000 shares of Regions Common Stock, of which 42,538,946 shares were issued, including 1,474,579 treasury shares as of March 31, 1994. Regions' Board of Directors may authorize the issuance of additional authorized shares of Regions Common Stock without further action by Regions' stockholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which Regions' capital stock may be listed.

     The authority to issue additional shares of Regions Common Stock provides Regions with the flexibility necessary to meet its future needs without the delay resulting from seeking stockholder approval. The authorized but unissued shares of Regions Common Stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of Regions. In addition, the sale of a substantial number of shares of Regions Common Stock to persons who have an understanding with Regions concerning the voting of such shares, or the distribution or declaration of a dividend of shares of Regions Common Stock (or the right to receive Regions Common Stock) to Regions stockholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of Regions.


     First Community. First Community's authorized capital stock consists of 10,000,000 shares, which comprises 5,000,000 shares of preferred stock, of which none is issued and outstanding, and 5,000,000 shares of First Community Common Stock, of which 699,909 shares were issued and outstanding as of March 31, 1994.

     Pursuant to the Georgia Act, First Community's Board of Directors may authorize the issuance of additional authorized shares of First Community Common Stock without further action by First Community's stockholders. First Community's Articles, as amended, deny the stockholders of First Community preemptive rights to purchase or subscribe to any unissued authorized shares of First Community Common Stock or any option or warrant for the purchase thereof.

AMENDMENT OF CERTIFICATE OR ARTICLES OF INCORPORATION AND BYLAWS

     Regions. The Delaware GCL generally provides that the approval of a corporation's board of directors and the affirmative vote of a majority of (i) all shares entitled to vote thereon and (ii) the shares of each class of stock entitled to vote thereon as a class, is required to amend a corporation's certificate of incorporation, unless the certificate specifies a greater voting requirement. The Certificate states that its provisions regarding authorized capital stock, election, classification, and removal of directors, the approval required for certain business combinations, meetings of stockholders, and amendment of the Certificate and Bylaws may be amended or repealed only by the affirmative vote of the holders of at least 75% of the outstanding shares of Regions voting stock, voting together as a single class.

     The Certificate also provides that the Board of Directors has the power to adopt, amend, or repeal the Bylaws. Any action taken by the stockholders with respect to adopting, amending, or repealing any Bylaws may be taken only upon the affirmative vote of the holders of at least 75% of the voting power of Regions' voting stock.

     First Community. The Georgia Act generally provides that a Georgia corporation's articles of incorporation may be amended by the affirmative vote of a majority of the shares entitled to vote thereon, unless the articles of incorporation provide for a higher or lower voting requirement. First Community's Articles provide that the affirmative vote of a majority of the outstanding voting shares is required to amend the Articles, except that a vote of 80% of the outstanding stock is required for certain amendments, including the provisions of the Articles dealing with authorized capital stock, election, classification, and removal of directors, the approval required for certain business combinations, and meetings of stockholders.

     The Articles also provides that the Board of Directors has the power to adopt, amend, or repeal the Bylaws. Any action taken by the stockholders with respect to adopting, amending, or repealing any Bylaws may be taken only upon the affirmative vote of the holders of at least 80% of the voting power of First Community Common Stock.

CLASSIFIED BOARD OF DIRECTORS AND ABSENCE OF CUMULATIVE VOTING

     Regions. The Certificate provides that Regions' Board of Directors is divided into three classes, with each class to be as nearly equal in number as possible. The directors in each class serve three-year terms of office.

     The effect of Regions' having a classified Board of Directors is that only approximately one-third of the members of the Board is elected each year, which effectively requires two annual meetings for Regions' stockholders to change a majority of the members of the Board.

     Pursuant to the Certificate, each stockholder generally is entitled to one vote for each share of Regions stock held and is not entitled to cumulative voting rights in the election of directors. With cumulative voting, a stockholder has the right to cast a number of votes equal to the total number of such holder's shares multiplied by the number of directors to be elected. The stockholder has the right to cast all of such holder's votes in favor of one candidate or to distribute such holder's votes in any manner among any number of candidates. Directors are elected by a plurality of the total votes cast by all stockholders. With cumulative voting, it may be possible for minority stockholders to obtain representation on the Board of Directors. Without cumulative voting, the holders of more than 50% of the shares of Regions Common Stock generally have the ability to elect 100% of the directors. As a result, the holders of the remaining Regions Common Stock effectively may not be able to elect any person to the Board of Directors. The absence of cumulative voting, therefore, could make it more difficult for a stockholder who acquires less than a majority of the shares of Regions Common Stock to obtain representation on Regions' Board of Directors.

     First Community. Like Regions, First Community's Articles generally provide for a classified board of directors with three classes, and provide that voting stock does not have cumulative voting rights.

REMOVAL OF DIRECTORS

     Regions. Under the Certificate, any director or the entire Board of Directors may be removed only for cause and only by the affirmative vote of the holders of at least 75% of Regions' voting stock.

     First Community. Pursuant to First Community's Articles, a director may be removed only for cause, and only by the affirmative vote of two-thirds of the voting power of outstanding voting shares, unless such removal has been approved by a majority of Continuing Directors (defined generally in the Articles as a director unaffiliated with an interested stockholder), in which case the affirmative vote of stockholders required is a majority of voting power of shares outstanding.

LIMITATIONS ON DIRECTOR LIABILITY

     Regions. The Certificate provides that a director of Regions will have no personal liability to Regions or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) the payment of certain unlawful dividends and the making of certain unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

     Although this provision does not affect the availability of injunctive or other equitable relief as a remedy for a breach of duty by a director, it does limit the remedies available to a stockholder who has a valid claim that a director acted in violation of such director's duties, if the action is among those as to which liability is limited. This provision may reduce the likelihood of stockholder derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duties, even though such action, if successful, might have benefitted Regions and its stockholders. The SEC has taken the position that similar provisions added to other corporations' certificates of incorporation would not protect those corporations' directors from liability for violations of the federal securities laws.

     First Community. The Georgia Act generally permits a corporation's articles of incorporation to relieve directors of liability for money damages for good faith conduct. The Articles provide that First Community directors shall not be liable for money damages for breach of duty as a director, to the fullest extent permitted by the Georgia Act, having the effect that First Community directors will not be held liable for money damages except for actions taken not in good faith or that involve intentional misconduct or certain unlawful transactions. Such limitations on director liability are substantially similar to those applicable to Regions.

INDEMNIFICATION

     Regions. The Certificate provides that Regions will indemnify its officers, directors, employees, and agents to the full extent permitted by the Delaware GCL. Under Section 145 of the Delaware GCL as currently in effect, other than in actions brought by or in the right of Regions, such indemnification would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Regions and, with respect to any criminal proceeding, if such person had no reasonable cause to believe that the conduct was unlawful. In actions brought by or in the right of Regions, such indemnification probably would be limited to reasonable expenses (including attorneys' fees) and would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Regions, except that no indemnification may be made with respect to any matter as to which such person is adjudged liable to Regions, unless, and only to the extent that, the court determines upon application that, in view of all the circumstances of the case, the proposed indemnitee is fairly and reasonably entitled to indemnification for such expenses as the court deems proper. To the extent that any director, officer, employee, or agent of Regions has been successful on the merits or otherwise in defense of any action, suit, or proceeding, as discussed herein, whether civil, criminal, administrative, or investigative, such person must be indemnified against reasonable expenses incurred by such person in connection therewith.

     First Community. First Community's Bylaws provide for indemnification of its directors, officers, employees, and agents in substantially the same manner and with substantially the same effect as in the case of Regions, with one principal exception. Unlike Regions' situation, the availability of indemnification is at the sole discretion of the board of directors. First Community has entered into indemnification agreements with each of its directors under which First Community has agreed to provide mandatory indemnification substantially similar to the indemnification of Regions directors described above.

SPECIAL MEETINGS OF STOCKHOLDERS

     Regions. Regions' Certificate and Bylaws provide that such meetings may be called at any time, but only by the chief executive officer, the secretary, or the Board of Directors of Regions. Regions stockholders do not have the right to call a special meeting or to require that Regions' Board of Directors call such a meeting. This provision, combined with other provisions of the Certificate and the restriction on the removal of directors, would prevent a substantial stockholder from compelling stockholder consideration of any proposal (such as a proposal for a business combination) over the opposition of Regions' Board of Directors by calling a special meeting of stockholders at which such stockholder could replace the entire Board with nominees who were in favor of such proposal.

     First Community. Under the Articles, a special meeting of First Community stockholders may be called only by a majority of the board of directors, by the Chairman of the Board, or by the holders of two-thirds of the voting power of outstanding voting stock.

ACTIONS BY STOCKHOLDERS WITHOUT A MEETING

     Regions. The Certificate provides that any action required or permitted to be taken by Regions stockholders must be effected at a duly called meeting of stockholders and may not be effected by any written consent by the stockholders. These provisions would prevent stockholders from taking action, including action on a business combination, except at an annual or special meeting called by the Board of Directors, even if a majority of the stockholders were in favor of such action.

     First Community. Under the Articles, no action requiring or permitting stockholder approval may be approved by written consent, unless such action is approved by a majority of the continuing directors. In that case, such action may be authorized by written consent of the holders of not less than the minimum voting power necessary to approve such action at a meeting of stockholders.

STOCKHOLDER NOMINATIONS AND PROPOSALS

     Regions. Regions' Certificate and Bylaws provide that any nomination by stockholders of individuals for election to the Board of Directors must be made by delivering written notice of such nomination (the "Nomination Notice") to the Secretary of Regions not less than 14 days nor more than 50 days before any meeting of the stockholders called for the election of directors; provided, however, that if less than 21 days' notice of the meeting is given to stockholders, the Nomination Notice must be delivered to the Secretary of Regions not later than the seventh day following the day on which notice of the meeting was mailed to stockholders. The Nomination Notice must set forth certain background information about the persons to be nominated, including information concerning (i) the name, age, business, and, if known, residential address of each nominee, (ii) the principal occupation or employment of each such nominee, and (iii) the number of shares of Regions capital stock beneficially owned by each such nominee. The Board of Directors is not required to nominate in the annual proxy statement any person so proposed; however, compliance with this procedure would permit a stockholder to nominate the individual at the stockholders' meeting, and any stockholder may vote such holder's shares in person or by proxy for any individual such holder desires.

     First Community. Neither the Georgia Act, First Community's Articles nor Bylaws sets forth any procedure for stockholder nominations and proposals.

BUSINESS COMBINATIONS WITH CERTAIN PERSONS

     Regions. Section 203 of the Delaware GCL ("Section 203") places certain restrictions on "business combinations" (as defined in Section 203 to include, generally, mergers, sales and leases of assets, issuances of securities, and similar transactions) by Delaware corporations with an "interested stockholder" (as defined in Section 203 to include, generally, the beneficial owner of 15% or more of the corporation's outstanding voting stock). Section 203 generally applies to Delaware corporations, such as Regions, that have a class of voting stock listed on a national securities exchange, authorized for quotation on an interdealer quotation system of a registered national securities association, or held of record by more than 2,000 stockholders, unless the corporation expressly elects in its certificate of incorporation or bylaws not to be governed by
Section 203.

     Regions has not specifically elected to avoid the application of Section
203. As a result, Section 203 generally would prohibit a business combination by Regions or a subsidiary with an interested stockholder within three years after the person or entity becomes an interested stockholder, unless (i) prior to the time when the person or entity becomes an interested stockholder, Regions' Board of Directors approved either the business combination or the transaction pursuant to which such person or entity became an interested stockholder, (ii) upon consummation of the transaction in which the person or entity became an interested stockholder, the interested stockholder held at least 85% of the outstanding Regions voting stock (excluding shares held by persons who are both officers and directors and shares held by certain employee benefit plans), or
(iii) once the person or entity becomes an interested stockholder, the business combination is approved by Regions' Board of Directors and by the holders of at least two-thirds of the outstanding Regions voting stock, excluding shares owned by the interested stockholder.

     First Community. The Articles provide that business combinations with certain persons may not be consummated unless approved by the affirmative vote of either (i) 80% of the voting power of outstanding voting stock or (ii) a majority of the voting power of outstanding voting stock other than shares held by any interested stockholder and its affiliates (as defined in the Articles). Absent such provision, the Georgia Act would require only approval of a majority of the voting power of a corporation's stock. For purpose of this provision, an interested stockholder is defined as any person which has acquired beneficial ownership of 10% or more of the voting power of First Community within a preceding two year period, or any assignee thereof. If a proposed business combination is approved by a majority of Continuing Directors, the stockholder approval otherwise required by law would be sufficient, rather than the special stockholder approval requirements of such provision. Also, if the consideration to be received by stockholders meets certain minimum price requirements, based principally upon good faith valuation by a majority of Continuing Directors, the approval by the majority of the voting power of voting stock would be sufficient, rather than the special approval requirements of such provision.

MERGERS, CONSOLIDATIONS, AND SALES OF ASSETS GENERALLY

     Regions. The Certificate generally requires the affirmative vote of the holders of at least 75% of the outstanding voting stock of Regions to effect (i) any merger or consolidation with or into any other corporation, or (ii) any sale or lease of any substantial part of the assets of Regions to any party that beneficially owns 5.0% or more of the outstanding shares of Regions voting stock, unless the transaction was approved by Regions' Board of Directors before the other party became a 5.0% beneficial owner or is approved by 75% or more of the full Board after the party becomes such a 5.0% beneficial owner.

     First Community. The Georgia Act generally requires the affirmative vote of at least a majority of the voting power to effect (i) any merger or consolidation with or into any other corporation, or (ii) any sale or lease of any substantial part of the assets of the corporation if the corporation is not insolvent. Such transactions are subject to the special approval requirements described above. See " -- Business Combinations with Certain Persons."

DISSENTERS' RIGHTS OF APPRAISAL

     Regions. The rights of appraisal of dissenting stockholders of Regions are governed by the Delaware GCL. Pursuant thereto, except as described below, any stockholder has the right to dissent from any merger of which Regions could be a constituent corporation. No appraisal rights are available, however, for (i) the shares of any class or series of stock that is either listed on a national securities exchange, quoted on the Nasdaq National Market, or held of record by more than 2,000 stockholders or (ii) any shares of stock of the constituent corporation surviving a merger if the merger did not require the approval of the surviving corporation's stockholders, unless, in either case, the holders of such stock are required by an agreement of merger or consolidation to accept for that stock something other than: (a) shares of stock of the corporation surviving or resulting from the merger or consolidation; (b) shares of stock of any other corporation that will be listed at the effective date of the merger on a national securities exchange, quoted on the Nasdaq National Market, or held of record by more than 2,000 stockholders; (c) cash in lieu of fractional shares of stock described in clause (a) or (b) immediately above; or (d) any combination of the shares of stock and cash in lieu of fractional shares described in clauses (a) through (c) immediately above. Because Regions Common Stock is quoted on the Nasdaq National Market and is held of record by more than 2,000 stockholders, unless the exception described immediately above applies, holders of Regions Common Stock do not have dissenters' rights of appraisal.

     First Community. The rights of appraisal of dissenting stockholders under Georgia law, while generally similar to those afforded under the Delaware GCL, differ in certain details. For a full description of the rights of dissenting stockholders under Georgia law, see "Description of the Transaction -- Dissenting Stockholders."

STOCKHOLDERS' RIGHTS TO EXAMINE BOOKS AND RECORDS

     Regions. The Delaware GCL provides that a stockholder may inspect books and records upon written demand under oath stating the purpose of the inspection, if such purpose is reasonably related to such person's interest as a stockholder.

     First Community. Pursuant to the Georgia Act, upon written notice of a demand to inspect corporate records, a stockholder is entitled to inspect specified corporate records, including articles of incorporation and bylaws, minutes of stockholder and director meetings, stockholder list, and all stockholder communications for preceding three years including financial statements. Upon demonstration of a proper purpose, a stockholder may be entitled to inspect other corporate records.

DIVIDENDS

     Regions. The Delaware GCL provides that, subject to any restrictions in the corporation's certificate of incorporation, dividends may be declared from the corporation's surplus, or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. Dividends may not be declared, however, if the corporation's capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Substantially all of the funds available for the payment of dividends by Regions are derived from its subsidiary depository institutions. There are various statutory limitations on the ability of Regions' subsidiary depository institutions to pay dividends to Regions. See "Supervision and Regulation -- Dividends."

     First Community. Pursuant to the Georgia Act, a board of directors may from time to time make distributions to its stockholders, subject to restrictions in its articles of incorporation, provided that no distribution may be made if, after giving it effect, (i) the corporation would not be able to pay its debts as they become due in the usual course of business, or (ii) the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

                    COMPARATIVE MARKET PRICES AND DIVIDENDS


     Regions Common Stock is quoted on the Nasdaq National Market under the symbol "RGBK." First Community Common Stock is not traded in any established market. The following table sets forth, for the indicated periods, the high and low closing sale prices for Regions Common Stock as reported on the Nasdaq National Market, the high and low prices for First Community Common Stock and the cash dividends declared per share of Regions Common Stock and First Community Common Stock for the indicated periods. The stock prices and historical dividends for Regions have been adjusted to reflect a 10% stock dividend paid by Regions on April 1, 1993. The stock prices for First Community have been adjusted to reflect a 10% stock dividend paid by First Community in January 1993. The prices indicated for First Community are based on actual transactions in First Community Common Stock of which First Community management is aware; however, for the indicated period there has been only a very limited number of transactions and all such transactions have involved limited numbers of shares in First Community Common Stock in the indicated periods, and no assurance can be given that the indicated prices represent the actual market value of First Community Common Stock.



                                            REGIONS                              FIRST COMMUNITY
                                --------------------------------         --------------------------------
                                  PRICE RANGE     CASH DIVIDENDS           PRICE RANGE     CASH DIVIDENDS
                                ---------------      DECLARED            ---------------      DECLARED
                                 HIGH     LOW       PER SHARE             HIGH     LOW       PER SHARE
                                ------   ------   --------------         ------   ------   --------------
1992
First Quarter.................  $28.13   $23.75       $.2275             $12.73   $12.73       $   --
Second Quarter................   30.00    25.13        .2275              12.73    12.73           --
Third Quarter.................   30.75    27.50        .2275              12.73    12.73           --
Fourth Quarter................   33.88    28.38        .2275              12.73    12.73           --
1993
First Quarter.................   38.38    31.25          .26              17.00    17.00         .125
Second Quarter................   38.25    30.25          .26              17.00    17.00         .125
Third Quarter.................   35.25    31.25          .26              17.00    17.00         .125
Fourth Quarter................   35.00    29.63          .26              17.00    17.00          .16
1994
First Quarter.................   33.50    30.13          .30              22.00    22.00          .16
Second Quarter................   36.13    30.50          .30              24.00    24.00          .16
Third Quarter
  (through August 5)..........   36.63    34.63          .30              28.00    28.00



     On August 5, 1994, the last reported sale price of Regions Common Stock as reported on the Nasdaq National Market, and the price of First Community Common Stock in the last known transaction, which occurred in July 1994, were $36.00 and $28.00, respectively. On March 16, 1994, the last business day prior to public announcement of the proposed Merger, the last reported sale price of Regions Common Stock as reported on the Nasdaq National Market, and the last known price of First Community Common Stock, were $32.00 and $22.00, respectively.


     The holders of Regions Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor. Regions has paid regular quarterly cash dividends since 1971. Although Regions currently intends to continue to pay quarterly cash dividends on the Regions Common Stock, there can be no assurance that Regions' dividend policy will remain unchanged after completion of the Merger. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital and reserve requirements, and the Board of Directors' consideration of other relevant factors.

     Regions is a legal entity separate and distinct from its subsidiaries and its revenues depend in significant part on the payment of dividends from its subsidiary financial institutions, particularly First Alabama Bank. Regions' subsidiary depository institutions are subject to certain legal restrictions on the amount of dividends they are permitted to pay. See "Supervision and Regulation -- Dividends."

     First Community paid a cash dividend in 1993 and 1994. No assurance can be given that the Bank's earnings will permit the Bank to pay dividends to First Community in the future, which dividends are First Community's principal source of funds. Under provisions of the Financial Institutions Code of Georgia, the Bank may declare and pay cash dividends only out of its retained earnings, and dividends may not be declared at any time at which the paid-in capital and appropriated retained earnings of the Bank do not, in combination, equal at least 20% of the Bank's capital stock account. In addition, under current rules and regulations of the Georgia Department, prior approval of the Georgia Department would be required before the Bank could declare and pay cash dividends if either: (i) the Bank's ratio of equity capital to adjusted total assets is less than 6.0%; (ii) the aggregate amount of dividends declared or anticipated to be declared by the Bank in that calendar year exceeds 50% of net profits, after taxes but before dividends, of the Bank for the previous year; or
(iii) the percentage of the Bank's adversely classified assets as of the most recent examination of the Bank exceeds 80% of the Bank's equity capital and reserves as reflected by such examination. Under these limitations, the aggregate amount of dividends that could be paid by the Bank in 1994 without prior approval of the Georgia Department is approximately $933,500. The ability of First Community to pay dividends in the future will depend on the Bank's ability to pay dividends, as well as its financial condition and financial prospects, capital requirements, and other factors.


                              BUSINESS OF REGIONS

GENERAL

     Regions is a regional bank holding company headquartered in Birmingham, Alabama which operated as of June 1, 1994, 243 banking offices in the states of Alabama, Florida, Georgia, Louisiana, and Tennessee. At March 31, 1994, Regions had total consolidated assets of approximately $10.4 billion, total consolidated deposits of approximately $8.8 billion, and total consolidated stockholders' equity of approximately $878 million. Regions operates five state-chartered commercial bank subsidiaries and one federal stock savings bank (collectively, the "Subsidiary Institutions") in the states of Alabama, Florida, Georgia, Louisiana, and Tennessee and four banking-related subsidiaries engaged in mortgage banking, credit life insurance, leasing and securities brokerage activities with offices in various Southeastern states. Through its subsidiaries, Regions offers a broad range of banking and banking-related services.

     In Alabama, Regions operates through First Alabama Bank, which at March 31, 1994, had total consolidated assets of approximately $8.0 billion, total consolidated deposits of approximately $6.9 billion, and total consolidated stockholders' equity of approximately $658 million. First Alabama Bank operates 168 banking offices throughout Alabama.

     In Florida, Regions operates through Regions Bank of Florida, which at March 31, 1994, had total consolidated assets of approximately $473 million, total consolidated deposits of approximately $422 million, and total consolidated stockholders' equity of approximately $47 million. Regions Bank of Florida operates 23 banking offices in the panhandle region of Florida.

     In Georgia, Regions operates through Regions Bank of Georgia, which at March 31, 1994, had total consolidated assets of approximately $106 million, total consolidated deposits of approximately $96 million, and total consolidated stockholders' equity of approximately $9 million. Regions Bank of Georgia operates three banking offices in Columbus, Georgia.

     In Louisiana, Regions operates through Secor Bank, Federal Savings Bank ("Secor"), a federal savings bank which Regions acquired on December 31, 1993, and Guaranty Bancorp, Inc. ("Guaranty"), which Regions acquired on May 31, 1994. At March 31, 1994, Secor's 15 Louisiana branches had total assets of approximately $1.3 billion and total deposits of approximately $828 million. At May 31, 1994, Guaranty had total consolidated assets of approximately $187 million, total consolidated deposits of approximately $173 million, and total consolidated stockholders' equity of approximately $14 million. Secor and Guaranty operate 21 banking offices in Louisiana.

     In Tennessee, Regions operates through Regions Bank of Tennessee, which at March 31, 1994, had total consolidated assets of approximately $455 million, total consolidated deposits of approximately $396 million, and total consolidated stockholders' equity of approximately $37 million. Regions Bank of Tennessee operates 24 banking offices in middle Tennessee.

     Regions was organized under the laws of the state of Delaware and commenced operations in 1971 under the name First Alabama Bancshares, Inc. On May 2, 1994, the name of First Alabama Bancshares, Inc. was changed to Regions Financial Corporation.

     Regions continually evaluates business combination opportunities and frequently conducts due diligence activities in connection with possible business combinations. As a result, business combination discussions and, in some cases, negotiations frequently take place, and future business combinations involving cash, debt, or equity securities can be expected. Any future business combination or series of business combinations that Regions might undertake may be material, in terms of assets acquired or liabilities assumed, to Regions' financial condition. Recent business combinations in the banking industry have typically involved the payment of a premium over book and market values. This practice could result in dilution of book value and net income per share for the acquirer.

     Additional information about Regions and its subsidiaries is included in documents incorporated by reference in this Proxy Statement/Prospectus. See "Available Information" and "Documents Incorporated by Reference."

RECENT DEVELOPMENTS

     Second Quarter 1994 Operating Results. For the second quarter ended June 30, 1994, Regions had net income of $35,446,000 or $.84 per share, representing a 27% increase in net income over the same period of 1993. For the six months ended June 30, 1994, Regions had net income of $69,220,000 or $1.65 per share, representing an 11% increase on a per-share basis in net income over the first half of 1993. The annualized return on average total assets for the first half of 1994 was 1.32%, and the annualized return on average stockholders' equity was 15.82%. At June 30, 1994, the ratio of stockholders' equity to total assets was 8.37%. As of June 30, 1994, Regions had total consolidated assets of approximately $10.8 billion, total consolidated deposits of approximately $8.8 billion, and total consolidated stockholders' equity of approximately $905 million.

     Recently Completed Acquisitions. Since December 31, 1993, Regions has consummated the acquisitions (referred to as the "Recently Completed Acquisitions") of Guaranty located in Baton Rouge, Louisiana, and First Fayette Bancshares, Inc. ("First Fayette"), located in Fayette, Alabama, certain aspects of which transactions are set forth below:

                                                                    CONSIDERATION
                                                                  -----------------
                                                        APPROXIMATE
                                                    -------------------               ACCOUNTING
                     INSTITUTION                    ASSET SIZE    VALUE      TYPE      TREATMENT
    ----------------------------------------------  ----------    -----    --------   -----------
                                                       (IN MILLIONS)
    Guaranty Bancorp, Inc., and its subsidiary,
      Guaranty Bank and Trust Company, located in
      Baton Rouge, Louisiana......................     $189        $28     Regions    Pooling of
                                                                           Common     Interests
                                                                           Stock
    First Fayette Bancshares, Inc. and its
      subsidiary, First Bank of Fayette, located
      in Fayette, Alabama.........................       77         17     Cash and   Purchase
                                                    -------       ----     Notes
              Totals..............................     $266        $45
                                                    =======       ====

     Since December 31, 1993, Regions also has consummated certain transactions with the Resolution Trust Corporation, as a result of which Regions acquired four branch offices in Panama City, Florida, and one branch office in each of Atmore and Brewton, Alabama with combined deposits of approximately $50 million.

     Other Pending Acquisitions.  As of the date of this Proxy
Statement/Prospectus, Regions has pending three acquisitions in addition to the acquisition of First Community (referred to as the "Other Pending Acquisitions") in the states of Alabama and Louisiana, certain aspects of which transactions are set forth below:

                                                                    CONSIDERATION
                                                                  -----------------   ANTICIPATED
                                                                                      ACCOUNTING
                                                        APPROXIMATE                    TREATMENT
                                                    -------------------               -----------
                     INSTITUTION                    ASSET SIZE    VALUE      TYPE
    ----------------------------------------------  ----------    -----    --------
                                                       (IN MILLIONS)
    American Bancshares, Inc. ("ABI") and its
      subsidiary, First American Bank and Trust
      Company of Louisiana, located in Monroe,
      Louisiana...................................     $304       $  61    Regions    Purchase
                                                                           Common
                                                                           Stock
    BNR Bancshares, Inc. ("BNR") and its
      subsidiary, Bank of New Roads, located in
      New Roads, Louisiana........................      143          26    Regions    Pooling of
                                                                           Common     Interests
                                                                           Stock
    Union Bank & Trust Company ("Union"), located
      in Montgomery, Alabama......................      455          65    Regions    Purchase
                                                    -------        ----    Common
                                                                           Stock
              Totals..............................     $902       $ 152
                                                    =======        ====

     The Recently Completed Acquisitions and the Other Pending Acquisitions are referred to collectively as the "Other Acquisitions."

     If the Other Acquisitions and the Merger had been consummated on March 31, 1994, based on March 31, 1994 pro forma financial information, Regions' total consolidated assets would have increased by approximately $1.3 billion to approximately $11.7 billion; its total consolidated deposits would have increased by approximately $1.2 billion to approximately $9.9 billion; and its total consolidated stockholders' equity would have increased by approximately $38 million to approximately $916 million. See "Summary Pro Form Financial Data" and the related pro forma financial information in Regions' Current Report on Form 8-K dated July 8, 1994. See "Documents Incorporated by Reference."

     Consummation of the Other Pending Acquisitions is subject to the approval of certain regulatory agencies and of the stockholders of the institutions to be acquired and to the effectiveness of the registration statements filed or to be filed with the SEC. Moreover, the closing of each transaction is subject to various contractual conditions precedent. No assurance can be given that the conditions precedent to consummating the Other Pending Acquisitions will be satisfied in a manner that will result in the consummation of all of the Other Pending Acquisitions.

     In connection with the acquisitions of ABI and Union, Regions has announced that it may purchase, in the open market, an equivalent number of some or all of the shares of Regions Common Stock to be issued in such transactions. As a result of the ABI and Union transactions, Regions anticipates that it may purchase in the open market as much as approximately $126 million of Regions Common Stock. The timing and amount of such possible purchases will be determined based on the Regions Common Stock price, capital needs and other factors. As of July 26, 1994, Regions had purchased, in the open market, approximately $43.2 million of Regions Common Stock pursuant to this repurchase program.

                        SUMMARY PRO FORMA FINANCIAL DATA

     The following unaudited pro forma financial data give effect, as appropriate, to the acquisitions of First Community, the Recently Completed Acquisitions, and the Other Pending Acquisitions as of the dates and for the periods indicated and pursuant to the accounting bases described below. The unaudited pro forma financial data are presented for informational purposes only and are not necessarily indicative of the combined financial position or results of operations which actually would have occurred if the transactions had been consummated at the date and for the periods indicated or which may be obtained in the future. The information should be read in conjunction with the unaudited pro forma financial information included in Regions' Current Report on Form 8-K dated July 8, 1994. For additional information relating to specific transactions within the scope of the Recently Completed Acquisitions and the Other Pending Acquisitions (referred to collectively as the "Other Acquisitions"), see "Business of Regions -- Recent Developments."

SELECTED PRO FORMA COMBINED DATA FOR REGIONS AND FIRST COMMUNITY

     The following unaudited pro forma combined data give effect to the acquisition of First Community as of the date or at the beginning of the periods indicated, assuming such acquisition is treated as a pooling of interests.

                                                                                    AS OF
                                                                                  MARCH 31,
                                                                                    1994
                                                                                -------------
                                                                                (IN THOUSANDS
                                                                                 EXCEPT PER
                                                                                 SHARE DATA)
Balance Sheet Data:
  Total assets................................................................   $10,561,027
  Securities..................................................................     2,521,651
  Loans, net of unearned income...............................................     6,921,091
  Total deposits..............................................................     8,879,755
  Other borrowed money........................................................       470,347
  Stockholders' equity........................................................       887,576
  Book value per common share.................................................         21.27

                                                   THREE MONTHS
                                                      ENDED          YEAR ENDED DECEMBER 31,
                                                    MARCH 31,     ------------------------------
                                                       1994         1993       1992       1991
                                                   ------------   --------   --------   --------
                                                       (IN THOUSANDS EXCEPT PER SHARE DATA)
Income Statement Data:
  Total interest income..........................    $173,107     $563,725   $543,993   $563,010
  Total interest expense.........................      74,503      217,419    227,811    295,612
                                                   ------------   --------   --------   --------
  Net interest income............................      98,604      346,306    316,182    267,398
  Provision for loan losses......................       4,434       21,701     27,503     24,283
                                                   ------------   --------   --------   --------
  Net interest income after loan loss
     provision...................................      94,170      324,605    288,679    243,115
  Total noninterest income.......................      36,888      133,012    120,002    102,071
  Total noninterest expense......................      80,857      289,718    267,007    232,174
  Income tax expense.............................      16,552       54,146     45,527     34,054
                                                   ------------   --------   --------   --------
  Net income.....................................    $ 33,649     $113,753   $ 96,147   $ 78,958
                                                   ============   ========   ========   ========
  Net income per share...........................    $   0.81     $   3.00   $   2.58   $   2.14
  Average common shares outstanding..............      41,724       37,870     37,197     36,856

SELECTED PRO FORMA COMBINED DATA FOR REGIONS, FIRST COMMUNITY, AND OTHER ACQUISITIONS

     The following unaudited pro forma combined data as of March 31, 1994, and for the three months ended March 31, 1994, and the year ended December 31, 1993, give effect to (i) the acquisitions of First Community, Guaranty, and BNR by Regions, assuming such acquisitions are accounted for as poolings of interests, and (ii) the acquisitions of First Fayette, Union, and ABI by Regions, assuming such acquisitions are treated as purchases for accounting purposes, as if all such transactions had been consummated on March 31, 1994, in the case of the data included under "Balance Sheet Data," and on January 1, 1993, in the case of the data included under "Income Statement Data." The following unaudited pro forma financial data for the years ended December 31, 1992, and 1991, give effect to the acquisitions of First Community, Guaranty, and BNR by Regions, assuming such acquisitions are accounted for as poolings of interests and had been consummated on January 1, 1991.

                                                                                      AS OF
                                                                                    MARCH 31,
                                                                                      1994
                                                                                  -------------
                                                                                  (IN THOUSANDS
                                                                                   EXCEPT PER
                                                                                   SHARE DATA)
Balance Sheet Data:
  Total assets..................................................................   $ 11,694,320
  Securities....................................................................      2,800,867
  Loans, net of unearned income.................................................      7,501,312
  Total deposits................................................................      9,931,363
  Other borrowed money..........................................................        471,472
  Stockholders' equity..........................................................        916,323
  Book value per common share...................................................          21.15

                                                     THREE MONTHS
                                                        ENDED          YEAR ENDED DECEMBER 31,
                                                      MARCH 31,     ------------------------------
                                                         1994         1993       1992       1991
                                                     ------------   --------   --------   --------
                                                     (IN THOUSANDS EXCEPT PER SHARE DATA)
Income Statement Data:
  Total interest income............................    $189,181     $630,718   $567,482   $586,474
  Total interest expense...........................      81,408      246,310    236,915    307,841
                                                     ------------   --------   --------   --------
  Net interest income..............................     107,773      384,408    330,567    278,633
  Provision for loan losses........................       4,182       23,922     28,605     25,164
                                                     ------------   --------   --------   --------
  Net interest income after loan loss provision....     103,591      360,486    301,962    253,469
  Total noninterest income.........................      40,084      144,121    122,287    103,786
  Total noninterest expense........................      90,989      329,508    276,838    241,123
  Income tax expense...............................      17,575       55,656     47,199     34,841
                                                     ------------   --------   --------   --------
  Income before cumulative effect of change in
     accounting principle..........................    $ 35,111     $119,443   $100,212   $ 81,291
                                                     ==========     ========   ========   ========
  Income before cumulative effect of change in
     accounting principle per share................    $   0.81     $   3.03   $   2.58   $   2.11
  Average common shares outstanding................      43,329       39,475     38,802     38,461

                          BUSINESS OF FIRST COMMUNITY

     First Community is a bank holding company organized under the laws of the State of Georgia with its principal executive offices located in Rome, Georgia. First Community operates principally through the Bank, which is a state-chartered commercial bank and which provides a range of retail banking services through two offices in Floyd County, Georgia. At March 31, 1994, First Community had total consolidated assets of approximately $124 million, total consolidated deposits of approximately $113 million, and total consolidated stockholders' equity of approximately $9 million. First Community's principal executive office is located at Turner McCall Boulevard at Fifth Avenue, Rome, Georgia 30161, and its telephone number at such address is (706) 291-1000.

     Additional information with respect to First Community and its subsidiaries is included in documents incorporated by reference in this Proxy Statement/Prospectus. Copies of such documents, consisting of First Community's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, and First Community's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, accompany this Proxy Statement/Prospectus.

EXECUTIVE OFFICERS

     The following officers serve as the executive officers of First Community and/or the Bank. Each officer serves at the pleasure of the respective Board of Directors. A brief biography of the educational and professional or business background of each executive officer follows the table:


                    NAME                   AGE                       POSITION
    -------------------------------------  ---   ------------------------------------------------
    B. G. Early..........................  65    Director and Chief Executive Officer of First
                                                   Community and the Bank
    Steven E. Kemp.......................  43    Director and President of First Community and
                                                   the Bank



     B. G. EARLY has been a banker since 1946. He graduated from Louisiana State University's School of Banking in 1961. He was employed by Rome Bank and Trust and its successor, The Citizens and Southern National Bank, from 1946 to January 1987. He was first elected an officer of that bank in 1951 and retired as its Executive Vice President. Mr. Early was a member of the Board of Directors of that bank until his retirement. Since that time, Mr. Early was involved in the organization of First Community and the Bank, and Mr. Early has served as Chairman of the Board and Chief Executive Officer of both First Community and the Bank since their respective inceptions. Mr. Early is active in numerous civic and community organizations.


     STEVEN E. KEMP obtained his undergraduate degree from Berry College in 1972 and an M.B.A. from Berry College in 1982. He is a graduate of the School of Banking of the South, Louisiana State University. Mr. Kemp has been in banking for 21 years, having previously served as Vice President of First Union National Bank of Georgia and Calhoun First National Bank. He has been employed by the Bank since September 1989. He currently serves on the Boards of the Rome-Floyd Chamber of Commerce, the Kiwanis Club of Rome, the Floyd County Development Authority, the YMCA, and the Floyd Healthcare Foundation.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table sets forth the compensation of B. G. Early, the President and Chief Executive Officer of First Community and the Bank during 1991, 1992, and 1993. No other officer earned compensation in excess of $100,000 during any of these years.


                                                                                LONG-TERM COMPENSATION
                                                                            -------------------------------
                           ANNUAL COMPENSATION                                     AWARDS
- -------------------------------------------------------------------------   ---------------------   PAYOUTS
                                                                  (E)                               -------
                                                               ----------      (F)
                                                                 OTHER      ----------     (G)        (H)           (I)
               (A)                   (B)     (C)       (D)       ANNUAL     RESTRICTED   --------   -------   ---------------
- ----------------------------------  -----  --------   ------    COMPEN-       STOCK      OPTIONS/    LTIP        ALL OTHER
               NAME                 YEAR    SALARY    BONUS    SATION(1)      AWARDS     SARS(2)    PAYOUTS   COMPENSATION(3)
- ----------------------------------  -----  --------   ------   ----------   ----------   --------   -------   ---------------
B. G. Early.......................  1993   $113,333    -0-       $12,438                  12,292                  $ 3,510
                                    1992     87,333   $5,000     11,698                    2,292                   18,847
                                    1991     79,000    4,050      9,211                    2,292                   22,478


- ---------------

(1) Consists of the following perquisites and other benefits:

                                                       1993          1992         1991
                                                      -------       ------       ------
        Dues........................................  $ 1,638       $2,018       $2,011
        Car Allowance...............................   10,800        9,680        7,200

(2) In each of 1991 and 1992, Mr. Early was granted options to acquire 2,292 shares of First Community Common Stock at the higher of book or market value as of the date on which any respective option was earned. In 1993, Mr. Early was granted options to acquire 12,992 shares of First Community Common Stock. The terms of these options are discussed in greater detail in the table immediately below.
(3) Mr. Early's salary, prior to the Bank's commencement of operations, was accrued at an annualized rate of $50,000, for a total amount of $70,833. The Bank paid the accrued salary to Mr. Early in 96 semi-monthly installments of $737.85 each, the last of which payments was made in 1992. Column (i) reflects the following amounts paid for this accrued salary and for life and health insurance premiums for the benefit of Mr. Early:

                                                      1993         1992          1991
                                                     ------       -------       -------
        Accrued Salary.............................   -0-         $14,078       $17,708
        Life and Health Insurance Premiums.........  $3,510         4,769         4,769

     Options/SAR Grants in Last Fiscal Year. The following table sets forth the stock options granted to Mr. Early during 1993.

                                                                                                 POTENTIAL REALIZED
                                                                                                  VALUE AT ASSUMED
                                                                                                   ANNUAL RATES OF
                                                                                                     STOCK PRICE
                                                                                                  APPRECIATION FOR
                                      INDIVIDUAL GRANTS                                              OPTION TERM
- ----------------------------------------------------------------------------------------------   -------------------
     (A)                (B)                    (C)                (D)               (E)            (F)        (G)
- --------------  --------------------   --------------------   ------------   -----------------   --------   --------
                                         PERCENT OF TOTAL
                NUMBER OF SECURITIES       OPTIONS/SARS
                UNDERLYING OPTIONS/    GRANTED TO EMPLOYEES   EXERCISE OR       EXPIRATION
     NAME         SARS GRANTED(1)         IN FISCAL YEAR       BASE PRICE          DATE             5%        10%
- --------------  --------------------   --------------------   ------------   -----------------   --------   --------
B. G. Early...         12,292                  31.20%         $14.00/share   December 31, 2003   $108,224   $274,273

- ---------------

(1) These options for First Community Common Stock were granted to Mr. Early under First Community's incentive stock option plans adopted during 1989 and 1992. Under the plans, the officers of the Bank, upon achievement of annual objectives set by the directors (such as deposit and asset growth, profitability, return on assets, and increase in value of First Community Common Stock), may earn options to acquire First Community Common Stock at the higher book or market value as of the date on which the option is earned. The options cannot be exercised for five years and will lapse in the event that the officer leaves the employ of the Bank for any reason other than death, permanent disability, or retirement at age 65. The objectives of the plans are to reward superior performance which provides value for the stockholders and to reduce the likelihood of trained bank officers' leaving the employ of the Bank. Options granted during 1993 under this plan expire on December 31, 2003.

     Aggregated Option/SAR Exercises in Last Fiscal Yend and FY-End Option/SAR Values. The following table details stock options exercised by Mr. Early during the 1993 fiscal year and the value of his unexercised stock options at the end of fiscal year 1993 based upon the excess of the market value of the underlying shares at fiscal year-end over the exercise price for such shares.

             (A)                        (B)                (C)                    (D)                    (E)
- ------------------------------    ---------------     --------------     ---------------------     ----------------
                                                                                                       VALUE OF
                                                                               NUMBER OF             UNEXERCISED
                                                                              UNEXERCISED            IN-THE-MONEY
                                                                             OPTIONS/SARS            OPTIONS/SARS
                                                                               AT FY-END             AT FY-END(1)
                                  SHARES ACQUIRED                            EXERCISABLE/            EXERCISABLE/
             NAME                   ON EXERCISE       VALUE REALIZED         UNEXERCISABLE          UNEXERCISABLE
- ------------------------------    ---------------     --------------     ---------------------     ----------------
B. G. Early...................           --                 --           Options for 19,168        $83,132.00.
                                                                         shares of common          All options for
                                                                         stock of the Company.     19,168 shares
                                                                         All unexercisable.        unexercisable.

- ---------------

(1) This amount is calculated based upon a fair market value of $17.50 per share of First Community Common Stock at the last fiscal year-end.

     Defined Benefit Plan. During 1993, the Bank adopted a defined benefit pension plan in which B. G. Early participates. Under the terms of the plan, retirement benefits are based upon 60% of final salary up to $100,000, and the benefits are reduced proportionately for less than 15 years of service.

     The pension plan covers base salary in determining final compensation. See column (c) of the Summary Compensation Table. Benefits are not subject to deduction for Social Security or other offset amounts.

     Mr. Early has reached normal retirement age under the pension plan, and he has been credited with eight years of service. The estimated annual benefit payable to Mr. Early upon his retirement at or after normal retirement age will be $30,336.

VOTING SECURITIES

     No person is known by First Community to beneficially own 5.0% or more of First Community Common Stock, as of the Record Date.

                    ELECTION OF DIRECTORS OF FIRST COMMUNITY

     The number of directors established for First Community in the manner provided in the Bylaws is 14. The Board of Directors of First Community recommends the election of Villa Sulzbacher Hizer, David G. Hunter, Robert H. Ledbetter, and Charles O. Sennett to serve as directors of First Community and to hold office for a term of three years or until their successors are duly elected and qualified. The terms of office of ten directors of First Community continue after the Annual Meeting. The proxies will be voted for the nominees, unless otherwise directed. If any nominee is not available for election, the proxies will be voted for such substitute nominees as the Board of Directors may designate. First Community has no reason to believe that any substitute nominee or nominees will be required. The proxies will not be voted for more than four nominees. Under Georgia law, directors are elected by a plurality of the shares of First Community Common Stock voted at the Annual Meeting.

INFORMATION ON DIRECTORS

     The following table sets forth the names of the directors, as well as their ages and their positions with First Community. Certain of the present directors are also nominees for election as directors, and those directors also have been designated as nominees below, as noted. A brief biography of the educational and professional or business background of each director follows the table.

                                                                                 YEAR TERM
                                                        POSITION WITH            OF OFFICE
                   NAME                 AGE            FIRST COMMUNITY            EXPIRES
     ---------------------------------  ---   ---------------------------------  ---------
     Lydell Ayers.....................  65    Director                             1995
     Mary Sibley Mooney Banks.........  46    Director                             1996
     Bruce Blalock....................  53    Director                             1995
     B. G. Early......................  65    Chairman of the Board, Chief         1996
                                              Executive Officer, and Director
     Peter Gilbert....................  54    Director                             1996
     Edward Hine, Jr..................  41    Corporate Secretary and Director     1996
     Villa Sulzbacher Hizer...........  44    Director                             1997
       (Nominee)
     David G. Hunter..................  47    Director                             1997
       (Nominee)
     Steven E. Kemp...................  43    President and Director               1995
     Robert H. Ledbetter..............  58    Director                             1997
       (Nominee)
     Larry G. Morrow, Sr..............  46    Director                             1996
     E. Leeon Rhodes..................  51    Director                             1995
     Charles O. Sennett...............  59    Director                             1997
       (Nominee)
     Bill G. Waters...................  61    Director                             1995

     LYDELL AYERS is President and owner of Higgins Shoe Stores, Inc. and has been a leading retailer in Floyd County for many years. Mr. Ayers is active in numerous civic and community organizations with a particular interest in the commercial redevelopment of downtown Rome.

     MARY SIBLEY MOONEY BANKS attended Vanderbilt University and later the University of Alabama where she obtained her Bachelor of Science degree in 1968. She also has pursued graduate studies in Home Economics at the University of Georgia. Mrs. Banks is an officer of both Rome Printing Co. and News Publishing Co. Prior to 1972, Mrs. Banks was employed at National City Bank of Rome, and from 1972 to 1980, she was the owner of The Grey Goose gift shop. Mrs. Banks is active in numerous civic and community organizations.

     BRUCE BLALOCK is active in management and as an investor in the carpet industry. He presently is employed by, is a stockholder in, and is President of Southern Carpet Screens, Inc. in Rome. He is also a stockholder and director of Gravure, Inc. and Southern Engravers, Inc., both of which are textile engraving firms.


     PETER GILBERT, M.D. obtained his undergraduate degree from the University of Virginia and his medical degree from the Medical College of Georgia. He has been a physician with the Harbin Clinic Professional Association since 1972. He is active in numerous civic and professional associations and is past president of the Floyd-Polk-Chattooga Medical Association and the Seventh District Medical Society.


     EDWARD HINE, JR. obtained both his undergraduate and law degrees from Emory University. He has actively pursued the practice of law since 1976, forming his own practice, now Hine, Niedrach & McClellan, P.C., in 1980. Mr. Hine was a member of the Georgia General Assembly, serving in the State Senate as a representative of the 52nd District (Floyd County and a portion of Bartow County) from 1983 until 1988. Since 1991, he also has been active in River Ford Corporation, a real estate development company.

     VILLA SULZBACHER HIZER attended Converse College from 1966 through 1968 and later obtained her B.A. in Mathematics from the University of Georgia in 1970. She is presently Vice President and Treasurer of North Georgia Distributing Co. Mrs. Hizer is active in numerous civic and community organizations.

     DAVID G. HUNTER obtained his B.S. degree from Valdosta State College. He has been employed by A. G. Edwards & Sons, Inc. since 1977 and is currently Vice President -- Investments and Branch Co-Manager. He was a Senior Examiner with the Georgia Department of Banking and Finance from 1972 to 1977. Mr. Hunter is active in numerous civic and community associations.

     ROBERT H. LEDBETTER, a graduate of Georgia Tech, is Chairman and Chief Executive Officer of R. H. Ledbetter Properties, Inc., which is involved in real estate development and management projects. He is involved in numerous real estate partnerships in Georgia and Alabama and serves on the Board of Directors of the Boys Club of Rome and Chesapeake International of Durham, North Carolina. He previously served on the Board of Trustees of Culver Educational Foundation, Culver, Indiana, Rome-Floyd County Industrial Development Authority, and Darlington School of Rome, Georgia.

     LARRY G. MORROW, SR. attended Morehouse College in 1964 and 1965. He has been employed with Norfolk Southern Corporation since 1966 where he is currently Senior Coordinator, Terminal Operations -- EDI. He is also a partner in Jewelry Unlimited, a partnership located in Rome, Georgia. Mr. Morrow is a director of Coosa Valley Technical Institute and is active in numerous civic and community organizations.

     E. LEEON RHODES, M.D. obtained both undergraduate and medical degrees from Emory University in 1963 and 1967, respectively. He has been a physician with Harbin Clinic Professional Association since 1975 and has served as that entity's Treasurer since 1982. Dr. Rhodes currently serves as Chairman of the Department of Surgery at Redmond Park Hospital, Rome, Georgia.

     CHARLES O. SENNETT, M.D. obtained his medical degree from Mississippi in 1959. He has been employed with Coosa Valley Pathology, P.C. since 1969 and is currently Director of Laboratories at Floyd Medical Center. Dr. Sennett is a director of and investor in numerous health-related endeavors, both profit and nonprofit.

     BILL G. WATERS obtained his B.A. degree from Berry College and his Masters of Health Administration degree from Columbia Pacific University. He has been employed by Floyd Medical Center since 1966 and has served as that institution's President since 1984. He has served on the Boards of Directors of numerous health-related organizations.


     Information concerning Mr. Early and Mr. Kemp is set forth above under "-- Executive Officers."


     Since First Community's inception, each of the present directors of First Community has served on First Community's Board except E. Leeon Rhodes, David G. Hunter, and Robert H. Ledbetter, who have served since October 26, 1988, Bill G. Waters, who has served since November 17, 1993, and Steven E. Kemp, who has served since April 20, 1994. First Community's Articles of Incorporation establish three-year staggered terms for directors.

     There are no family relationships among the directors, nominees for election as director, or executive officers. None of the above executive officers has been involved in any bankruptcy filing, criminal proceeding, securities violation, or similar proceeding.

     There are no arrangements or understandings between any of the above listed officers and any person pursuant to which any such officer was selected.

SECURITY OWNERSHIP OF DIRECTORS AND NOMINEES FOR ELECTION

     The following table sets forth certain information as of March 31, 1994, regarding the beneficial ownership of First Community Common Stock of (i) each director, (ii) each nominee for election as a director, (iii) the Chief Executive Officer of First Community and the Bank, and (iv) all directors and executive officers of First Community or the Bank, as a group.

                                                                           FIRST COMMUNITY
                                                                          COMMON STOCK OWNED
                                                            ----------------------------------------------
                                                              AMOUNTS AND NATURE
                                                             OF BENEFICIAL OWNER        PERCENT OF CLASS
                                                               AS OF MARCH 31,           AS OF MARCH 31,
                 NAME OF BENEFICIAL OWNER                          1994(1)                    1994
- ----------------------------------------------------------  ----------------------     -------------------
Lydell Ayers..............................................            8,100(2)                 1.16%
Mary Sibley Mooney Banks..................................            3,476(3)                 0.50
Bruce Blalock.............................................            7,040(4)                 1.01
B. G. Early...............................................           33,055(5)                 4.72
Peter Gilbert.............................................           24,200(6)                 3.46
Edward Hine, Jr...........................................           10,560(7)                 1.51
Villa Sulzbacher Hizer....................................           24,750(8)                 3.54
David G. Hunter...........................................           15,400(9)                 2.20
Steven E. Kemp............................................            2,735(10)                0.39
Robert H. Ledbetter.......................................           33,550(11)                4.79
Larry G. Morrow, Sr.......................................            5,500                    0.79
E. Leeon Rhodes...........................................           16,500(12)                2.36
Charles O. Sennett........................................           27,500(13)                3.93
Bill G. Waters............................................            4,810                    0.69
All Directors and Executive Officers as a Group (14                 217,176                   31.03
  persons)................................................

- ---------------

 (1) All shares are beneficially owned, and sole voting power is held by the person named, unless specified otherwise.
 (2) Includes 3,410 shares owned by Mr. Ayers jointly with his spouse and 4,960 shares held in an individual retirement account.
 (3) Includes 396 shares Ms. Banks owns as custodian for her minor children.
 (4) Includes 220 shares owned by Mr. Blalock jointly with his adult child.
 (5) Does not include 26,168 shares of First Community Common Stock subject to options which are not exercisable within 60 days of the Record Date.
 (6) Includes 5,500 shares owned by a trust of which Dr. Gilbert is a beneficiary.
 (7) Includes 110 shares owned by Mr. Hine as custodian for his minor child; 3,850 shares owned by pension plans of which Mr. Hine is a co-trustee and a beneficiary; and 1,100 shares owned by a trust of which Mr. Hine is a trustee.
 (8) Includes 5,500 shares owned by Ms. Hizer jointly with her spouse; 11,000 shares owned by a corporation in which Ms. Hizer is an officer; 2,200 shares owned by two trusts of which Ms. Hizer is a co-trustee; and 550 shares owned by a trust of which Ms. Hizer is a beneficiary and a co-trustee.
 (9) Includes 1,650 shares owned by a trust of which Mr. Hunter is a beneficiary.

(10) Includes 785 shares held in an individual retirement account, but does not include 21,664 shares of First Community Common Stock subject to options which are not exercisable within 60 days of the Record Date.
(11) Includes 1,650 shares owned by Mr. Ledbetter's adult children.
(12) Includes 10,450 shares owned by a trust of which Dr. Rhodes is a beneficiary.
(13) Includes 11,000 shares owned by a trust of which Dr. Sennett is a co-trustee and a beneficiary.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors of First Community held 12 regular meetings during the year ended December 31, 1993. All of the Directors attended at least 75% of the meetings of the Board of Directors and the meetings held by all committees of the Board on which the directors served.

     The Board of Directors has established several standing committees, including a Nominating Committee, a Personnel Committee, and an Audit Committee.

     The Nominating Committee may recommend to the Board of Directors nominees for election as directors of First Community. The Nominating Committee met twice during 1993. The Nominating Committee is composed of Peter Gilbert, Chairman, E. Leeon Rhodes, Edward Hine, Jr., Robert H. Ledbetter, Mary Sibley Mooney Banks, and B. G. Early. The Nominating Committee will consider suggestions from all sources, including stockholders, regarding possible candidates for director. In the event the Merger is not consummated and First Community continues in existence, any suggestions for the next slate of nominees for election as directors, together with appropriate biographical information, should be submitted no later than December 31, 1994, to the attention of B. G. Early, P.O. Box 5267, Rome, Georgia 30161.

     The Personnel Committee is responsible for considering matters relating to compensation. The Personnel Committee did not meet during 1993. Personnel Committee members include Villa Sulzbacher Hizer, Chairman, David G. Hunter, Lydell Ayers, Larry G. Morrow, Sr., Edward Hine, Jr., and Peter Gilbert.

     The Audit Committee is responsible for establishing methods by which First Community reviews its operations for prudent controls and compliance with established policies and procedures. The Audit Committee did not meet during 1993. Audit Committee members include Bruce Blalock, Chairman, Larry G. Morrow, Sr., Villa Sulzbacher Hizer, Lydell Ayers, and Edward Hine, Jr.

     During 1993, the Bank paid to each director (including the two honorary directors who serve in an advisory capacity and have no voting rights) a fee of $250 per month as compensation for each director's services and also paid $50 per month to Edward Hine, Jr. as compensation for his services as Corporate Secretary of the meetings. Also during 1993, the Bank paid a fee of $50 per month to each of Lydell Ayers, B. G. Early, Villa Sulzbacher Hizer, David G. Hunter, E. Leeon Rhodes, Robert H. Ledbetter, and Steven E. Kemp as compensation for each person's services as a member of the Loan Committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In the ordinary course of business, First Community and the Bank have had, and anticipate that they will continue to have, transactions with various directors, officers, and their associates.

     All loans and commitments to extend loans included in such transactions were made in accordance with applicable laws in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other unaffiliated persons of similar credit standing, and in the opinion of management, such loans do not involve more than a normal risk of collectability or present any other unfavorable features. In management's opinion, the aggregate amount of extensions of credit outstanding at any time from the beginning of the last fiscal year to date to any director or executive officer and their associates did not exceed the maximum permitted under applicable banking regulations.

     Legal fees will be paid to the law firm of Hine, Niedrach & McClellan, P.C. in which Edward Hine, Jr., a director and officer of First Community and the Bank, is a principal. The Company and the Bank have retained Hine, Niedrach & McClellan, P.C. as their general counsel. The legal fees paid to Hine, Niedrach & McClellan, P.C. during 1993 did not exceed 5.0% of that firm's gross revenues for its last full fiscal year. In addition to fees paid to the firm by First Community and the Bank, independent, third-party borrowers paid legal fees to that firm in connection with certain transactions in which that firm represented the Bank.

                           SUPERVISION AND REGULATION

     The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to Regions.

GENERAL

     Regions is a bank holding company, registered with the Federal Reserve under the BHC Act. As such, Regions and its subsidiaries are subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

     The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5.0% of the voting shares of the bank, (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of the bank, or (iii) it may merge or consolidate with any other bank holding company.

     The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy and consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977 (the "CRA"), both of which are discussed below.

     The BHC Act prohibits the Federal Reserve from approving a bank holding company's application to acquire a bank or bank holding company located outside the state in which the deposits of its banking subsidiaries were greatest on the date the company became a bank holding company (Alabama in the case of Regions), unless such acquisition is specifically authorized by statute of the state in which the bank or bank holding company to be acquired is located. Alabama has adopted reciprocal interstate banking legislation permitting Alabama-based bank holding companies to acquire banks and bank holding companies in other states and allowing bank holding companies located in the states of Arkansas, the District of Columbia, Florida, Georgia, Kentucky, Louisiana, Maryland, Mississippi, North Carolina, South Carolina, Tennessee, Texas, Virginia, and West Virginia to acquire Alabama banks and bank holding companies.

     The BHC Act generally prohibits Regions from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and performing certain insurance underwriting activities all have been determined by the Federal Reserve to be permissible activities of bank holding companies. The BHC Act does not place territorial limitations on permissible non-banking activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

     Each of the Subsidiary Institutions is a member of the Federal Deposit Insurance Corporation ("FDIC"), and as such, their deposits are insured by either the Bank Insurance Fund ("BIF") or the Savings Association Insurance Fund ("SAIF") administered by the FDIC, to the extent provided by law. Each Subsidiary Institution is also subject to numerous state and federal statutes and regulations that affect its business, activities, and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies.

     Because each of Regions' subsidiary banks is a state-chartered bank that is not a member of the Federal Reserve System, such banks are subject to supervision and examination by the FDIC. Regions' subsidiary savings bank is a federally-chartered savings bank that is a member of the Federal Home Loan Bank System and is subject to supervision and examination by the Office of Thrift Supervision ("OTS") and to the back-up supervisory authority of the FDIC. Such agencies regularly examine the operations of the Subsidiary Institutions and are given authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. Such agencies also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

     The Subsidiary Institutions are subject to the provisions of the CRA. Under the terms of the CRA, the appropriate federal bank regulatory agency is required, in connection with its examination of a Subsidiary Institution, to assess such institution's record in assessing and meeting the credit needs of the community served by that institution, including low and moderate-income neighborhoods. The regulatory agency's evaluation of the institution's record is made available to the public. Further, such assessment is required of any institution which has applied to (i) charter a national bank, (ii) obtain deposit insurance coverage for a newly chartered institution, (iii) establish a new branch office that will accept deposits, (iv) relocate an office, or (v) merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution. In the case of a bank holding company applying for approval to acquire a bank or other bank holding company, the Federal Reserve will assess the records of each Subsidiary Institution of the applicant bank holding company, and such records may be the basis for denying the application.

     In December 1993, the federal banking agencies proposed to revise their CRA regulations in order to provide clearer guidance to depository institutions on the nature and extent of their CRA obligations and the methods by which those obligations will be assessed and enforced. The proposed regulations would substitute for the current process-based CRA assessment factors a new evaluation system that would rate institutions based on their actual performance in meeting community credit needs. Under the proposal, all depository institutions would be subject to three CRA-related tests: a lending test; an investment test; and a service test. The lending test, which would be the primary test for all institutions other than wholesale and limited-purpose banks, would evaluate an institution's lending activities by comparing the institution's share of housing, small business, and consumer loans in low- and moderate-income areas in its service area with its share of such loans in the other parts of its service area. The agencies would also evaluate the institution's performance independent of other lenders by examining the ratio of such loans made by the institution to low-and moderate-income areas to all such loans made by the institution. At the election of an institution, the agencies would also consider "indirect" loans made by affiliates and subsidiaries of the institution as well as lending consortia and other lenders in which the institution had made lawful investments.

     The focus of the investment test, under which wholesale and limited-purpose institutions would normally be evaluated, would be the amount of assets (compared to its risk-based capital) that an institution has devoted to "qualified investments" that benefit low- and moderate-income individuals and areas in the institution's service area. The service test would evaluate an institution based on the percentage of its branch offices that are located in or are readily accessible to low- and moderate-income areas. Smaller institutions, those having total assets of less than $250 million, would be evaluated under more streamlined criteria.

     The joint agency CRA proposal provides that an institution evaluated under a given test would receive one of five ratings for that test: outstanding; high satisfactory; low satisfactory; needs to improve; or substantial non-compliance. The ratings for each test would then be combined to produce an overall composite rating of either outstanding, satisfactory (including both high and low satisfactory), needs to improve, or substantial non-compliance. In the case of a retail-oriented institution, its lending test rating would form the basis for its composite rating. That rating would then be increased by up to two levels in the case of outstanding or high satisfactory investment performance, increased by one level in the case of outstanding service, and decreased by one level in the case of substantial non-compliance in service. An institution found to have engaged in illegal lending discrimination would be rebuttably presumed to have a less-than-satisfactory composite CRA rating.

     Under the proposal, an institution's CRA rating will continue to be taken into account by a regulator in considering various types of applications. In addition, an institution receiving a rating of "substantial non-compliance" would be subject to civil money penalties or a cease and desist order under
Section 8 of the Federal Deposit Insurance Act (the "FDIA").

     It is uncertain at this time whether, when, or in what form the CRA proposal will ultimately be adopted by the federal banking agencies in its current form.

PAYMENT OF DIVIDENDS

     Regions is a legal entity separate and distinct from its banking and other subsidiaries. The principal source of cash flow of Regions, including cash flow to pay dividends to its stockholders, is dividends from the Subsidiary Institutions. There are statutory and regulatory limitations on the payment of dividends by the Subsidiary Institutions to Regions as well as Regions to its stockholders.

     As state nonmember banks, the subsidiary banks are subject to the respective laws and regulations of the states of Alabama, Florida, Georgia, Louisiana, and Tennessee and to the regulations of the FDIC as to the payment of dividends. The subsidiary savings bank is subject to the regulations of the OTS as to payment of dividends.

     If, in the opinion of the federal regulatory agencies, an institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the institution, could include the payment of dividends), such authority may require, after notice and hearing, that such institution cease and desist from such practice. The Federal Reserve, the FDIC, and the OTS have indicated that paying dividends that deplete an institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), an insured institution may not pay any dividend if payment would cause it to become undercapitalized or once it is undercapitalized. See " -- Prompt Corrective Action." Moreover, the Federal Reserve and the FDIC have issued policy statements which provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

     At March 31, 1994, under dividend restrictions imposed under federal and state laws, the Subsidiary Institutions, without obtaining governmental approvals, could declare aggregate dividends to Regions of approximately $214 million.

     The payment of dividends by Regions and the Subsidiary Institutions may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

TRANSACTIONS WITH AFFILIATES

     There are various restrictions on the extent to which Regions and its nonbank subsidiaries can borrow or otherwise obtain credit from the Subsidiary Institutions. Each Subsidiary Institution (and its subsidiaries) is limited in engaging in borrowing and other "covered transactions" with nonbank or non-savings bank affiliates to the following amounts: (i) in the case of any such affiliate, the aggregate amount of covered transactions of the Subsidiary Institution and its subsidiaries may not exceed 10% of the capital stock and surplus of such Subsidiary Institution; and (ii) in the case of all affiliates, the aggregate amount of covered transactions of the Subsidiary Institution and its subsidiaries may not exceed 20% of the capital stock and surplus of such Subsidiary Institution. "Covered transactions" are defined by statute to include a loan or extension of credit, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the

Federal Reserve), the acceptance of securities issued by the affiliate as collateral for a loan and the issuance of a guarantee, and the issuance of a guarantee, acceptance, or letter of credit on behalf of an affiliate. Covered transactions are also subject to certain collateralization requirements. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease, or sale of property or furnishing of services.

CAPITAL ADEQUACY

     Regions and the Subsidiary Institutions are required to comply with the capital adequacy standards established by the Federal Reserve in the case of Regions, the FDIC in the case of the subsidiary banks, and the OTS in the case of the subsidiary savings bank. There are two basic measures of capital adequacy for bank holding companies that have been promulgated by the Federal Reserve: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

     The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

     The minimum guideline for the ratio of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of the Total Capital must be composed of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves. At March 31, 1994, Regions' consolidated Tier 1 Capital and Total Capital ratios were 11.7% and 14.1%, respectively.

     In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets (the "Leverage Ratio"), of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0% plus an additional cushion of 100 to 200 basis points. Regions' Leverage Ratio at March 31, 1994 was 8.0%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital leverage ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

     Each of Regions' subsidiary banks is subject to risk-based and leverage capital requirements adopted by the FDIC and Regions' subsidiary savings bank is subject to tangible, risk-based, and core capital requirements adopted by the OTS. Each of Regions' Subsidiary Institutions was in compliance with applicable minimum capital requirements as of December 31, 1993. Neither Regions nor any of the Subsidiary Institutions has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it.

     Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and to certain restrictions on its business. See " -- Prompt Corrective Action."

     The federal bank regulators continue to indicate their desire to make the capital requirements applicable to banking organizations responsive to risks in addition to credit risk. In this regard, the Federal Reserve, the FDIC, and the OTS have, pursuant to FDICIA, proposed an amendment to the risk-based capital standards which would calculate the change in an institution's net economic value attributable to increases and decreases in market interest rates and would require banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures.

SUPPORT OF SUBSIDIARY INSTITUTIONS

     Under Federal Reserve policy, Regions is expected to act as a source of financial strength to, and to commit resources to support, each of the Subsidiary Institutions. This support may be required at times when, absent such Federal Reserve policy, Regions may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of the Subsidiary Institutions are subordinate in right of payment to deposits and to certain other indebtedness of such Subsidiary Institution. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a Subsidiary Institution will be assumed by the bankruptcy trustee and entitled to a priority of payment.

     Under the FDIA, a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989 in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance.

PROMPT CORRECTIVE ACTION

     FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, which became effective in December 1992, the federal banking regulators are required to establish five capital categories ("well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized") and to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the FDICIA requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

     Under the final agency rules implementing the prompt corrective action provisions, an institution that (i) has a Total Capital ratio of 10% or greater, a Tier 1 Capital ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater, and (ii) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the appropriate federal banking agency, is deemed to be "well-capitalized." An institution with a Total Capital ratio of 8.0% or greater, a Tier 1 Capital ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater is considered to be "adequately capitalized." A depository institution that has a Total Capital ratio of less than 8.0%, a Tier 1 Capital ratio of less than 4.0%, or a Leverage Ratio of less than 4.0% is considered to be "undercapitalized." A depository institution that has a Total Capital ratio of less than 6.0%, a Tier 1 Capital ratio of less than 3.0%, or a Leverage Ratio of less than 3.0% is considered to be "significantly undercapitalized" and an institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized." For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier 1 capital for purposes of the risk-based capital standards plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

     In the case of an institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized, the institution is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. Under FDICIA, a bank holding company must guarantee that a subsidiary depository institution meet its capital restoration plan, subject to certain limitations. The obligation of a controlling bank holding company under FDICIA to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below if it determines "that those actions are necessary to carry out the purpose" of FDICIA.

     For those institutions that are (i) significantly undercapitalized or (ii) undercapitalized and either fail to submit an acceptable capital restoration plan or fail to implement an approved capital restoration plan, the appropriate federal banking agency must require the institution to take one or more of the following actions: (i) sell enough shares, including voting shares, to become adequately capitalized; (ii) merge with (or be sold to) another institution (or holding company), but only if grounds exist for appointing a conservator or receiver; (iii) restrict certain transactions with banking affiliates as if the "sister bank" exception to the requirements of Section 23A of the Federal Reserve Act did not exist; (iv) otherwise restrict transactions with bank or nonbank affiliates; (v) restrict interest rates that the institution pays on deposits to "prevailing rates" in the institution's "region;" (vi) restrict asset growth or reduce total assets; (vii) alter, reduce, or terminate activities; (viii) hold a new election of directors; (ix) dismiss any director or senior executive officer who held office for more than 180 days immediately before the institution became undercapitalized; provided that in requiring dismissal of a director or senior officer, the agency must comply with certain procedural requirements, including the opportunity for an appeal in which the director or officer will have the burden of proving his or her value to the institution; (x) employ "qualified" senior executive officers; (xi) cease accepting deposits from correspondent depository institutions; (xii) divest certain nondepository affiliates which pose a danger to the institution; or
(xiii) be divested by a parent holding company. In addition, without the prior approval of the appropriate federal banking agency, a significantly undercapitalized institution may not pay any bonus to any senior executive officer or increase the rate of compensation for such an officer without regulatory approval.

     At March 31, 1994, all of the Subsidiary Institutions had the requisite capital levels to qualify as well capitalized.

BROKERED DEPOSITS

     The FDIC has adopted regulations governing the receipt of brokered deposits. Under the regulations, a depository institution cannot accept, roll over, or renew brokered deposits unless (i) it is well capitalized or (ii) it is adequately capitalized and receives a waiver from the FDIC. A depository institution that cannot receive brokered deposits also cannot offer "pass-through" insurance on certain employee benefit accounts. Whether or not it has obtained such a waiver, an adequately capitalized depository institution may not pay an interest rate on any deposits in excess of 75 basis points over certain prevailing market rates specified by regulation. There are no such restrictions on a depository institution that is well capitalized. Because all of the Subsidiary Institutions of Regions had at March 31, 1994, the requisite capital levels to qualify as well capitalized, Regions believes the brokered deposits regulation will have no material effect on the funding or liquidity of any of the Subsidiary Institutions.

FDIC INSURANCE ASSESSMENTS

     In July 1993, the FDIC adopted a new risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The new system, which went into effect on January 1, 1994 and replaces a transitional system that the FDIC had utilized for the 1993 calendar year, assigns an institution to one of three capital categories: (i) well capitalized; (ii) adequately capitalized; and (iii) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, as well as the prior transitional system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Assessment rates for 1994 for both the BIF and the SAIF, as they had during 1993, will range from .23% of deposits for an institution in the highest category (i.e., "well-capitalized" and "healthy") to .31% of deposits for an institution in the lowest category (i.e., "undercapitalized" and "substantial supervisory concern").

     The FDIC is authorized to raise insurance premiums in certain circumstances. The current assessment rates for the BIF and the SAIF are designed to increase the reserve ratios (i.e., the ratios of reserves to insured deposits) for both funds to a designated ratio (i.e., 1.25%) within a specified period of time. Once the designated ratio is reached, the FDIC is to set future assessment rates at such levels that will maintain a fund's reserve ratio at the designated level. The attainment by either fund of its designated reserve ratio could cause a reduction in assessment rates for that fund.

     Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

NEW SAFETY AND SOUNDNESS STANDARDS

     In November 1993, federal banking agencies issued for comment proposed safety and soundness standards relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees, and benefits. With respect to internal controls, information systems, and internal audit systems, the standards describe the functions that adequate internal controls and information systems must be able to perform, including (i) monitoring adherence to prescribed policies, (ii) effective risk management, (iii) timely and accurate financial, operational, and regulatory reporting, (iv) safeguarding and managing assets, and (v) compliance with applicable laws and regulations. The standards also include requirements that (i) those performing internal audits be qualified and independent, (ii) internal controls and information systems be tested and reviewed, (iii) corrective actions be adequately documented, and (iv) that results of an audit be made available for review of management actions.

     As in the case of internal controls and information systems, the proposal establishes general principles and standards, rather than specific requirements, that must be followed in other areas. For example, loan documentation and credit underwriting practices must be such that they enable the institution to make an informed lending decision and assess credit risk on an ongoing basis. Similarly, an institution must manage interest rate risk "in a manner that is appropriate to the size of [the institution] and the complexity of its assets and liabilities" and must conduct any asset growth in accordance with a plan that has taken a variety of factors such as deposit volatility, capital, and interest rate risk into account. The proposal also prohibits "excessive compensation," which is defined as amounts paid that are unreasonable or disproportionate to the services performed by an officer, employee, director, or principal stockholder in light of all circumstances. In order to help alert institutions and their regulators to deteriorating financial conditions, the proposed rule also would impose a maximum ratio of classified assets to total capital of 1.0 and, in the case of an institution that had incurred a net loss over the last four quarters, would require that institution to have sufficient capital to absorb a similar loss over the next four quarters and still remain in compliance with its minimum capital requirements.

DEPOSITOR PREFERENCE

     Legislation recently enacted by Congress establishes a nationwide depositor preference rule in the event of a bank failure. Under this arrangement, all deposits and certain other claims against a bank, including the claim of the FDIC as subrogee of insured depositors, would receive payment in full before any general creditor of the bank would be entitled to any payment in the event of an insolvency or liquidation of the bank.

                      DESCRIPTION OF REGIONS COMMON STOCK

     Regions is authorized to issue 120,000,000 shares of Regions Common Stock, of which 42,538,946 shares were issued, including 1,474,579 treasury shares, at March 31, 1994. No other class of stock is authorized.

     Holders of Regions Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore. Dividend payments are subject to certain limitations imposed in Regions' debt instruments. Under the most restrictive of such limitations, $724 million was available for payment of dividends as of December 31, 1993. However, the ability of Regions to pay dividends is further affected by the ability of its Subsidiary Institutions to pay dividends, which is limited by applicable regulatory requirements and capital guidelines. At March 31, 1994, under such requirements and guidelines, the Subsidiary Institutions had $214 million of undivided profits legally available for the payment of dividends. See "Supervision and Regulation -- Dividends."

     For a further description of Regions Common Stock, see "Effect of the Merger on Rights of Stockholders."

                             STOCKHOLDER PROPOSALS

     Regions expects to hold its next annual meeting of stockholders after the Merger during April 1995. Under SEC rules, proposals of Regions stockholders intended to be presented at that meeting must be received by Regions at its principal executive offices no later than November 16, 1994, for consideration by Regions for possible inclusion in such proxy materials.

     If the Merger is not consummated, stockholder proposals of First Community stockholders intended to be presented at the next annual meeting of stockholders of First Community must be received by First Community at its principal executive offices a reasonable time before the date of First Community's proxy statement released to its stockholders for that meeting for consideration by First Community for possible inclusion in such proxy materials.

                                    EXPERTS

     The consolidated financial statements of First Community as of December 31, 1993, and 1992, and for each of the years in the three-year period ended December 31, 1993, have been incorporated by reference herein in reliance upon the report of Read, Martin, Slickman & Sheats, independent auditors, and on the authority of said firm as experts in accounting and auditing.


     The consolidated financial statements of Regions, incorporated by reference in this Registration Statement, have been audited by Ernst & Young LLP, independent auditors, for the periods indicated in their report thereon which is included in the Annual Report to Stockholders which is incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 1993. The financial statements audited by Ernst & Young LLP have been incorporated herein by reference in reliance on their report given on their authority as experts in accounting and auditing.

                                    OPINIONS

     The legality of the shares of Regions Common Stock to be issued in the Merger will be passed upon by Lange, Simpson, Robinson & Somerville, Birmingham, Alabama. Henry E. Simpson, partner in the law firm of Lange, Simpson, Robinson & Somerville, is a member of the Board of Directors of Regions. As of July 15, 1994, attorneys in the law firm of Lange, Simpson, Robinson & Somerville owned an aggregate of 120,695 shares of Regions Common Stock.

     Certain tax consequences of the transaction have been passed upon by Alston & Bird, Atlanta, Georgia.

                                                                      APPENDIX A

                                FINAL AGREEMENT

                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                        FIRST COMMUNITY BANCSHARES, INC.

                                      AND

                         FIRST ALABAMA BANCSHARES, INC.

                           DATED AS OF APRIL 12, 1994

                               TABLE OF CONTENTS

                                                                                         PAGE
                                                                                         ----
  Parties..............................................................................   A-5
  Preamble.............................................................................   A-5
  ARTICLE 1 -- TRANSACTIONS AND TERMS OF MERGER........................................   A-5
  1.1     Merger.......................................................................   A-5
  1.2     Time and Place of Closing....................................................   A-5
  1.3     Effective Time...............................................................   A-5
  ARTICLE 2 -- TERMS OF MERGER.........................................................   A-6
  2.1     Certificate of Incorporation.................................................   A-6
  2.2     Bylaws.......................................................................   A-6
  2.3     Directors and Officers.......................................................   A-6
  ARTICLE 3 -- MANNER OF CONVERTING SHARES.............................................   A-6
  3.1     Conversion of Shares.........................................................   A-6
  3.2     Anti-Dilution Provisions.....................................................   A-6
  3.3     Shares Held by First Community or FAB........................................   A-6
  3.4     Dissenting Shareholders......................................................   A-6
  3.5     Fractional Shares............................................................   A-7
  3.6     Conversion of Stock Options; Restricted Stock................................   A-7
  ARTICLE 4 -- EXCHANGE OF SHARES......................................................   A-7
  4.1     Exchange Procedures..........................................................   A-7
  4.2     Rights of Former First Community Shareholders................................   A-8
  ARTICLE 5 -- REPRESENTATIONS AND WARRANTIES OF FIRST COMMUNITY.......................   A-8
  5.1     Organization, Standing, and Power............................................   A-8
  5.2     Authority; No Breach By Agreement............................................   A-9
  5.3     Capital Stock................................................................   A-9
  5.4     First Community Subsidiaries.................................................  A-10
  5.5     Financial Statements.........................................................  A-10
  5.6     Absence of Undisclosed Liabilities...........................................  A-10
  5.7     Absence of Certain Changes or Events.........................................  A-10
  5.8     Tax Matters..................................................................  A-11
  5.9     Environmental Matters........................................................  A-11
  5.10    Compliance With Laws.........................................................  A-12
  5.11    Employee Benefit Plans.......................................................  A-12
  5.12    Material Contracts...........................................................  A-13
  5.13    Legal Proceedings............................................................  A-14
  5.14    Statements True and Correct..................................................  A-14
  5.15    Tax and Regulatory Matters...................................................  A-14
  5.16    State Takeover Laws..........................................................  A-14
  5.17    Directors' Agreements........................................................  A-14
  ARTICLE 6 -- REPRESENTATIONS AND WARRANTIES OF FAB...................................  A-14
  6.1     Organization, Standing, and Power............................................  A-14
  6.2     Authority; No Breach By Agreement............................................  A-15
  6.3     Capital Stock................................................................  A-15
  6.4     Financial Statements.........................................................  A-15
  6.5     Absence of Undisclosed Liabilities...........................................  A-16
  6.6     Absence of Certain Changes or Events.........................................  A-16

                                                                                         PAGE
                                                                                         ----
  6.7     Compliance With Laws.........................................................  A-16
  6.8     Legal Proceedings............................................................  A-16
  6.9     Statements True and Correct..................................................  A-16
  6.10    Tax and Regulatory Matters...................................................  A-17
  ARTICLE 7 -- CONDUCT OF BUSINESS PENDING CONSUMMATION................................  A-17
  7.1     Affirmative Covenants of First Community.....................................  A-17
  7.2     Negative Covenants of First Community........................................  A-17
  7.3     Covenants of FAB.............................................................  A-19
  7.4     Adverse Changes in Condition.................................................  A-19
  7.5     Reports......................................................................  A-19
  ARTICLE 8 -- ADDITIONAL AGREEMENTS...................................................  A-19
  8.1     Registration Statement; Proxy Statement; Shareholder Approval................  A-19
  8.2     Exchange Listing.............................................................  A-19
  8.3     Applications.................................................................  A-19
  8.4     Filings with State Offices...................................................  A-20
  8.5     Agreement as to Efforts to Consummate........................................  A-20
  8.6     Investigation and Confidentiality............................................  A-20
  8.7     Press Releases...............................................................  A-20
  8.8     Certain Actions..............................................................  A-20
  8.9     Tax Treatment................................................................  A-21
  8.10    Agreements of Affiliates.....................................................  A-21
  8.11    Employee Benefits and Contracts..............................................  A-21
  8.12    Indemnification..............................................................  A-21
  ARTICLE 9 -- CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE.......................  A-22
  9.1     Conditions to Obligations of Each Party......................................  A-22
  9.2     Conditions to Obligations of FAB.............................................  A-23
  9.3     Conditions to Obligations of First Community.................................  A-24
  ARTICLE 10 -- TERMINATION............................................................  A-24
  10.1    Termination..................................................................  A-24
  10.2    Effect of Termination........................................................  A-25
  10.3    Non-Survival of Representations and Covenants................................  A-25
  ARTICLE 11 -- MISCELLANEOUS..........................................................  A-25
  11.1    Definitions..................................................................  A-25
  11.2    Expenses.....................................................................  A-30
  11.3    Brokers and Finders..........................................................  A-30
  11.4    Entire Agreement.............................................................  A-30
  11.5    Amendments...................................................................  A-31
  11.6    Waivers......................................................................  A-31
  11.7    Assignment...................................................................  A-31
  11.8    Notices......................................................................  A-31
  11.9    Governing Law................................................................  A-32
  11.10   Counterparts.................................................................  A-32
  11.11   Captions.....................................................................  A-32
  11.12   Enforcement of Agreement.....................................................  A-32
  11.13   Severability.................................................................  A-32
  Signatures...........................................................................  A-33

                                LIST OF EXHIBITS

EXHIBIT
NUMBER                                       DESCRIPTION
- ------   ------------------------------------------------------------------------------------
  1.     Form of Directors' Agreement. (Section 5.17).
  2.     Form of agreement of affiliates of First Community. (Section 8.10, 9.2(f)).
  3.     Matters as to which Hine, Niedrach & McClellan, P.C. will opine. (Section 9.2(d)).
  4.     Form of Claims Letter (Section 9.2(g)).
  5.     Matters as to which Lange, Simpson, Robinson & Somerville will opine. (Section
         9.3(d)).

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of April 12, 1994, by and between FIRST COMMUNITY BANCSHARES, INC. ("First Community"), a corporation organized and existing under the laws of the State of Georgia, with its principal office located in Rome, Georgia; and FIRST ALABAMA BANCSHARES, INC. ("FAB"), a corporation organized and existing under the laws of the State of Delaware, with its principal office located in Birmingham, Alabama.

                                    PREAMBLE

     The Boards of Directors of First Community and FAB are of the opinion that the transactions described herein are in the best interests of the parties and their respective shareholders. This Agreement provides for the acquisition of First Community by FAB pursuant to the merger of First Community into and with FAB. At the effective time of such merger, the outstanding shares of the capital stock of First Community shall be converted into shares of the common stock of FAB (except as provided herein). As a result, shareholders of First Community shall become shareholders of FAB and each of the subsidiaries of First Community shall continue to conduct its business and operations as a wholly owned subsidiary of FAB. The transactions described in this Agreement are subject to the approvals of the shareholders of First Community, the Board of Governors of the Federal Reserve System, and the appropriate state regulatory authorities and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the merger for federal income tax purposes shall qualify as a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code.

     Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

     NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:

                                   ARTICLE 1

                        TRANSACTIONS AND TERMS OF MERGER

     1.1 Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, First Community shall be merged into and with FAB in accordance with the provisions of Sections 14-2-1107 and 14-2-1103 of the GBCC and with the effect provided in Section 14-2-1106 of the GBCC and of Section 258 of the DGCL and with the effect provided in Section 259 of the DGCL (the "Merger"). FAB shall be the Surviving Corporation of the Merger and shall continue to be governed by the Laws of the State of Delaware. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the Boards of Directors of First Community and FAB.

     1.2 Time and Place of Closing. The Closing will take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their chief executive officers or chief financial officers, may mutually agree. The place of Closing shall be at the offices of FAB, in Birmingham, Alabama, or such other place as may be mutually agreed upon by the Parties.

     1.3 Effective Time. The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time the Georgia Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Georgia and the Delaware Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Delaware (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the chief executive officers or chief financial officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on the last business day of the month in which occurs the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date on which the shareholders of First Community approve this Agreement to the extent such approval is required by applicable Law; or such later date within 30 days thereof as may be specified by FAB.

                                   ARTICLE 2

                                TERMS OF MERGER

     2.1 Certificate of Incorporation. The Certificate of Incorporation of FAB in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

     2.2 Bylaws. The Bylaws of FAB in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

     2.3 Directors and Officers. The directors of FAB in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of FAB in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.

                                   ARTICLE 3

                          MANNER OF CONVERTING SHARES

     3.1 Conversion of Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, the shares of the constituent corporations shall be converted as follows:

          (a) Each share of FAB Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

          (b) Each share of First Community Common Stock (excluding shares held by First Community or any of its Subsidiaries or by FAB or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted, and excluding shares held by shareholders who perfect their dissenters' rights of appraisal as provided in Section 3.4 of this Agreement) issued and outstanding at the Effective Time shall be converted into .95 of a share of FAB Common Stock (the "Exchange Ratio").

     3.2 Anti-dilution Provisions. In the event First Community changes the number of shares of First Community Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted. In the event FAB changes the number of shares of FAB Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

     3.3 Shares Held by First Community or FAB. Each of the shares of First Community Common Stock held by any First Community Company or by any FAB Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

     3.4 Dissenting Shareholders. Any holder of shares of First Community Common Stock who perfects such holder's dissenters' rights of appraisal in accordance with and as contemplated by Section 14-2-1106 of the GBCC shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of Law; provided, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with the applicable provisions of the GBCC and surrendered to First Community the certificate or certificates representing the shares for which payment is being made. In the event that after the Effective Time a dissenting shareholder of First Community fails to perfect, or effectively withdraws or loses, his right to appraisal and of payment for his shares, FAB shall issue and deliver the consideration to which such holder of shares of First Community Common Stock is entitled under this Article 3 (without interest) upon surrender by such holder of the certificate or certificates representing shares of First Community Common Stock held by him.

     3.5 Fractional Shares. Notwithstanding any other provision of this Agreement, each holder of shares of First Community Common Stock exchanged pursuant to the Merger, or of options to purchase shares of First Community Common Stock, who would otherwise have been entitled to receive a fraction of a share of FAB Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of FAB Common Stock multiplied by the market value of one share of FAB Common Stock at the Effective Time, in the case of shares exchanged pursuant to the Merger, or the date of exercise, in the case of options. The market value of one share of FAB Common Stock at the Effective Time or the date of exercise, as the case may be, shall be the last sale price of such common stock on the NASDAQ/NMS (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source) on the last trading day preceding the Effective Time, in the case of shares exchanged pursuant to the Merger, and the date of exercise, in the case of options. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

     3.6 Conversion of Stock Options; Restricted Stock.

          (a) At the Effective Time, all rights with respect to First Community Common Stock pursuant to stock options or stock appreciation rights ("First Community Options") granted by First Community under the First Community Stock Plans, which are outstanding at the Effective Time, whether or not exercisable, shall be converted into and become rights with respect to FAB Common Stock, and FAB shall assume each First Community Option, in accordance with the terms of the First Community Stock Plan and stock option agreement by which it is evidenced. From and after the Effective Time, (i) each First Community Option assumed by FAB may be exercised solely for shares of FAB Common Stock (or cash in the case of stock appreciation rights), (ii) the number of shares of FAB Common Stock subject to such First Community Option shall be equal to the number of shares of First Community Common Stock subject to such First Community Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and (iii) the per share exercise price under each such First Community Option shall be adjusted by dividing the per share exercise price under each such First Community Option by the Exchange Ratio and rounding down to the nearest cent. It is intended that the foregoing assumption shall be undertaken in a manner that will not constitute a "modification" as defined in Section 424 of the Internal Revenue Code, as to any stock option which is an "incentive stock option." First Community agrees to take all necessary steps to effectuate the foregoing provisions of this Section 3.6.

          (b) All restrictions or limitations on transfer with respect to First Community Common Stock awarded under the First Community Stock Plans or any other plan, program, or arrangement of any First Community Company, to the extent that such restrictions or limitations shall not have already lapsed, and except as otherwise expressly provided in such plan, program, or arrangement, shall remain in full force and effect with respect to shares of FAB Common Stock into which such restricted stock is converted pursuant to Section 3.1 of this Agreement.

                                   ARTICLE 4

                               EXCHANGE OF SHARES

     4.1 Exchange Procedures. Promptly after the Effective Time, FAB and First Community shall cause the exchange agent selected by FAB (the "Exchange Agent") to mail to the former shareholders of First

Community appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of First Community Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After the Effective Time, each holder of shares of First Community Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement or as to which dissenters' rights of appraisal have been perfected as provided in Section 3.4 of this Agreement) issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 3.1 of this Agreement, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 4.2 of this Agreement. To the extent required by Section 3.5 of this Agreement, each holder of shares of First Community Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of FAB Common Stock to which such holder may be otherwise entitled (without interest). FAB shall not be obligated to deliver the consideration to which any former holder of First Community Common Stock is entitled as a result of the Merger until such holder surrenders his certificate or certificates representing the shares of First Community Common Stock for exchange as provided in this Section 4.1. The certificate or certificates of First Community Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither FAB, First Community, nor the Exchange Agent shall be liable to a holder of First Community Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

     4.2 Rights of Former First Community Shareholders. At the Effective Time, the stock transfer books of First Community shall be closed as to holders of First Community Common Stock immediately prior to the Effective Time and no transfer of First Community Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of First Community Common Stock (other than shares to be canceled pursuant to Sections 3.3 and 3.4 of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.5 of this Agreement in exchange therefor. To the extent permitted by Law, former shareholders of record of First Community shall be entitled to vote after the Effective Time at any meeting of FAB shareholders the number of whole shares of FAB Common Stock into which their respective shares of First Community Common Stock are converted, regardless of whether such holders have exchanged their certificates representing First Community Common Stock for certificates representing FAB Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by FAB on the FAB Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of FAB Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of First Community Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such First Community Common Stock certificate, both the FAB Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such certificate.

                                   ARTICLE 5

               REPRESENTATIONS AND WARRANTIES OF FIRST COMMUNITY

     First Community hereby represents and warrants to FAB as follows:

     5.1 Organization, Standing, and Power. First Community is a corporation duly organized and validly existing, and in good standing under the Laws of the State of Georgia, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its material Assets. First

Community is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Community.

     5.2 Authority; No Breach by Agreement.

          (a) First Community has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of First Community, subject to the approval of this Agreement by the holders of a majority of the outstanding First Community Common Stock, which is the only shareholder vote required for approval of this Agreement and consummation of the Merger by First Community. Subject to such requisite shareholder approval, this Agreement represents a legal, valid, and binding obligation of First Community, enforceable against First Community in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

          (b) Neither the execution and delivery of this Agreement by First Community, nor the consummation by First Community of the transactions contemplated hereby, nor compliance by First Community with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of First Community's Articles of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any First Community Company under, any Contract or Permit of any First Community Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Community, or, (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any First Community Company or any of their respective material Assets.

          (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NYSE and the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Community, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by First Community of the Merger and the other transactions contemplated in this Agreement.

     5.3 Capital Stock. The authorized capital stock of First Community consists of (i) 5,000,000 shares of First Community Common Stock, of which 699,909 shares are issued and outstanding as of the date of this Agreement and not more than 779,641 shares will be issued and outstanding at the Effective Time and (ii) 5,000,000 shares of First Community Preferred Stock, of which no shares are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of capital stock of First Community are duly and validly issued and outstanding and are fully paid and nonassessable under the GBCC. None of the outstanding shares of capital stock of First Community has been issued in violation of any preemptive rights of the current or past shareholders of First Community. First Community has reserved 200,000 shares of First Community Common Stock for issuance under the First Community Stock Plans, pursuant to which options to purchase not more than 79,732 shares of First Community Common Stock are outstanding. Except as set forth above or as disclosed in Section 5.3 of the First Community Disclosure Memorandum, there are no shares of capital stock or other equity securities of First Community outstanding and no outstanding Rights relating to the capital stock of First Community.

     5.4 First Community Subsidiaries.  First Community has disclosed in Section
5.4 of the First Community Disclosure Memorandum all of the First Community Subsidiaries as of the date of this Agreement. Except as disclosed in Section
5.4 of the First Community Disclosure Memorandum, First Community or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each First Community Subsidiary. No equity securities of any First Community Subsidiary are or may become required to be issued (other than to another First Community Company) by reason of any Rights, and there are no Contracts by which any First Community Subsidiary is bound to issue (other than to another First Community Company) additional shares of its capital stock or Rights or by which any First Community Company is or may be bound to transfer any shares of the capital stock of any First Community Subsidiary (other than to another First Community Company). There are no Contracts relating to the rights of any First Community Company to vote or to dispose of any shares of the capital stock of any First Community Subsidiary. All of the shares of capital stock of each First Community Subsidiary held by a First Community Company are fully paid and (except pursuant to 12 USC Section 55 in the case of national banks and comparable, applicable state Law, if any, in the case of state depository institutions) nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the First Community Company free and clear of any Lien. Each First Community Subsidiary is either a bank, a savings association, or a corporation, and is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each First Community Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Community. Each First Community Subsidiary that is a depository institution is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Bank Insurance Fund or the Savings Association Insurance Fund, as appropriate.

     5.5 Financial Statements. First Community has included in Section 5.5 of the First Community Disclosure Memorandum copies of all First Community Financial Statements for periods ended prior to the date hereof and will deliver to FAB copies of all First Community Financial Statements prepared subsequent to the date hereof. The First Community Financial Statements (as of the dates thereof and for the periods covered thereby) (i) are or, if dated after the date of this Agreement, will be in accordance with the books and records of the First Community Companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with good business practices, and (ii) present or will present, as the case may be, fairly the consolidated financial position of the First Community Companies as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows of the First Community Companies for the periods indicated, in accordance with GAAP (subject to any exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end adjustments that are not material in amount of effect).

     5.6 Absence of Undisclosed Liabilities. No First Community Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Community, except Liabilities which are accrued or reserved against in the consolidated balance sheets of First Community as of December 31, 1993 included in the First Community Financial Statements or reflected in the notes thereto. No First Community Company has incurred or paid any Liability since December 31, 1993, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Community.

     5.7 Absence of Certain Changes or Events. Since December 31, 1993, except as disclosed in Section 5.7 of the First Community Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on

First Community, and (ii) the First Community Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of First Community provided in Article 7 of this Agreement.

     5.8 Tax Matters.

          (a) All Tax returns required to be filed by or on behalf of any of the First Community Companies have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1993, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, and all returns filed are complete and accurate to the Knowledge of First Community. All Taxes shown on filed returns have been paid. There is no audit examination, deficiency, refund Litigation, or penalties owed with respect to any Taxes, except as reserved against in the First Community Financial Statements delivered prior to the date of this Agreement or as disclosed in Section
     5.8 of the First Community Disclosure Memorandum. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

          (b) None of the First Community Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

          (c) Adequate provision for any Taxes due or to become due for any of the First Community Companies for the period or periods through and including the date of the respective First Community Financial Statements has been made and is reflected on such First Community Financial Statements.

          (d) Deferred Taxes of the First Community Companies have been provided for in accordance with GAAP.

          (e) Each of the First Community Companies is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code.

     5.9 Environmental Matters.

          (a) To the Knowledge of First Community, each First Community Company, its Participation Facilities, and its Loan Properties are, and have been, in compliance with all Environmental Laws, except for such instances of non-compliance that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Community.

          (b) To the Knowledge of First Community, there is no Litigation pending or threatened before any court, governmental agency, or authority or other forum in which any First Community Company or any of its Loan Properties or Participation Facilities has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving a site owned, leased, or operated by any First Community Company or any of its Loan Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Community, and to the Knowledge of First Community, there is no reasonable basis for any such Litigation.

          (c) To the Knowledge of First Community, there have been no releases of Hazardous Material in, on, under, or affecting any Participation Facility, or Loan Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Community.

     5.10 Compliance with Laws. First Community is duly registered as a bank holding company under the BHC Act. Each First Community Company has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit. Except as disclosed in Section 5.10 of the First Community Disclosure Memorandum, none of the First Community Companies:

          (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Community; and

          (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any First Community Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Community, (ii) threatening to revoke any Permits, or (iii) requiring any First Community Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

     5.11 Employee Benefit Plans.

          (a) First Community has disclosed in Section 5.11 of the First Community Disclosure Memorandum, and has delivered or made available to FAB prior to the execution of this Agreement copies in each case of, all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including "employee benefit plans" as that term is defined in
     Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to, by any First Community Company or Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "First Community Benefit Plans"). Any of the First Community Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "First Community ERISA Plan." Each First Community ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue Code) is referred to herein as a "First Community Pension Plan." No First Community Pension Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA.

          (b) All First Community Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Community. No First Community Company has engaged in a transaction with respect to any First Community Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any First Community Company to a tax or penalty imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA.

          (c) Except as disclosed in Section 5.11(c) of the First Community Disclosure Memorandum, no First Community Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any First Community Pension Plan, (ii) no change in the actuarial assumptions with respect to any First Community Pension Plan, and (iii) no increase in benefits under any First Community Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Community or materially adversely affect the funding status of any such plan. Neither any First Community Pension Plan nor any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any First Community Company, or the single-employer plan of any entity which is considered one employer with First Community under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or
     Section 302 of ERISA (whether or not waived) (an "ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA. No First Community Company has provided, or is required to provide, security to a First Community Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

          (d) No Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by any First Community Company with respect to any ongoing, frozen, or terminated single-employer plan or the single-employer plan of any ERISA Affiliate. No First Community Company has incurred any withdrawal Liability with respect to a multiemployer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any First Community Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

          (e) Except as disclosed in Section 5.11 of the First Community Disclosure Memorandum, no First Community Company has any Liability for retiree health and life benefits under any of the First Community Benefit Plans and there are no restrictions on the rights of such First Community Company to amend or terminate any such Plan without incurring any Liability thereunder.

          (f) Except as disclosed in Section 5.11 of the First Community Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any First Community Company from any First Community Company under any First Community Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any First Community Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

          (g) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any First Community Company and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or Section 302 of ERISA, have been fully reflected on the First Community Financial Statements to the extent required by and in accordance with GAAP.

     5.12 Material Contracts. Except as disclosed in Section 5.12 of the First Community Disclosure Memorandum or otherwise reflected in the First Community Financial Statements, none of the First Community Companies, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (ii) any Contract relating to the borrowing of money by any First Community Company or the guarantee by any First Community Company of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of depository institution Subsidiaries, trade payables, and Contracts relating to borrowings or guarantees made in the ordinary course of business), (iii) any Contracts between or among First Community Companies, and (iv) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by First Community with the SEC as of the date of this Agreement that has not been filed as an exhibit to First Community's Form 10-K filed for the fiscal year ended December 31, 1993 (together with all

Contracts referred to in Section 5.11(a) of this Agreement, the "First Community Contracts"). None of the First Community Companies is in Default under any First Community Contract. All of the indebtedness of any First Community Company for money borrowed is prepayable at any time by such First Community Company without penalty or premium.

     5.13 Legal Proceedings. Except as disclosed in Section 5.13 of the First Community Disclosure Memorandum, there is no Litigation instituted or pending, or, to the Knowledge of First Community, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any First Community Company, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Community, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any First Community Company. Section 5.13 of the First Community Disclosure Memorandum includes a summary report of all Litigation as of the date of this Agreement to which any First Community Company is a party and which names a First Community Company as a defendant or cross-defendant.

     5.14 Statements True and Correct. No statement, certificate, instrument, or other writing furnished or to be furnished by any First Community Company or any Affiliate thereof to FAB pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, each report and other document, including financial statements, exhibits, and schedules thereto, filed by a First Community Company with any Regulatory Authority complied in all material respects with all applicable Laws, and as of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. All documents that any First Community Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

     5.15 Tax and Regulatory Matters. No First Community Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

     5.16 State Takeover Laws. To the extent applicable, each First Community Company has taken all necessary action to exempt the transactions contemplated by this Agreement from any applicable state takeover Law, including Parts 2 and 3 of Article 11 of the GBCC.

     5.17 Directors' Agreements. Each of the directors of First Community has executed and delivered to FAB an agreement in substantially the form of Exhibit 1.

                                   ARTICLE 6

                     REPRESENTATIONS AND WARRANTIES OF FAB

     FAB hereby represents and warrants to First Community as follows:

     6.1 Organization, Standing, and Power. FAB is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its material Assets. FAB is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB.

     6.2 Authority; No Breach by Agreement.

          (a) FAB has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of FAB. This Agreement represents a legal, valid, and binding obligation of FAB, enforceable against FAB in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

          (b) Neither the execution and delivery of this Agreement by FAB, nor the consummation by FAB of the transactions contemplated hereby, nor compliance by FAB with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of FAB's Certificate of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any FAB Company under, any Contract or Permit of any FAB Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB, or, (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any FAB Company or any of their respective material Assets.

          (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NYSE and the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by FAB of the Merger and the other transactions contemplated in this Agreement.

     6.3 Capital Stock. The authorized capital stock of FAB consists of 60,000,000 shares of FAB Common Stock, of which 41,049,325 shares were issued and outstanding and 1,470,700 shares were held as treasury shares as of December 31, 1993. All of the issued and outstanding shares of FAB Common Stock are, and all of the shares of FAB Common Stock to be issued in exchange for shares of First Community Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding, and fully paid and nonassessable under the DGCL. None of the outstanding shares of FAB Common Stock has been, and none of the shares of FAB Common Stock to be issued in exchange for shares of First Community Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past shareholders of FAB.

     6.4 Financial Statements. FAB has disclosed in Section 6.4 of the FAB Disclosure Memorandum all FAB Financial Statements for periods ended prior to the date hereof and will deliver to First Community copies of all FAB Financial Statements prepared subsequent to the date hereof. The FAB Financial Statements (as of the dates thereof and for the periods covered thereby) (i) are or, if dated after the date of this Agreement, will be in accordance with the books and records of the FAB Companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with good business practices, and (ii) present or will present, as the case may be, fairly the consolidated financial position of the FAB Companies as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows of the FAB Companies for the periods indicated, in accordance with GAAP (subject to exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end adjustments that are not material in amount or effect).

     6.5 Absence of Undisclosed Liabilities. No FAB Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB, except Liabilities which are accrued or reserved against in the consolidated balance sheets of FAB as of December 31, 1993, included in the FAB Financial Statements or reflected in the notes thereto. No FAB Company has incurred or paid any Liability since December 31, 1993, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB.

     6.6 Absence of Certain Changes or Events. Since December 31, 1993, except as disclosed in the FAB Financial Statements delivered prior to the date of this Agreement, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB, and (ii) the FAB Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement would represent or result in a material breach or violation of any of the covenants and agreements of FAB provided in Article 7 of this Agreement.

     6.7 Compliance with Laws. FAB is duly registered as a bank holding company under the BHC Act. Each FAB Company has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB. No FAB Company:

          (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB; and

          (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any FAB Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB, (ii) threatening to revoke any Permits, or (iii) requiring any FAB Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

     6.8 Legal Proceedings. There is no Litigation instituted or pending, or, to the Knowledge of FAB, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any FAB Company, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any FAB Company, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB.

     6.9 Statements True and Correct. No statement, certificate, instrument, or other writing furnished or to be furnished by any FAB Company or any Affiliate thereof to First Community pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, each report and other document, including financial statements, exhibits, and schedules thereto, filed by a FAB Company with any Regulatory Authority complied in all material respects with all applicable Laws, and as of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     6.10 Tax and Regulatory Matters. No FAB Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

                                   ARTICLE 7

                    CONDUCT OF BUSINESS PENDING CONSUMMATION

     7.1 Affirmative Covenants of First Community. Unless the prior written consent of FAB shall have been obtained, and except as otherwise expressly contemplated herein, First Community shall and shall cause each of its Subsidiaries to, from the date of this Agreement until the Effective Time or termination of this Agreement, (i) operate its business only in the usual, regular, and ordinary course, (ii) preserve intact its business organization and Assets and maintain its rights and franchises, and (iii) take no action which would (x) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of
Section 9.1(b) or 9.1(c) of this Agreement, or (y) adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

     7.2 Negative Covenants of First Community. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, First Community covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer, president, or chief financial officer of FAB, which consent shall not be unreasonably withheld:

          (a) amend the Articles of Incorporation, Bylaws, or other governing instruments of any First Community Company; or

          (b) incur any additional debt obligation or other obligation for borrowed money (other than indebtedness of a First Community Company to another First Community Company) in excess of an aggregate of $50,000 (for the First Community Companies on a consolidated basis) except in the ordinary course of the business of First Community Subsidiaries consistent with past practices (which shall include, for First Community Subsidiaries that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any Asset of any First Community Company of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the First Community Disclosure Memorandum); or

          (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any First Community Company, or declare or pay any dividend or make any other distribution in respect of First Community's capital stock, provided that First Community (to the extent legally and contractually permitted to do so, but shall not be obligated to, declare and pay regular quarterly cash dividends on the shares of First Community Common Stock at a rate not in excess of $.16 per share with usual and regular record and payment dates in accordance with past practice as disclosed in Section 7.2(c) of the First Community Disclosure Memorandum; provided, that any dividend declared or payable on the shares of First Community Common Stock for the quarterly period during which the Effective Time occurs shall, unless otherwise agreed upon in writing by FAB and First

     Community, be declared (with a record date prior to the Effective Time) only if the normal record date for payment of such quarterly dividend to holders of FAB Common Stock is before the Effective Time; or

          (d) except for this Agreement, or pursuant to the exercise of stock options outstanding as of the date hereof and pursuant to the terms thereof in existence on the date hereof, or as disclosed in Section 7.2(d) of the First Community Disclosure Memorandum, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of First Community Common Stock or any other capital stock of any First Community Company, or any Rights to acquire such stock; or

          (e) adjust, split, combine, or reclassify any capital stock of any First Community Company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of First Community Common Stock, or sell, lease, mortgage, or otherwise dispose of or otherwise encumber any shares of capital stock of any First Community Subsidiary (unless any such shares of stock are sold or otherwise transferred to another First Community Company) or any Asset having a book value in excess of $100,000 other than in the ordinary course of business for reasonable and adequate consideration; or

          (f) except for purchases of U.S. Treasury securities or U.S. Government agency securities or securities of like maturity or grade, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly owned First Community Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, or (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity; or

          (g) grant any increase in compensation or benefits to the employees or officers of any First Community Company, except in accordance with past practice or previously approved by the Board of Directors of First Community, in each case as disclosed in Section 7.2(g) of the First Community Disclosure Memorandum or as required by Law; pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement and disclosed in
     Section 7.2(g) of the First Community Disclosure Memorandum; and enter into or amend any severance agreements with officers of any First Community Company; grant any increase in fees or other increases in compensation or other benefits to directors of any First Community Company except in accordance with past practice disclosed in Section 7.2(g) of the First Community Disclosure Memorandum; or except as disclosed in Section 7.2(g) of the First Community Disclosure Memorandum, voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits; or

          (h) enter into or amend any employment Contract between any First Community Company and any Person (unless such amendment is required by Law) that the First Community Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

          (i) adopt any new employee benefit plan of any First Community Company or make any material change in or to any existing employee benefit plans of any First Community Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan; or

          (j) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

          (k) commence any Litigation other than in accordance with past practice, settle any Litigation involving any Liability of any First Community Company for material money damages or restrictions upon the operations of any First Community Company; or

          (l) modify, amend, or terminate any material Contract (including any loan Contract with an Affiliate)or waive, release, compromise, or assign any material rights or claims.

     7.3 Covenants of Fab. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, FAB covenants and agrees that, except as disclosed in Section 7.3 of the FAB Disclosure Memorandum, it shall (x) continue to conduct its business and the business of its Subsidiaries in a manner designed in its reasonable judgment, to enhance the long-term value of the FAB Common Stock and the business prospects of the FAB Companies and to the extent consistent therewith use all reasonable efforts to preserve intact the FAB Companies' core businesses and goodwill with their respective employees and the communities they serve, and (y) take no action which would (i) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Section 9.1(b) or 9.1(c) of this Agreement, or (ii) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement; provided, that the foregoing shall not prevent any FAB Company from discontinuing or disposing of any of its Assets or business if such action is, in the judgment of FAB, desirable in the conduct of the business of FAB and its Subsidiaries.

     7.4 Adverse Changes in Condition. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of it's representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

     7.5 Reports. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed.

                                   ARTICLE 8

                             ADDITIONAL AGREEMENTS

     8.1 Registration Statement; Proxy Statement; Shareholder Approval. At a date determined by FAB in its sole discretion after execution of this Agreement, FAB shall file the Registration Statement with the SEC, and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of FAB Common Stock upon consummation of the Merger. First Community shall furnish all information concerning it and the holders of its capital stock as FAB may reasonably request in connection with such action. First Community shall call a Shareholders' Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval of this Agreement and such other related matters as it deems appropriate. In connection with the Shareholders' Meeting, (i) First Community shall mail the Proxy Statement to its shareholders, (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Proxy Statement, (iii) the Board of Directors of First Community shall recommend (subject to compliance with their fiduciary duties as advised by counsel) to its shareholders the approval of this Agreement, and (iv) the Board of Directors and officers of First Community shall (subject to compliance with their fiduciary duties as advised by counsel) use their reasonable efforts to obtain such shareholders' approval.

     8.2 Exchange Listing. FAB shall use its reasonable efforts to list, prior to the Effective Time, on the NASDAQ/NMS the shares of FAB Common Stock to be issued to the holders of First Community Common Stock pursuant to the Merger.

     8.3 Applications. FAB shall promptly prepare and file, and First Community shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consum-

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

mate the transactions contemplated by this Agreement. FAB shall permit First Community reasonable opportunity to review and comment upon such applications prior to the filing thereof with the Regulatory Authorities.

     8.4 Filings with State Offices. Upon the terms and subject to the conditions of this Agreement, FAB shall execute and file the Georgia Certificate of Merger with the Secretary of State of the State of Georgia and FAB shall execute and file the Delaware Certificate of Merger with the Secretary of State of the State of Delaware in connection with the Closing.

     8.5 Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in
Article 9 of this Agreement; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

     8.6 Investigation and Confidentiality.

          (a) Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. First Community shall cooperate with FAB in obtaining, at FAB's election and expense, environmental audits of any or all of the properties owned or occupied by First Community. No investigation by a Party shall affect the representations and warranties of the other Party.

          (b) Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return all documents and copies thereof, and all work papers containing confidential information received from the other Party.

     8.7 Press Releases. Prior to the Effective Time, First Community and FAB shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 8.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

     8.8 Certain Actions. Except with respect to this Agreement and the transactions contemplated hereby, no First Community Company nor any Affiliate thereof nor any investment banker, attorney, accountant, or other representative (collectively, "Representatives") retained by any First Community Company shall directly or indirectly solicit any Acquisition Proposal by any Person. Except to the extent necessary to comply with the fiduciary duties of First Community's Board of Directors, no First Community Company or any Affiliate or Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, but First Community may communicate information about such an Acquisition Proposal to its shareholders if and to the extent that it is required to do so in order to comply with its legal obligations. First Community shall promptly notify FAB orally and in writing in the event that it receives any inquiry or proposal relating to any such transaction. First Community shall (i) immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Persons conducted heretofore with respect to any of the foregoing, and (ii) direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing.

     8.9 Tax Treatment. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

     8.10 Agreement of Affiliates.  First Community has disclosed in Section
8.10 of the First Community Disclosure Memorandum all Persons whom it reasonably believes is an "affiliate" of First Community for purposes of Rule 145 under the 1933 Act. First Community shall use its reasonable efforts to cause each such Person to deliver to FAB not later than 30 days prior to the Effective Time, a written agreement, substantially in the form of Exhibit 2, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of First Community Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of FAB Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder. FAB shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of FAB Common Stock by such affiliates.

     8.11 Employee Benefits and Contracts. Following the Effective Time, FAB shall provide generally to officers and employees of the First Community Companies employee benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of FAB Common Stock except as set forth in Section 8.11 of this Agreement), on terms and conditions which when taken as a whole are substantially similar to those currently provided by the FAB Companies to their similarly situated officers and employees. For purposes of participation and vesting (but not accrual of benefits) under such employee benefit plans, the service of the employees of the First Community Companies prior to the Effective Time shall be treated as service with a FAB Company participating in such employee benefit plans. FAB also shall cause First Community and its Subsidiaries to honor in accordance with their terms all employment, severance, consulting, and other compensation Contracts disclosed in Section 8.11 of the First Community Disclosure Memorandum to FAB between any First Community Company and any current or former director, officer, or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the First Community Benefit Plans.

     8.12 Indemnification.

          (a) For a period of six years after the Effective Time, FAB shall, and shall cause First Community to, indemnify, defend, and hold harmless the present and former directors, officers, employees, and agents of the First Community Companies (each, an "Indemnified Party") against all Liabilities arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the full extent permitted under Georgia Law and by First Community's Articles of Incorporation and Bylaws or any Contract providing for indemnification as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation. Without limiting the foregoing, in any case in which approval by First Community is required to effectuate any indemnification, FAB shall cause First Community to direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between FAB and the Indemnified Party.

          (b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 8.12, upon learning of any such Liability or Litigation, shall promptly notify FAB thereof. In the event of any such Litigation (whether arising before or after the Effective Time), (i) FAB or First Community shall have the right to assume the defense thereof and FAB shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if FAB or First Community elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between FAB or First Community and the

     Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and FAB or First Community shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that FAB shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) the Indemnified Parties will cooperate in the defense of any such Litigation, and (iii) FAB shall not be liable for any settlement effected without its prior written consent; and provided further that First Community shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

                                      ARTICLE 9

                  CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

     9.1 Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6 of this Agreement:

          (a) Shareholder Approval. The shareholders of First Community shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law or by the provisions of any governing instruments.

          (b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the Board of Directors of FAB would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall condition or restrict the operations of First Community after the Effective Time in a manner which in the reasonable judgment of the Board of Directors of First Community would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

          (c) Consents and Approvals. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of FAB would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

          (d) Legal Proceedings. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary, or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

          (e) Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of FAB Common Stock issuable pursuant to the Merger shall have been received.

          (f) Exchange Listing. The shares of FAB Common Stock issuable pursuant to the Merger shall have been approved for listing on the NASDAQ/NMS.

          (g) Tax Matters. Each Party shall have received a written opinion of Alston & Bird, special counsel to FAB, in form reasonably satisfactory to it (the "Tax Opinion"), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) the exchange in the Merger of First Community Common Stock for FAB Common Stock will not give rise to gain or loss to the shareholders of First Community with respect to such exchange (except to the extent of any cash received), and (iii) neither First Community nor FAB will recognize gain or loss as a consequence of the Merger. In rendering such Tax Opinion, counsel for FAB shall be entitled to rely upon representations of officers of First Community and FAB reasonably satisfactory in form and substance to such counsel.

     9.2 Conditions to Obligations of Fab. The obligations of FAB to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by FAB pursuant to Section 11.6(a) of this Agreement:

          (a) Representations and Warranties. The representations and warranties of First Community set forth or referred to in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date), except (i) as expressly contemplated by this Agreement, or (ii) for representations and warranties (other than the representations and warranties set forth in Section 5.3 of this Agreement, which shall be true in all material respects) the inaccuracies of which relate to matters that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Community.

          (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of First Community to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

          (c) Certificates. First Community shall have delivered to FAB (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Sections 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by First Community's Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as FAB and its counsel shall request.

          (d) Opinion of Counsel. FAB shall have received an opinion of Hine, Niedrach & McClellan, P.C., counsel to First Community, dated as of the Effective Time, in form reasonably satisfactory to FAB, as to the matters set forth in Exhibit 3.

          (e) Accountant's Letters. FAB shall have received from Read, Martin, Slickman & Sheats letters dated not more than five days prior to (i) the date of the Proxy Statement and (ii) the Effective Time, with respect to certain financial information regarding First Community, in form and substance reasonably satisfactory to FAB, which letters shall be based upon customary specified procedures undertaken by such firm.

          (f) Affiliates Agreements. FAB shall have received from each affiliate of First Community the affiliates letter referred to in Section
     8.10 of this Agreement.

          (g) Claims Letters. Each of the directors and officers of First Community shall have executed and delivered to FAB letters in substantially the form of Exhibit 4.

     9.3 Conditions to Obligations of First Community. The obligations of First Community to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by First Community pursuant to Section 11.6(b) of this Agreement:

          (a) Representations and Warranties. The representations and warranties of FAB set forth or referred to in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date), except (i) as expressly contemplated by this Agreement, or (ii) for representations and warranties (other than the representations and warranties set forth in Section 6.3 of this Agreement, which shall be true in all material respects) the inaccuracies of which relate to matters that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB.

          (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of FAB to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

          (c) Certificates. FAB shall have delivered to First Community (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Sections 9.3(a) and 9.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by FAB's Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as First Community and its counsel shall request.

          (d) Opinion of Counsel. First Community shall have received an opinion of Lange, Simpson, Robinson & Somerville, counsel to FAB, dated as of the Effective Time, in form reasonably acceptable to First Community, as to the matters set forth in Exhibit 5.

                                   ARTICLE 10

                                  TERMINATION

     10.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of First Community, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

          (a) By mutual consent of the Board of Directors of FAB and the Board of Directors of First Community; or

          (b) By the Board of Directors of either Party in the event of a material breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach and which breach would provide the non-breaching Party the ability to refuse to consummate the Merger under the standard set forth in Section 9.2(a) of this Agreement in the case of FAB and Section 9.3(a) of this Agreement in the case of First Community; or

          (c) By the Board of Directors of either Party in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

          (d) By the Board of Directors of either Party in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the shareholders of First Community fail to vote their approval of this Agreement and the transactions contemplated hereby as required by the GBCC at the Shareholders' Meeting where the transactions were presented to such shareholders for approval and voted upon; or

          (e) By the Board of Directors of either Party in the event that the Merger shall not have been consummated by March 31, 1995, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(e); or

          (f) By the Board of Directors of either Party in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(e) of this Agreement; or

          (g) By the Board of Directors of FAB, at any time prior to the 31st day after execution of this Agreement without any Liability in the event that the review of the Assets, business, financial condition, results of operations, and prospects of First Community undertaken by FAB during such time period causes the Board of Directors of FAB to determine, in its reasonable good faith judgment, that a fact or circumstance exists or is likely to exist or result which materially and adversely impacts one or more of the economic benefits to FAB of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

     10.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement shall become void and have no effect, except that (i) the provisions of this Section 10.2 and Article 11 and Section 8.6(b) of this Agreement shall survive any such termination and abandonment, and (ii) a termination pursuant to
Section 10.1(b), 10.1(c), or 10.1(f) of this Agreement shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination.

     10.3 Non-survival of Representations and Covenants. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 10.3 and Articles 2, 3, 4, and 11 of this Agreement.

                                   ARTICLE 11

                                 MISCELLANEOUS

     11.1 Definitions. Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

          "Acquisition Proposal" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

          "Affiliate" of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by, or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

          "Agreement" shall mean this Agreement and Plan of Merger, including the Exhibits delivered pursuant hereto and incorporated herein by reference.

          "Assets" of a Person shall mean all of the assets, properties, businesses, and rights of such Person of every kind, nature, character, and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

          "BHC Act" shall mean the federal Bank Holding Company Act of 1956, as amended.

          "Closing" shall mean the closing of the transactions contemplated hereby, as described in Section 1.2 of this Agreement.

          "Closing Date" shall mean the date on which the Closing occurs.

          "Consent" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

          "Contract" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets, or business.

          "Default" shall mean (i) any breach or violation of or default under any Contract, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of control or both would constitute a breach or violation of or default under any Contract, Order, or Permit, or
     (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order, or Permit.

          "Delaware Certificate of Merger" shall mean the Delaware Certificate of Merger to be executed by FAB and filed with the Secretary of State of the State of Delaware relating to the Merger as contemplated by Section 1.1 of this Agreement.

          "DGCL" shall mean the General Corporation Law of Delaware.

          "Effective Time" shall mean the date and time at which the Merger becomes effective as defined in Section 1.3 of this Agreement.

          "Environmental Laws" shall mean all Laws pertaining to pollution or protection of the environment and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over pollution or protection of the environment.

          "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

          "ERISA Affiliate" shall have the meaning provided in Section 5.11 of this Agreement.

          "ERISA Plan" shall have the meaning provided in Section 5.11 of this Agreement.

          "Exchange Agent" shall have the meaning provided in Section 4.1 of this Agreement.

          "Exchange Ratio" shall have the meaning provided in Section 3.1(b) of this Agreement.

          "Exhibits" 1 through 5, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

          "FAB Common Stock" shall mean the $0.625 par value common stock of FAB.

          "FAB Companies" shall mean, collectively, FAB and all FAB
     Subsidiaries.

          "FAB Disclosure Memorandum" shall mean the written information entitled "First Alabama Bancshares, Inc. Disclosure Memorandum" delivered prior to the date of this Agreement to First Community describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

          "FAB Financial Statements" shall mean (i) the consolidated statements of condition (including related notes and schedules, if any) of FAB as of December 31, 1993 and 1992, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 1993, 1992, and 1991, as filed by FAB in SEC Documents and (ii) the consolidated statements of condition of FAB (including related notes and schedules, if any) and related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to December 31, 1993.

          "FAB Subsidiaries" shall mean the Subsidiaries of FAB at the Effective Time.

          "First Community Benefit Plans" shall have the meaning set forth in
     Section 5.11 of this Agreement.

          "First Community Common Stock" shall mean the $1.00 par value common stock of First Community.

          "First Community Companies" shall mean, collectively, First Community and all First Community Subsidiaries.

          "First Community Disclosure Memorandum" shall mean the written information entitled "First Community Bancshares, Inc. Disclosure Memorandum" delivered prior to the date of this Agreement to FAB describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

          "First Community Financial Statements" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of First Community as of December 31, 1993, 1992, and 1991, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for each of the three fiscal years ended December 31, 1993, 1992, and 1991, as filed by First Community in SEC Documents, and (ii) the consolidated balance sheets of First Community (including related notes and schedules, if any) and related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to December 31, 1993.

          "First Community Preferred Stock" shall mean the $1.00 par value preferred stock of First Community.

          "First Community Stock Plans" shall mean the existing stock options and other stock-based compensation plans of First Community disclosed in
     Section 11.1 of the First Community Disclosure Memorandum.

          "First Community Subsidiaries" shall mean the Subsidiaries of First Community, which shall include the First Community Subsidiaries described in Section 5.4 of this Agreement and any corporation, bank, savings association, or other organization acquired as a Subsidiary of First Community in the future and owned by First Community at the Effective Time.

          "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

          "GBCC" shall mean the Georgia Business Corporation Code.

          "Georgia Certificate of Merger" shall mean the Georgia Certificate of Merger to be executed by FAB and filed with the Secretary of State of the State of Georgia relating to the Merger as contemplated by Section 1.1 of this Agreement.

          "Hazardous Material" shall mean any pollutant, contaminant, or toxic or hazardous substance, pollutant, chemical, or waste within the meaning of the Comprehensive Environment Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et seq., or any similar federal, state, or local Law (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities, polychlorinated biphenyls, and petroleum and petroleum products).

          "HOLA" shall mean the Home Owners' Loan Act of 1933, as amended.

          "HSR Act" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

          "Internal Revenue Code" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

          "Knowledge" as used with respect to a Person shall mean the knowledge of the chairman, president, chief financial officer, chief accounting officer, chief credit officer, general counsel, any assistant or deputy general counsel, or any senior or executive vice president of such Person.

          "Law" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted, or enforced by any of the Regulatory Authorities.

          "Liability" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost, or expense (including costs of investigation, collection, and defense), claim, deficiency, guaranty, or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute, or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

          "Lien" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention, or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, and (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits, and other Liens incurred in the ordinary course of the banking business.

          "Litigation" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative, or other proceeding, or notice (written or oral) by any Person alleging potential Liability or requesting information about a potential claim relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

          "Loan Property" shall mean any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

          "Material" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

          "Material Adverse Effect" on a Party shall mean an event, change, or occurrence which, together with any other event, change, or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "material adverse impact" shall not be deemed to include the impact of (x) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, or (y) changes in GAAP or regulatory accounting principles generally applicable to banks and savings associations and their holding companies.

          "Merger" shall mean the merger of First Community into and with FAB referred to in Section 1.1 of this Agreement.

          "NASD" shall mean the National Association of Securities Dealers, Inc.

          "NASDAQ/NMS" shall mean the National Market System of the National Association of Securities Dealers' Automated Quotations System.

          "1933 Act" shall mean the Securities Act of 1933, as amended.

          "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

          "NYSE" shall mean the New York Stock Exchange, Inc.

          "Order" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

          "Participation Facility" shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

          "Party" shall mean either First Community or FAB, and "PARTIES" shall mean both First Community and FAB.

          "Permit" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

          "Person" shall mean a natural person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

          "Proxy Statement" shall mean the proxy statement used by First Community to solicit the approval of its shareholders of the transactions contemplated by this Agreement, which shall include the prospectus of FAB relating to the issuance of the FAB Common Stock to holders of First Community Common Stock.

          "Registration Statement" shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by FAB under the 1933 Act with respect to the shares of FAB Common Stock to be issued to the shareholders of First Community in connection with the transactions contemplated by this Agreement and which shall include the Proxy Statement.

          "Regulatory Authorities" shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of Thrift Supervision (including its predecessor, the Federal Home Loan Bank Board), the Office of the Comptroller of the Currency, Federal Deposit Insurance Corporation, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NYSE, the NASD, and the SEC.

          "Rights" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

          "SEC" shall mean the United States Securities and Exchange Commission.

          "SEC Documents" shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

          "Securities Laws" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

          "Shareholders' Meeting" shall mean the meeting of the shareholders of First Community to be held pursuant to Section 8.1 of this Agreement, including any adjournment or adjournments thereof.

          "Subsidiaries" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

          "Surviving Corporation" shall mean FAB as the surviving corporation resulting from the Merger.

          "Tax" or "Taxes" shall mean any federal, state, county, local, or foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, occupancy, and other taxes, assessments, charges, fares, or impositions, including interest, penalties, and additions imposed thereon or with respect thereto.

     Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

     11.2 Expenses.

          (a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration, and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that FAB shall bear and pay the filing fees payable in connection with the Registration Statement and the Proxy Statement and printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement.

          (b) Nothing contained in this Section 11.2 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

     11.3 Brokers and Finders. Each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by First Community or FAB, each of First Community and FAB, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

     11.4 Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

     11.5 Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties; provided, that after any such approval by the holders of First Community Common Stock, there shall be made no amendment that pursuant to the GBCC requires further approval by such shareholders without the further approval of such shareholders.

     11.6 Waivers.

          (a) Prior to or at the Effective Time, FAB, acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by First Community, to waive or extend the time for the compliance or fulfillment by First Community of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of FAB under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of FAB.

          (b) Prior to or at the Effective Time, First Community, acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by FAB, to waive or extend the time for the compliance or fulfillment by FAB of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of First Community under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of First Community.

          (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

     11.7 Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

     11.8 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

First Community:    First Community Bancshares, Inc.
                    Turner McCall Boulevard at Fifth Avenue
                    Rome, Georgia 30161
                    Telecopy Number:
                    Attention: B. G. Early
                               Chairman of the Board, President,
                                 and Chief Executive Officer

Copy to Counsel:    Hine, Niedrach & McClellan, P.C.
                    111 Bridgepoint Plaza
                    3rd Floor
                    Rome, Georgia 30161
                    Telecopy Number: (706) 291-1301
                    Attention: John E. Niedrach
FAB:                First Alabama Bancshares, Inc.
                    417 North 20th Street
                    Birmingham, Alabama 35203
                    Telecopy Number: (205) 326-7571
                    Attention: Richard D. Horsley
                               Vice Chairman and Executive
                                 Financial Officer
Copy to Counsel:    First Alabama Bancshares, Inc.
                    417 North 20th Street
                    Birmingham, Alabama 35203
                    Telecopy Number: (205) 326-7571
                    Attention: L. Burton Barnes, III
                               Corporate Secretary and General
                                 Counsel

     11.9 Governing Law. Except to the extent the laws of the State of Georgia apply to the Merger, this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of Laws.

     11.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     11.11 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

     11.12 Enforcement of Agreement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     11.13 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

ATTEST:                                          FIRST COMMUNITY BANCSHARES, INC.
         /s/  EDWARD HINE, JR.                       By:    /s/  B. G. EARLY
         ---------------------                              ----------------
              Edward Hine, Jr.                                   B. G. Early
                 Secretary                           Chairman of the Board, President and
                                                           Chief Executive Officer

[CORPORATE SEAL]
ATTEST:                                          FIRST ALABAMA BANCSHARES, INC.
          /s/  VIRGINIA L. MARTIN                    By:    /s/  WILLIAM E. JORDAN
          -----------------------                           ----------------------
               Virginia L. Martin                                William E. Jordan
               Assistant Secretary                               Regional President

[CORPORATE SEAL]

                                                                      APPENDIX B

              EXCERPTS FROM THE GEORGIA BUSINESS CORPORATION CODE
                      RELATING TO DISSENTING STOCKHOLDERS

                        TITLE 14, CHAPTER 2, ARTICLE 13
                               DISSENTERS' RIGHTS

                                     PART 1

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

     14-2-1301. Definitions.  As used in this article, the term:

          (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

          (2) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

          (3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

          (4) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

          (5) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

          (6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

          (7) "Shareholder" means the record shareholder or the beneficial shareholder.

     14-2-1302. Right to dissent. (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order of a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it;

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporation action fails to comply with procedural requirements of this chapter of the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's rights.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

     14-2-1303. Dissent by nominees and beneficial owners. A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

                                     PART 2

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

     14-2-1320. Notice of dissenters' rights. (a) If proposed corporate action creating dissenters' rights under Code Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322.

     14-2-1321. Notice of intent to demand payment. (a) If proposed corporate action creating dissenters' rights under Code Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

     14-2-1322. Dissenters' notice. (a) If proposed corporate action creating dissenters' rights under Code Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this code section is delivered; and

     14-2-1323. Duty to demand payment. (a) A record shareholder sent a dissenters' notice described in Code Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

     14-2-1324. Share restrictions. (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     14-2-1325. Offer of payment. (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall offer to pay each dissenter who complied with Code Section 14-2-1323 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer, payment for his shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

     14-2-1326. Failure to take action. (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure.

     14-2-1327. Procedure if shareholder dissatisfied with payment or offer. (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this Code section unless he notifies the corporation of his demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subjection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

                                     PART 3

                          JUDICIAL APPRAISAL OF SHARES

     14-2-1330. Court action. (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail and publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

     14-2-1331. Court costs and counsel fees. (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefitted.

     14-2-1332. Limitation of actions. No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporation action was taken, regardless of whether notice of the corporation action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. -- INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 10 of the Certificate of Incorporation of the Registrant provides:

          "(a) The corporation shall indemnify its officers, directors, employees, and agents to the full extent permitted by the General Corporation Law of Delaware. (b) No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages, for breach of fiduciary duty as a director, except for liability
     (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith which involved intentional misconduct or a knowing violation of law; (iii) under
     Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit."

     Section 145 of the Delaware General Corporation law empowers the Company to indemnify its officers and directors under certain circumstances. The pertinent provisions of that statute read as follows:

          "(a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

          "(b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          "(c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          "(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

          "(e) Expenses (including attorneys' fees) incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

          "(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

          "(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

          "(h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

          "(i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

          "(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person."

     The Company has purchased a directors' and officers' liability insurance contract which provides, within stated limits, reimbursement either to a director or officer whose actions in his capacity result in liability, or to the Registrant, in the event it has indemnified the director or officer. Major exclusions from coverage include libel, slander, personal profit based on inside information, illegal payments, dishonesty, accounting of securities profits in violation of Section 16(b) of the Securities Exchange Act of 1934 and acts within the scope of the Pension Reform Act of 1974.

ITEM 21. EXHIBITS.


EXHIBIT
NUMBER                                             DESCRIPTION
- -------       -------------------------------------------------------------------------------------
   2.1   --   Agreement and Plan of Merger dated as of April 12, 1994, by and between First
              Community Bancshares, Inc. and Regions Financial Corporation (formerly First Alabama
              Bancshares, Inc.) -- included as Appendix A to the Proxy Statement/Prospectus.
   4.1   --   Certificate of Incorporation of Regions Financial Corporation -- incorporated by reference from the Registration Statement of Regions Financial Corporation on Form
              S-4, Registration No. 33-54231.
   4.2   --   By-laws of Regions Financial Corporation -- incorporated by reference from
              Registration Statement of Regions Financial Corporation on Form S-4, Registration
              Number 33-54231.
   5.    --   Opinion re: legality.
   8.    --   Opinion re: tax matters.
  23.1   --   Consent of Ernst & Young.
  23.2   --   Consent of Read, Martin, Slickman & Sheats -- previously filed.
  23.3   --   Consent of Lange, Simpson, Robinson & Somerville -- included in Exhibit 5.
  23.4   --   Consent of Alston & Bird -- included in Exhibit 8.
  24.    --   Power of Attorney -- the manually signed power of attorney is set forth in the signature page of the registration statement.
  99.1   --   Documents filed with the Commission by First Community Bancshares, Inc. and incorporated by reference, consisting of Form 10-K for the year ended December 31,
              1993, and Form 10-Q for the quarter ended March 31, 1994.
  99.2   --   Form of Proxy.


ITEM 22. UNDERTAKINGS.

     A. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     C.(1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     D. The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     E. The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama on this the 10th day of August, 1994.


                                          REGISTRANT:

                                          REGIONS FINANCIAL CORPORATION

                                          By:    /s/  RICHARD D. HORSLEY

                                          --------------------------------------
                                                    Richard D. Horsley
                                              Vice Chairman of the Board and
                                               Executive Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                              TITLE                     DATE
- ---------------------------------------------   ------------------------   ---------------------
                 *  J. STANLEY MACKIN           Chairman of the Board            August 10, 1994
- ---------------------------------------------     and Chief Executive
              J. Stanley Mackin                   Officer and Director

              /s/  RICHARD D. HORSLEY           Vice Chairman of the             August 10, 1994
- ---------------------------------------------     Board and Executive
             Richard D. Horsley                   Financial Officer and
                                                  Director

                 *  ROBERT P. HOUSTON           Executive Vice President         August 10, 1994
- ---------------------------------------------     and Comptroller
              Robert P. Houston

                                                Director
- ---------------------------------------------
               Sheila S. Blair

                *  JAMES B. BOONE, JR.          Director                         August 10, 1994
- ---------------------------------------------
             James B. Boone, Jr.

                  *  ALBERT P. BREWER           Director                         August 10, 1994
- ---------------------------------------------
              Albert P. Brewer

                 *  JAMES S.M. FRENCH           Director                         August 10, 1994
- ---------------------------------------------
              James S.M. French

                *  CATESBY ap C. JONES          Director                         August 10, 1994
- ---------------------------------------------
             Catesby ap C. Jones

             *  OLIN B.  KING                   Director                         August 10, 1994
- ---------------------------------------------
                Olin B. King

         *  H. MANNING MCPHILLIPS, JR.          Director                         August 10, 1994
- ---------------------------------------------
         H. Manning McPhillips, Jr.

                  *  HENRY E. SIMPSON           Director                         August 10, 1994
- ---------------------------------------------
              Henry E. Simpson

                  SIGNATURE                              TITLE                     DATE
- ---------------------------------------------   ------------------------   ---------------------
             *  ROBERT E. STEINER, III          Director                         August 10, 1994
- ---------------------------------------------
           Robert E. Steiner, III

             *  LEE J. STYSLINGER, JR.          Director                         August 10, 1994
- ---------------------------------------------
           Lee J. Styslinger, Jr.

       *By:    /s/  VIRGINIA L. MARTIN                                           August 10, 1994
- ---------------------------------------------
             Virginia L. Martin,
              Attorney-in-fact

                               INDEX TO EXHIBITS


EXHIBIT                                                                                    SEQUENTIALLY
NUMBER                                        DESCRIPTION                                  NUMBER PAGE
- -------       ---------------------------------------------------------------------------  ------------
   2.1   --   Agreement and Plan of Merger dated as of April 12, 1994, by and between
              First Community Bancshares, Inc. and Regions Financial Corporation
              (formerly First Alabama Bancshares, Inc.) -- included as Appendix A to the
              Proxy Statement/Prospectus.................................................
   4.1   --   Certificate of Incorporation of Regions Financial
              Corporation -- incorporated by reference from the Registration Statement of
              Regions Financial Corporation on Form S-4, Registration No. 33-54231.......
   4.2   --   By-laws of Regions Financial Corporation -- incorporated by reference from
              Registration Statement of Regions Financial Corporation on Form S-4,
              Registration Number 33-54231...............................................
   5.    --   Opinion re: legality.......................................................
   8.    --   Opinion re: tax matters....................................................
  23.1   --   Consent of Ernst & Young...................................................
  23.2   --   Consent of Read, Martin, Slickman & Sheats -- previously filed.............
  23.3   --   Consent of Lange, Simpson, Robinson & Somerville -- included in Exhibit
              5..........................................................................
  23.4   --   Consent of Alston & Bird -- included in Exhibit 8..........................
  24.    --   Power of Attorney -- the manually signed power of attorney is set forth in the signature page of the registration statement...........................
  99.1   --   Documents filed with the Commission by First Community Banschares, Inc. and incorporated by reference, consisting of Form 10-K for the year ended
              December 31, 1993, and Form 10-Q for the quarter ended March 31, 1994......
  99.2   --   Form of Proxy..............................................................